Exhibit 99.1

BANK OF MONTREAL
ANNUAL MEETING APRIL 1, 2014

Notice of Annual Meeting of Shareholders and Management Proxy Circular

Please take a moment to vote. Your participation as a Shareholder is important to us. This document tells you who can vote, what you will be voting on and how to vote.

Your Vote Matters

Choose to vote in one of three ways:

•	Vote online by visiting www.investorvote.com (registered shareholders, including BMO employees) or www.proxyvote.com (non-registered shareholders)
•	Vote by returning the enclosed form of proxy or voting instruction form by mail or fax
•	Vote in person at the annual meeting of Shareholders

Detailed voting instructions for non-registered and registered shareholders can be found starting on page 7 of this Management Proxy Circular.

Location of Annual Meeting Of Shareholders

BMO Financial Group Institute for Learning 3550 Pharmacy Ave. Toronto, Ontario PARKING Located on the West side of the building.

DIRECTIONS

From West:

•	401 Eastbound to Don Valley Parkway (DVP) exit
•	Take 404 North to Steeles and Woodbine exit (Exit 22)
•	Stay right and turn right on to Steeles Avenue
•	At the 3rd set of lights, turn right on Pharmacy Ave. and turn into 1st driveway on the right

From East:

•	401 Westbound to Don Valley Parkway (DVP) exit
•	Take 404 North to Steeles and Woodbine exit (Exit 22)
•	Stay right and turn right on to Steeles Avenue
•	At the 3rd set of lights, turn right on Pharmacy Ave. and turn into 1st driveway on the right

From North:

•	404 South to Steeles and Woodbine exit (Exit 22)
•	Turn left on to Steeles Avenue
•	At the 4th set of lights, turn right on Pharmacy Ave. and turn into 1st driveway on the right

From South:

•	Don Valley Parkway (DVP) North which becomes 404 North
•	Take Steeles and Woodbine exit (Exit 22)
•	Stay right and turn right on to Steeles Avenue
•	At the 3rd set of lights, turn right on Pharmacy Ave. and turn into 1st driveway on the right

1	Bank of Montreal Management Proxy Circular

Letter to Shareholders

Dear fellow Shareholder,

Once a year we all meet to hear firsthand about the Bank’s direction and progress to date. It is time set aside to speak with management, ask questions of them directly and receive immediate answers.

It is also our annual opportunity to vote on those matters that affect the governance of our company – and to choose the people who will represent us around the boardroom table when key decisions are made.

On April 1, 2014, our Annual Meeting of Shareholders will be held at the Bank’s Institute for Learning in Toronto, the centrepiece of BMO’s commitment to continuing education. As an organization that is constantly evolving to keep pace with our customers, we welcome this chance to showcase our leadership in the development of people. In 2014, the Institute for Learning celebrates 20 years of delivering programs that span skills training, management education and leadership development – all designed to build a strong workforce and contribute to the future performance of the Bank.

Your presence at the Annual Meeting is important. You can attend in person or online at www.bmo.com/home/about/banking/investor-relations/annual-general-meeting. And whether you attend in person or online, we strongly urge you to submit your proxy vote ahead of time and make your vote count. Your participation is important to your Board of Directors and the management team. Your vote matters.

Please take the time to review this Management Proxy Circular and our 2013 Annual Report. In the Management Proxy Circular you will find an explanation of the matters we will be voting on, along with detailed voting instructions. While you may register your position on proxy matters through the mail, there are clear benefits to opting for secure and instantaneous online voting. In the Annual Report you will find detailed information about BMO’s performance over the past fiscal year. You can find the Annual Report on our website, along with the Bank’s quarterly results, presentations to the investment community and other useful information about BMO Financial Group.

Your directors and the management team look forward to welcoming you on Tuesday, April 1. Over the past decade we have been steadily deepening BMO’s long-standing focus on customers and building the capabilities that grow loyalty and advocacy – and as a result, we are confident in our ability to thrive in this period of rapid change. We can only do so, however, with the involvement and support of our shareholders. We look forward to having you join the conversation.

Sincerely,

J. Robert S. Prichard	William A. Downe
Chairman of the Board	Chief Executive Officer

February 7, 2014

You may obtain an electronic copy of this Management Proxy Circular by downloading it from www.bmo.com/home/about/banking/corporate-governance or by calling the Corporate Secretary’s Department at (416) 867-6785.

Bank of Montreal Management Proxy Circular	2

3	Bank of Montreal Management Proxy Circular

Notice of Annual Meeting of

Shareholders of Bank of Montreal

When:             Tuesday, April 1, 2014 at 9:30 a.m. (local time)

Where:            BMO Financial Group Institute for Learning

3550 Pharmacy Avenue, Toronto, Ontario

The meeting will be held for the following purposes:

1.	receive the consolidated financial statements of Bank of Montreal (the “Bank”) for the financial year ended October 31, 2013; and the Shareholders’ auditors’ report on those statements;
2.	elect the Board of Directors for 2014;
3.	appoint the Shareholders’ auditors for 2014;
4.	consider and, if deemed fit, approve an advisory resolution on the Bank’s approach to executive compensation;
5.	consider the Shareholder proposals set out starting on page 46 of the management proxy circular; and
6.	transact any other business properly brought before the meeting.

Our website will carry live coverage of the meeting, as well as a recording after the meeting. Online, you can also find our 2013 Annual Report, our 2013 Environmental, Social and Governance Report and Public Accountability Statement, our quarterly results, presentations to the investment community, and other useful information about us.

Holders of common shares (“Shares”) as at January 31, 2014, will be entitled to vote at the meeting. The number of eligible votes* that may be cast at the meeting is 644,598,227, such number being the total number of Shares of the Bank outstanding on January 31, 2014.

Whether or not you plan to attend the meeting in person, please complete the enclosed form of proxy or voting instruction form and return it in the postage prepaid envelope provided, or follow the instructions on the form in order to vote your Shares. For your vote to be recorded, your proxy vote must be received by our transfer agent, Computershare Trust Company of Canada, no later than 5:00 p.m. (Eastern Daylight Time) on March 31, 2014. To vote in person at the meeting, please see the section “Voting Information” on page 7 of the management proxy circular.

By order of the Board of Directors,

Barbara M. Muir

Corporate Secretary

February 7, 2014

*	The actual number of eligible votes may be fewer due to voting restrictions set forth in the Bank Act (Canada) as described on page 9 under “Who Cannot Vote”.

Bank of Montreal Management Proxy Circular	4

Management Proxy Circular

Annual Meeting of Shareholders

The annual meeting of Shareholders of the Bank on April 1, 2014 is our opportunity to discuss the Bank’s performance and our plans for the future. It is also your opportunity to vote on important matters. We encourage you to vote.

Management Proxy Circular

This circular provides Shareholders with important information to make voting decisions. References to “BMO”, the “Bank”, “we”, “our” or “us” mean Bank of Montreal and, where applicable, our subsidiaries. References to “Shareholders” mean shareholders of the Bank and references to “Shares” mean common shares of the Bank. References to the “Board” mean Bank of Montreal’s Board of Directors.

Date of Circular

This circular is dated February 7, 2014, and all information, unless indicated otherwise, is as at that date.

Business of the Meeting

The meeting will cover the following five items of business:

1.	BMO’s Financial Statements

You can find BMO’s consolidated financial statements for the October 31, 2013 year end in our 2013 Annual Report.

2.	Electing the Board of Directors

Information about the director nominees starts on page 10. All nominees were elected as directors at the Bank’s 2013 annual meeting of Shareholders. The directors you elect at this year’s meeting will hold office from the close of the meeting until the next annual meeting or until their successors are elected or appointed.

If Robert Prichard or William Downe is your proxyholder and you have not given instructions on how to vote, he will vote for all of the nominees listed in this circular. If, for any reason, at the time of the meeting any of the nominees are unable to serve, and unless you have specified otherwise, Robert Prichard or William Downe may, at their discretion, vote for any number of substitute nominees.

Majority vote for directors

The Bank has a majority voting policy for the election of directors. If a director standing for election or re-election in an uncontested election receives more withhold votes than for votes, he or she must offer to resign. In such case, the Governance and Nominating Committee will recommend to the Board whether to accept or reject the resignation. The nominee will not participate in the decision to accept or reject the resignation.

3.	Appointing Auditors

The directors propose to appoint KPMG LLP as the Shareholders’ auditors for the 2014 fiscal year. KPMG LLP has been one of the Bank’s auditing firms since 1990, and became the Bank’s sole auditing firm on November 1, 2003. If Robert Prichard or William Downe is your proxyholder and you have not given instructions on how to vote, he will vote for the appointment of KPMG LLP as the Shareholders’ auditors.

5	Bank of Montreal Management Proxy Circular

Independence of auditors

We have a strict policy limiting other services that the Shareholders’ auditors can provide to the Bank. Moreover, the Audit and Conduct Review Committee or its delegate pre-approves all services from the Shareholders’ auditors in accordance with the Bank’s Auditor Independence policy, either on a case-by-case basis or in annual budgets for specific services. This helps protect the audit function from conflicts of interest and helps ensure the independence of the Shareholders’ auditors. A rigorous process is applied under this policy to ensure that all the services provided by the Shareholders’ auditors comply with the policy and professional standards and securities regulations.

Shareholders’ Auditors’ fees

Aggregate fees paid to the Shareholders’ auditors during the fiscal years ended October 31, 2013 and 2012 were as follows:

Fees ($ millions) (1)	2013	2012
Audit fees	$14.9	$15.8
Audit-related fees (2)	1.5	1.7
Tax fees	—	—
All other fees (3)	1.0	1.2
Total	$17.4	$18.7

(1)	The classification of fees is based on applicable Canadian securities laws and U.S. Securities and Exchange Commission definitions.
(2)	Audit-related fees for 2013 and 2012 relate to fees paid for accounting advice, specified procedures on our Management Proxy Circular and other specified procedures.
(3)	All other fees for 2013 and 2012 relate primarily to fees paid for reviews of compliance with regulatory requirements for financial information and reports on internal controls over services provided by various BMO Financial Group businesses. They also include costs of translation services.

4.	Voting on our Approach to Executive Compensation

The governing objective of our executive compensation program is to align executive interests with Shareholders’ interests. This objective is reflected in our philosophy of pay for performance based on competitive market practice, without encouraging excessive or inappropriate risk taking. You can find details of our executive compensation program starting on page 59.

The Bank believes that our approach to executive compensation is in the Shareholders’ best interests, because executives and Shareholders share the common goal of success and improved Shareholder value. Independent studies commissioned by the Bank’s Human Resources Committee support our approach.

We are asking you to vote on the way we compensate our executives. This vote is advisory and non-binding. However, it will influence how the Human Resources Committee looks at compensation in the future.

The resolution, which needs a majority vote to be approved, is:

“Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the Shareholders accept the approach to executive compensation disclosed in the Management Proxy Circular delivered in advance of the 2014 Annual Meeting of Shareholders of the Bank.”

If Robert Prichard or William Downe is your proxyholder and you have not given instructions on how to vote, he will vote for this resolution.

You can contact the Corporate Secretary’s Department with comments and questions on our executive compensation program or you can communicate directly with the Board of Directors. Applicable contact information is on page 42.

5.	Considering Shareholder Proposals

The Shareholder proposals are set out starting on page 46. You may vote for, against, or abstain from voting on each of them. If Robert Prichard or William Downe is your proxyholder and you have not given instructions on how to vote, he will vote against each of these proposals.

Bank of Montreal Management Proxy Circular	6

Voting Information

Items of business

At the meeting, you will vote on:

•	Election of directors
•	Appointment of the Shareholders’ auditors
•	Approval of approach to executive compensation
•	Shareholder proposals

Each item of business, other than the election of directors and the appointment of the Shareholders’ auditors, needs approval by a majority (more than 50%) of the votes cast in order to be approved.

Who Can Vote

You have the right to vote – one vote per Share – if you owned Shares on January 31, 2014, unless you are described below under “Who Cannot Vote”. On that date, we had 644,598,227 Shares outstanding.

Voting Instructions for Non-Registered Shareholders

You are a non-registered Shareholder if the Shares you own are registered for you in the name of an intermediary, such as a bank, investment dealer, securities broker or trust company. Most Shareholders are non-registered Shareholders. If you are a non-registered Shareholder, your intermediary will send you a voting instruction form with this circular. We may not have records of your shareholdings as a non-registered Shareholder, so you must follow the instructions from your intermediary to vote.

If you wish to vote in person at the meeting, insert your name in the space provided for the proxyholder appointment on the voting instruction form, and return it as instructed by your intermediary. Do not complete the voting section of the voting instruction form, since you will vote in person at the meeting. When you arrive at the meeting, please register with our transfer agent, Computershare Trust Company of Canada.

If you do not intend to attend the meeting and vote in person, you can either mark your voting instructions on the voting instruction form or choose another person – called a proxyholder – to attend the meeting and vote your Shares for you. In either case, you will need to complete and return your voting instruction form as instructed by your intermediary.

Voting Instructions for Registered Shareholders

You are a registered Shareholder if the Shares you own are registered directly in your name. If that is the case, your name appears on your Share certificate or a statement from a direct registration system confirming your shareholdings.

If you wish to vote in person at the meeting, do not complete or return the enclosed proxy form but bring it with you to the meeting. When you arrive at the meeting, please register with our transfer agent, Computershare.

If you do not intend to attend the meeting and vote in person, you can either mark your voting instructions in the voting section of the proxy form or choose another person – called a proxyholder – to attend the meeting and vote your Shares for you. In either case, you will need to complete and return the enclosed proxy form to Computershare.

Voting by Proxy

Choosing Your Proxyholder

The enclosed proxy form or voting instruction form names Robert Prichard or William Downe, each a director of the Bank, as your proxyholder. If you wish to appoint a different proxyholder, write that person’s or company’s name in the blank space on the form or, if voting online, in accordance with the online voting instructions. Your proxyholder does not have to be a Shareholder of the Bank. Make sure your chosen proxyholder will attend the meeting and vote for you. If you do not appoint a different proxyholder in your returned proxy form or voting instruction form, then Robert Prichard or William Downe will vote for you.

7	Bank of Montreal Management Proxy Circular

How Your Proxyholder Will Vote

For the election of directors and the appointment of the Shareholders’ auditors, you may either vote for or withhold. For other voting matters, except the Shareholder proposals, you may vote for or against. For the Shareholder proposals, you may either vote for or against or abstain from voting. If you have given voting instructions in your proxy form or voting instruction form, your proxyholder must vote according to those instructions. If you have not given voting instructions in your proxy form or voting instruction form, your proxyholder will decide how to vote. Your proxyholder will also decide how to vote on any amendment or variation to any of the matters in the notice of the meeting or any new matters that are properly brought before the meeting.

If you properly complete and return your proxy form or voting instruction form, but do not appoint a different proxyholder and do not give specific voting instructions, Robert Prichard or William Downe will vote for you as follows:

•	for the election of the nominee directors to the Board
•	for the appointment of the Shareholders’ auditors
•	for the advisory resolution approving the Bank’s approach to executive compensation
•	against the Shareholder proposals

Returning the Proxy Form

If you are a registered Shareholder, the enclosed proxy form tells you how to submit your voting instructions. Our transfer agent, Computershare, must receive your proxy by no later than 5:00 p.m. (Eastern Daylight Time) on March 31, 2014. You may return your proxy in one of the following ways:

•	by mail, in the envelope provided
•	by fax, to 1-866-249-7775 (if faxing within Canada and the United States) or 416-263-9524 (other countries)
•	by using the Internet by going to www.investorvote.com and following the instructions on the screen

Returning the Voting Instruction Form

If you are a non-registered Shareholder, return your voting instructions using one of the methods noted on the voting instruction form provided by your intermediary. Remember that your intermediary must receive your voting instructions in sufficient time for your intermediary to act on them. For your votes to count, they must be received by Computershare by no later than 5:00 p.m. (Eastern Daylight Time) on March 31, 2014.

Changing Your Voting Instructions

If you are a registered Shareholder and you change your mind about how you have voted before the meeting, you must deliver a signed written notice changing your instructions to one of the following people:

•

the Corporate Secretary of the Bank not later than 5:00 p.m. (Eastern Daylight Time) on the last business day before the meeting (or any adjournment, if the meeting is adjourned) at the address, fax number or email provided on page 41 of this circular

•	the Chairman of the Board before the meeting starts or any adjourned meeting reconvenes

You may also change your instructions by voting in person at the meeting after registering with our transfer agent, Computershare, at the meeting.

If you are a non-registered Shareholder and have returned your voting instructions to your intermediary and change your mind about your vote, or decide to attend the meeting and vote in person, contact your intermediary to find out what to do.

Voting Instructions for Employee Shareholders

If you hold Shares through the Bank of Montreal Employee Share Ownership Plan or Employee Share Purchase Plan, you may vote your Shares in one of the following ways:

•	electronically by visiting www.investorvote.com and following the online voting instructions
•	by following the voting instructions for non-registered Shareholders

We Encourage You to Vote

We encourage you to vote. This circular is being sent to you for the purpose of soliciting proxies by the Bank’s management for use at the meeting. Costs of the solicitation are paid by the Bank. We

Bank of Montreal Management Proxy Circular	8

may also contact you by letter, email or phone call to ask you to vote, using our outside agency, CST Phoenix Advisory Partners. We expect to pay approximately $32,000 for their services, plus charges for any telephone calls.

Who Cannot Vote

Shares beneficially owned by the following entities and persons cannot be voted (unless in circumstances approved by the Minister of Finance):

•	the Government of Canada or any of its agencies
•	the government of a province or any of its agencies
•	the government of a foreign country or any political subdivision of a foreign country or any of its agencies
•	any person who has acquired more than 10% of any class of shares of the Bank

Also, if a person, or an entity controlled by a person, beneficially owns Shares that are, in the aggregate, more than 20% of the eligible votes that may be cast, that person or entity may not cast any vote on the Shares (unless permitted by the Minister of Finance).

To the knowledge of the Bank’s directors and officers, as at January 31, 2014, no one person or entity beneficially owned, directly or indirectly, or exercised control or direction over more than 10% of the Bank’s outstanding Shares.

Confidentiality

To keep voting confidential, Computershare counts all proxies. Computershare only discusses proxies with the Bank when legally necessary, when a Shareholder clearly intends to communicate with management, or when there is a proxy contest.

Contacting the Bank’s Transfer Agent

For general Shareholder inquiries, contact our transfer agent:

by mail at:

Computershare Trust Company of Canada

100 University Avenue

8th Floor, North Tower

Toronto, Ontario M5J 2Y1

by telephone:

within Canada and the United States at 1-800-340-5021

from all other countries at 514-982-7555

by email at:

service@computershare.com

by fax:

within Canada and the United States at 1-888-453-0330

from all other countries at 416-263-9394

Questions at the Meeting

You can ask questions about the Bank and its business in any of the following ways:

1.	In person at the meeting
2.	In writing when you register for the meeting with Computershare
3.	During the webcast at www.bmo.com/home/about/banking/investor-relations/annual-general-meeting
4.	By email to the Corporate Secretary at corp.secretary@bmo.com
5.	By mail to the Corporate Secretary at the address provided on page 41

Shareholder Proposals Next Year

Proposals for the next annual meeting of Shareholders must be submitted by November 3, 2014.

9	Bank of Montreal Management Proxy Circular

Directors

The Board is responsible for supervising the management of the business and affairs of the Bank. As Shareholders, you elect the members of the Board as your representatives. This section provides information about the director nominees for election to the Board, their continuing education and skills, their compensation and their attendance at meetings.

Nominees	for Election to Board of Directors

The effective management of an organization of the Bank’s size and scope requires dedication, diversity and experience. Pie charts a), b), and c) below provide summary information about the skills and experience of the non-employee director nominees. Pie chart d) shows the attendance of non-employee director nominees serving on the Board at the end of fiscal 2013. The director nominee profiles on pages 11 to 20 provide detailed information about each nominee for election to the Board, including their expertise, committee memberships, meeting attendance, public board memberships and voting results for last year’s director elections. The profiles also disclose information on the securities held by the nominees as at February 7, 2014, as well as the value of their total compensation received in fiscal 2013.

Bank of Montreal Management Proxy Circular	10

Robert M. Astley Age: 69 Waterloo, Ontario Canada Director Since: 2004 Independent (1) Industry Expertise: Financial Services

Bob Astley, a Corporate Director, is the former President and Chief Executive Officer of Clarica Life Insurance Company, a life and health insurance company headquartered in Waterloo, Ontario, and former President of Sun Life Financial Canada, comprising the Canadian life and health insurance and wealth management operations of Sun Life Financial Inc. In 1999, as President and Chief Executive Officer of Mutual Life of Canada, he led the organization and its stakeholders through demutualization, an initial public offering and a corporate name change to Clarica Life Insurance Company. With the combining of the operations of Clarica and Sun Life Financial Services of Canada Inc. in 2002, Mr. Astley was appointed President of Sun Life Financial Canada, a position he held until his retirement in September 2004. Mr. Astley is Chairman and a director of the CPP Investment Board. He is also an Honorary Lifetime Director of the Kitchener-Waterloo Symphony Orchestra. Mr. Astley graduated from the University of Manitoba with an Honours degree in Science and is a Fellow of the Canadian Institute of Actuaries.

	BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE	ATTENDANCE (TOTAL)
	Board of Directors	11 of 11 (100%)	38 of 38 (100%)
	Governance and Nominating	7 of 7 (100%)
	Human Resources (Chair)	11 of 11 (100%)
	Risk Review	9 of 9 (100%)
	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS		CURRENT BOARD COMMITTEE MEMBERSHIPS
	None		N/A

SECURITIES HELD
Year	Shares (2)	Deferred Share Units (DSUs) (3)(9)	Total of Shares and DSUs	Total Amount at Risk (4)	Minimum Required (5)	Amount Exceeding Minimum Required (5)	Total Amount at Risk as a Multiple of Annual Retainer (6)
2014	1,500	32,689	34,189	$ 2,369,298	$ 600,000	$ 1,769,298	11.8
2013	11,485	30,539	42,024	$ 2,698,361	$ 600,000	$ 2,098,361	15.4
Net Change	-9,985	2,150	-7,835	$ (329,063)		$ (329,063)	-3.6
VALUE OF TOTAL COMPENSATION RECEIVED IN FISCAL 2013
2013: $226,500 ($100,000 in DSUs)
VOTING RESULTS OF 2013 ANNUAL MEETING OF SHAREHOLDERS
Votes For: 99.33% Votes Withheld: 0.67%

11	Bank of Montreal Management Proxy Circular

Janice M. Babiak Age: 56 Franklin, Tennessee United States Director Since: 2012 Independent (1) Industry Expertise: Consumer Discretionary Consumer Staples Financial Services Information Technology

Jan Babiak, a Corporate Director, is a former Managing Partner at Ernst & Young LLP (EY), an accounting firm. From 1982 until the end of 2009, and based in the United Kingdom from 1990 onwards, she held a number of roles including global assurance and advisory P&L leadership roles in Technology Security and Risk Services and Regulatory and Public Policy; and she founded and led their global Climate Change and Sustainability Services practice. She also served on EY’s management board for Northern Europe, Middle East, India and Africa. In 2012 she joined the board of Walgreens where she chairs the Audit and sits on the Finance Committees. Her current portfolio includes sitting on the board and the Remuneration, Nomination and Pension Committees of the Royal Mail plc in the United Kingdom. She also sits on the Council of the Institute of Chartered Accountants in England and Wales and their Corporate Responsibility Advisory Group. She received a B.B.A. in Accounting from the University of Oklahoma and an M.B.A from Baldwin Wallace University and holds international information systems security and control, as well as US and UK accounting, qualifications.

	BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE	ATTENDANCE (TOTAL)
	Board of Directors†	9 of 11 (82%)	20 of 22 (91%)
	Audit and Conduct Review	6 of 6 (100%)
	Risk Review*	5 of 5 (100%)
	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS		CURRENT BOARD COMMITTEE MEMBERSHIPS
	Walgreens	April 2012 – Present	Audit (Chair) Finance
	Royal Mail plc	October 2013 – Present	Remuneration Nomination Pension
	Logica plc	2010 – 2012

SECURITIES HELD
	Year	Shares (2)	Deferred Share Units (DSUs) (3)(9)	Total of Shares and DSUs	Total Amount at Risk (4)	Minimum Required (5)	Amount Exceeding Minimum Required (5)	Total Amount at Risk as a Multiple of Annual Retainer (6)
	2014	—	3,148	3,148	$ 218,156	$ 600,000	$ (381,844)	1.1
	2013	—	1,021	1,021	$ 65,558	$ 600,000	$ (534,442)	0.4
	Net Change	—	2,127	2,127	$ 152,598		$ 152,598	0.7
VALUE OF TOTAL COMPENSATION RECEIVED IN FISCAL 2013
	2013: $185,500 ($185,500 in DSUs)
VOTING RESULTS OF 2013 ANNUAL MEETING OF SHAREHOLDERS
	Votes For: 99.43% Votes Withheld: 0.57%
†	Ms. Babiak could not attend two Board meetings due to conflicting schedule commitments, which she made the Board aware of prior to joining as a director.
*	Effective April 10, 2013, Ms. Babiak was appointed to the Risk Review Committee.

Bank of Montreal Management Proxy Circular	12

Sophie Brochu Age: 50 Bromont, Quebec Canada Director Since: 2011 Independent (1) Industry Expertise: Energy Industrials

Sophie Brochu holds the position of President and Chief Executive Officer of Gaz Metro, a diversified energy company. Ms. Brochu is a graduate in Economics from Université Laval in Quebec City where she specialized in the energy field. She sits on the Board of Gaz Métro as well as on the Boards of Bell Canada and BCE Inc. Ms. Brochu was co-president of the Centraide of Greater Montreal campaign for 2010 and is also involved in the 80, ruelle de l’Avenir project, which aims to combat school dropout in the Centre-Sud and Hochelaga Maisonneuve neighbourhoods.

	BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE	ATTENDANCE (TOTAL)
	Board of Directors	10 of 11 (91%)	16 of 17 (94%)
	Audit and Conduct Review	6 of 6 (100%)
	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS		CURRENT BOARD COMMITTEE MEMBERSHIPS
	Bell Canada	2010 – Present	Audit
Corporate Governance
	BCE Inc.	2010 – Present	Audit
Corporate Governance

SECURITIES HELD
Year	Shares (2)	Deferred Share Units (DSUs) (3)(9)	Total of Shares and DSUs	Total Amount at Risk (4)	Minimum Required (5)	Amount Exceeding Minimum Required (5)	Total Amount at Risk as a Multiple of Annual Retainer (6)
2014	—	7,891	7,891	$ 546,846	$ 600,000	$ (53,154)	2.7
2013	—	5,694	5,694	$ 365,612	$ 600,000	$(234,388)	2.1
Net Change	—	2,197	2,197	$ 181,235		$ 181,235	0.6
VALUE OF TOTAL COMPENSATION RECEIVED IN FISCAL 2013
2013: $176,500 ($176,500 in DSUs)
VOTING RESULTS OF 2013 ANNUAL MEETING OF SHAREHOLDERS
Votes For: 99.24% Votes Withheld: 0.76%

George A. Cope Age: 52 Toronto, Ontario Canada Director Since: 2006 Independent (1) Industry Expertise: Telecommunications

George Cope is President and Chief Executive Officer of Bell Canada and BCE Inc., leading the transformation of Canada’s largest communications company as a customer-focused competitor through a strategy of broadband network investment, service enhancement and cost efficiency. Prior to joining Bell in 2005, Mr. Cope was President and Chief Executive Officer of national wireless carrier Telus Mobility from 2000. Previously, he served as President and Chief Executive Officer of national wireless carrier Clearnet Communications for 13 years. Mr. Cope holds a Business Administration (Honours) degree from the Richard Ivey School of Business at the University of Western Ontario. In 2013 he served as Chair of the United Way Toronto Campaign Cabinet and was named Ivey Business Leader of the Year.

	BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE	ATTENDANCE (TOTAL)
	Board of Directors	11 of 11 (100%)	22 of 22 (100%)
	Human Resources	11 of 11 (100%)
	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS		CURRENT BOARD COMMITTEE MEMBERSHIPS
	Bell Canada	2008 - Present	None
	BCE Inc.	2008 – Present	None
	Bell Aliant	2008 – Present	Chairman
	NII Holdings, Inc.	2004 – 2010

SECURITIES HELD
Year	Shares (2)	Deferred Share Units (DSUs) (3)(9)	Total of Shares and DSUs	Total Amount at Risk (4)	Minimum Required (5)	Amount Exceeding Minimum Required (5)	Total Amount at Risk as a Multiple of Annual Retainer (6)
2014	9,660	22,422	32,082	$ 2,223,283	$ 600,000	$ 1,623,283	11.1
2013	9,660	19,782	29,442	$ 1,890,471	$ 600,000	$ 1,290,471	10.8
Net Change	—	2,640	2,640	$ 332,812		$ 332,812	0.3
VALUE OF TOTAL COMPENSATION RECEIVED IN FISCAL 2013
2013: $175,000 ($175,000 in DSUs)
VOTING RESULTS OF 2013 ANNUAL MEETING OF SHAREHOLDERS
Votes For: 96.96% Votes Withheld: 3.04%

13	Bank of Montreal Management Proxy Circular

William A. Downe Age: 61 Toronto, Ontario Canada Director Since: 2007 Non-Independent (1) Industry Expertise: Financial Services Energy Health Care

Bill Downe is Chief Executive Officer of BMO Financial Group, a role he has held since 2007. Mr. Downe serves on the Board of Directors of BMO Nesbitt Burns Holding Corporation and BMO Financial Corp. (both subsidiaries of the Bank). Mr. Downe is a Director on the Board of Manpower Inc. and a member of their Executive Compensation and Human Resources Committee. He is currently a member of the Rush University Medical Center Board of Trustees as well as their Compensation and Human Resources Committee and Development Committee. Mr. Downe is a Director of Catalyst Inc., a member of their Audit Committee and Chair of Catalyst’s Canadian Advisory Board. In Canada, he is a Director on the Board of the Canadian Council of Chief Executives (CCCE) and is currently a Director on the Board of St. Michael’s Hospital Foundation. Mr. Downe is also a member of the Campaign Executive for The Campaign for the University of Toronto. Additionally, Mr. Downe is a Board member of the International Monetary Conference (IMC) and a member of the Economic Club of Chicago. Mr. Downe holds an M.B.A. from the University of Toronto.

	BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE	ATTENDANCE (TOTAL)
	Board of Directors	11 of 11 (100%)	44 of 44 (100%)
	Audit and Conduct Review*	6 of 6 (100%)
	Governance and Nominating*	7 of 7 (100%)
	Human Resources*	11 of 11 (100%)
	Risk Review*	9 of 9 (100%)
	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS		CURRENT BOARD COMMITTEE MEMBERSHIPS
	Manpower Inc.	2011 – Present	Executive Compensation Human Resources

SECURITIES HELD
	Year	Shares (2)	Units (7)	Total of Shares and Units	Total Amount at Risk (4)	Minimum Required (8)	Amount Exceeding Minimum Required (8)
	2014	233,176	450,118	683,294	$ 47,352,274	$ 10,746,750	$ 36,605,524
	2013	223,399	412,685	636,084	$ 40,842,954	$ 8,778,000	$ 32,064,954
	Net Change	9,777	37,433	47,210	$ 6,509,321		$ 4,540,571
OPTIONS HELD
	Mr. Downe did not receive compensation for his services as a director and was not entitled to receive options under the Non-Officer Director Stock Option Plan as described on page 26.
VOTING RESULTS OF 2013 ANNUAL MEETING OF SHAREHOLDERS
	Votes For: 99.41% Votes Withheld: 0.59%
*	During fiscal 2013, Mr. Downe attended Committee meetings, in full or in part as appropriate, at the request of the Committees but was not a member of any Committee.

Bank of Montreal Management Proxy Circular	14

Christine A. Edwards Age: 61 Chicago, Illinois United States Director Since: 2010 Independent (1) Industry Expertise: Financial Services

Christine Edwards is a Capital Partner in the Corporate Practice Group of Winston & Strawn, an International law firm headquartered in the US. Ms. Edwards heads the firm’s Bank Regulatory Practice Group. Prior to joining Winston & Strawn in 2003, she was Executive Vice-President and Chief Legal Officer at several Fortune 250 Financial Services Companies including Bank One Corporation and Morgan Stanley. In those roles she had responsibility for each Company’s law, compliance, regulatory and government relations functions. Ms. Edwards is ranked nationally in the area of Financial Services and Securities Regulation by Chambers USA and America’s Leading Lawyers for Business; was named an Illinois Super Lawyer from 2008 through 2013 and is listed in The Legal 500. Ms. Edwards serves on the Board of Trustees, Executive and Nominating Committees, and Chairs the Audit Committee for Rush University Medical Center, a leading academic medical center in Chicago. Ms. Edwards serves in Washington D.C. on the Oversight Board of the U.S. Chamber of Commerce Center for Capital Markets Competiveness. Ms. Edwards received a B.A. in English and Education from the University of Maryland and a J.D., with honors, from the University of Maryland School of Law.

	BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE	ATTENDANCE (TOTAL)
	Board of Directors	11 of 11 (100%)	35 of 35 (100%)
	Risk Review	9 of 9 (100%)
	Human Resources	11 of 11 (100%)
	The Pension Fund Society of the Bank of Montreal	4 of 4 (100%)
	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS		CURRENT BOARD COMMITTEE MEMBERSHIPS
	None		N/A

SECURITIES HELD
Year	Shares (2)	Deferred Share Units (DSUs) (3)(9)	Total of Shares and DSUs	Total Amount at Risk (4)	Minimum Required (5)	Amount Exceeding Minimum Required (5)	Total Amount at Risk as a Multiple of Annual Retainer (6)
2014	3,325	10,986	14,311	$ 991,752	$ 600,000	$ 391,782	5.0
2013	2,825	8,429	11,254	$ 722,619	$ 600,000	$ 122,619	4.1
Net Change	500	2,557	3,057	$ 269,133		$ 269,133	0.8
VALUE OF TOTAL COMPENSATION RECEIVED IN FISCAL 2013
2013: $201,500 ($201,500 in DSUs)
VOTING RESULTS OF 2013 ANNUAL MEETING OF SHAREHOLDERS
Votes For: 99.40% Votes Withheld: 0.60%

15	Bank of Montreal Management Proxy Circular

Ronald H. Farmer Age: 63 Toronto, Ontario Canada Director Since: 2003 Independent (1) Industry Expertise: Financial Services Health Care Industrials Materials		Ron Farmer is Managing Director of Mosaic Capital Partners, a Toronto-based management and holding company with interests in several private companies. Prior to joining Mosaic in 2003, he spent 25 years with McKinsey & Company, serving as the Managing Partner for the Canadian practice from 1991 to 1997. Mr. Farmer is director of Integran Technologies, and Valeant Pharmaceuticals International Inc. He also serves on the Dean’s Advisory Council of the Schulich School of Business. He holds a B.A. and an M.B.A. from The University of Western Ontario.
	BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE	ATTENDANCE (TOTAL)
	Board of Directors	10 of 11 (91%)	38 of 39 (97%)
	Audit and Conduct Review	6 of 6 (100%)
	Governance and Nominating	7 of 7 (100%)
	Human Resources	11 of 11 (100%)
	The Pension Fund Society of the Bank of Montreal (Chair)	4 of 4 (100%)
	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS		CURRENT BOARD COMMITTEE MEMBERSHIP
	Valeant Pharmaceuticals International Inc.	2011 – Present	Talent & Compensation (Chair) Nominating & Governance
	Afexa Life Sciences Inc.	October 2011 – December 12, 2011

SECURITIES HELD
Year	Shares (2)	Deferred Share Units (DSUs) (3)(9)	Total of Shares and DSUs	Total Amount at Risk (4)	Minimum Required (5)	Amount Exceeding Minimum Required (5)	Total Amount at Risk as a Multiple of Annual Retainer (6)

2014	5,000	38,788	43,788	$ 3,034,508	$ 600,000	$ 2,434,508	15.2
2013	5,000	35,216	40,216	$ 2,582,269	$ 600,000	$ 1,982,269	14.8
Net Change	—	3,572	3,572	$ 452,239		$ 452,239	0.4
VALUE OF TOTAL COMPENSATION RECEIVED IN FISCAL 2013
2013: $211,500 ($211,500 in DSUs)
VOTING RESULTS OF 2013 ANNUAL MEETING OF SHAREHOLDERS
Votes For: 99.35% Votes Withheld: 0.65%

Eric R. La Flèche Age: 52 Montreal, Quebec Canada Director Since: 2012 Independent (1) Industry Expertise: Consumer Staples		Eric La Flèche is President and Chief Executive Officer of Metro Inc., a leading food retailer and distributor, since April 2008. He joined Metro in 1991 and has held several positions of increasing responsibility, including Executive Vice-President and Chief Operating Officer (2005). Mr. La Flèche holds an M.B.A. from Harvard Business School and a law degree from the University of Ottawa. He is involved with several charities in Quebec including United Way of Greater Montreal.
	BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE	ATTENDANCE (TOTAL)
	Board of Directors	11 of 11 (100%)	17 of 19 (89%)
	Audit and Conduct Review†	3 of 3 (100%)
	Risk Review*	3 of 5 (60%)
	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS		CURRENT BOARD COMMITTEE MEMBERSHIPS
	Metro Inc.	2008 – Present	None

SECURITIES HELD
	Year	Shares (2)	Deferred Share Units (DSUs) (3)(9)	Total of Shares and DSUs	Total Amount at Risk (4)	Minimum Required (5)	Amount Exceeding Minimum Required (5)	Total Amount at Risk as a Multiple of Annual Retainer (6)
	2014	2,375	4,642	7,017	$ 486,278	$ 600,000	$ (113,722)	2.4
	2013	2,375	2,549	4,924	$ 316,170	$ 600,000	$ (283,830)	1.8
	Net Change	—	2,093	2,093	$ 170,108		$ 170,108	0.6
VALUE OF TOTAL COMPENSATION RECEIVED IN FISCAL 2013
	2013: $176,500 ($176,500 in DSUs)
VOTING RESULTS OF 2013 ANNUAL MEETING OF SHAREHOLDERS
	Votes For: 99.37% Votes Withheld: 0.63%
†	Effective April 10, 2013, Mr. La Flèche ceased to be a member of the Audit and Conduct Review Committee.
*	Effective April 10, 2013, Mr. La Flèche was appointed to the Risk Review Committee.

Bank of Montreal Management Proxy Circular	16

Bruce H. Mitchell Age: 68 Toronto, Ontario Canada Director Since: 1999 Independent (1) Industry Expertise: Consumer Staples Energy Industrials Information Technology

Bruce Mitchell is founder, President and Chief Executive Officer of Permian Industries Limited, a management and holding company with interests in the North American food growing, processing, distribution and technology industries. He is a member of the Board of the Canadian Institute for Advanced Research, a Trustee of the Ridley College Foundation and has served on the Board of Trustees and Council of Queen’s University and the Board and executive committees of Ridley College and UNICEF Canada. He holds a B.Sc. (Hons.) from Queen’s University and an M.B.A. from Harvard University.

	BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE	ATTENDANCE (TOTAL)
	Board of Directors	11 of 11 (100%)	22 of 22 (100%)
	Audit and Conduct Review†	3 of 3 (100%)
	Risk Review*	4 of 4 (100%)
	The Pension Fund Society of the Bank of Montreal†	4 of 4 (100%)
	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS		CURRENT BOARD COMMITTEE MEMBERSHIPS
	Garbell Holdings Limited	2006 – 2009

SECURITIES HELD
	Year	Shares (2)	Deferred Share Units (DSUs) (3)(9)	Total of Shares and DSUs	Total Amount at Risk (4)	Minimum Required (5)	Amount Exceeding Minimum Required (5)	Total Amount at Risk as a Multiple of Annual Retainer (6)
	2014	23,500	56,236	79,736	$ 5,525,705	$ 600,000	$ 4,925,705	27.6
	2013	20,000	52,485	72,485	$ 4,654,262	$ 600,000	$ 4,054,262	26.6
	Net Change	3,500	3,751	7,251	$ 871,443		$ 871,443	1.0
VALUE OF TOTAL COMPENSATION RECEIVED IN FISCAL 2013
	2013: $176,500 ($176,500 in DSUs)
VOTING RESULTS OF 2013 ANNUAL MEETING OF SHAREHOLDERS
	Votes For: 99.41% Votes Withheld: 0.59%
†	Effective April 10, 2013, Mr. Mitchell was appointed to the Audit and Conduct Review Committee and the board of directors of The Pension Fund Society of the Bank of Montreal.
*	Effective April 10, 2013, Mr. Mitchell ceased to be a member of the Risk Review Committee.

Philip S. Orsino, O.C., F.C.A. Age: 59 Toronto, Ontario Canada Director Since: 1999 Independent (1) Industry Expertise: Consumer Discretionary Health Care Industrials

Philip Orsino has a B.A. from the University of Toronto and is a Fellow of the Institute of Chartered Accountants. He is the President and CEO of Jeld-Wen Inc., a global integrated manufacturer of building products, and past chairman of University Health Network. He was formerly President and CEO of Masonite International Corporation until October 2005, which was listed on the TSX and NYSE. Mr. Orsino was appointed an Officer of the Order of Canada in 2004 and was the recipient of the 2003 Canada’s Outstanding CEO of the Year Award.

	BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE	ATTENDANCE (TOTAL)
	Board of Directors	11 of 11 (100%)	24 of 24 (100%)
	Audit and Conduct Review (Chair)	6 of 6 (100%)
	Governance and Nominating	7 of 7 (100%)
	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS		CURRENT BOARD COMMITTEE MEMBERSHIPS
	Clairvest Group Inc.	1998 – 2013

SECURITIES HELD
Year	Shares (2)	Deferred Share Units (DSUs) (3)(9)	Total of Shares and DSUs	Total Amount at Risk (4)	Minimum Required (5)	Amount Exceeding Minimum Required (5)	Total Amount at Risk as a Multiple of Annual Retainer (6)
2014	34,371	53,609	87,980	$ 6,097,014	$ 600,000	$ 5,497,014	30.5
2013	34,365	49,502	83,867	$ 5,385,100	$ 600,000	$ 4,785,100	30.8
Net Change	6	4,107	4,113	$ 711,914		$ 711,914	-0.3
VALUE OF TOTAL COMPENSATION RECEIVED IN FISCAL 2013
2013: $216,500 ($216,500 in DSUs)
VOTING RESULTS OF 2013 ANNUAL MEETING OF SHAREHOLDERS
Votes For: 99.06% Votes Withheld: 0.94%

17	Bank of Montreal Management Proxy Circular

Dr. Martha C. Piper, O.C., O.B.C. Age: 68 Vancouver, British Columbia Canada Director Since: 2006 Independent (1) Industry Expertise: Consumer Discretionary Health Care Utilities		Martha Piper, a Corporate Director, was President and Vice-Chancellor of The University of British Columbia from 1997 to June 2006. Prior to this, she was Vice-President Research and External Affairs at The University of Alberta. She has served on the Board of the Advisory Council on Science and Technology, the British Columbia Progress Board and the National University of Singapore Council. In 2001, she served as Campaign Chair of the United Way of the Lower Mainland. Dr. Piper is an Officer of the Order of Canada and a recipient of the Order of British Columbia. She was named Educator of the Year by the Learning Partnership in 2004 and is a Fellow of the Royal Society of Canada.
	BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE	ATTENDANCE (TOTAL)
	Board of Directors	11 of 11 (100%)	24 of 24 (100%)
	Audit and Conduct Review	6 of 6 (100%)
	Governance and Nominating (Chair)	7 of 7 (100%)
	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS		CURRENT BOARD COMMITTEE MEMBERSHIPS
	Shoppers Drug Mart Corporation	2007 – Present	Compensation (Chair)
	TransAlta Corporation	2006 – Present	Human Resources Governance and Environment

SECURITIES HELD
Year	Shares (2)	Deferred Share Units (DSUs) (3)(9)	Total of Shares and DSUs	Total Amount at Risk (4)	Minimum Required (5)	Amount Exceeding Minimum Required (5)	Total Amount at Risk as a Multiple of Annual Retainer (6)
2014	1,230	23,040	24,270	$ 1,681,911	$ 600,000	$ 1,081,911	8.4
2013	1,190	21,202	22,392	$ 1,437,790	$ 600,000	$ 837,790	8.2
Net Change	40	1,838	1,878	$ 244,121		$ 244,121	0.2
VALUE OF TOTAL COMPENSATION RECEIVED IN FISCAL 2013
2013: $205,500 ($100,000 in DSUs)
VOTING RESULTS OF 2013 ANNUAL MEETING OF SHAREHOLDERS
Votes For: 99.39% Votes Withheld: 0.61%

Bank of Montreal Management Proxy Circular	18

J. Robert S. Prichard,

    O.C., O. Ont.

Age: 65

Toronto, Ontario

Canada

Director Since: 2000

Independent (1)

Industry Expertise:

Consumer Discretionary

Consumer Staples

Health Care

Industrials

(includes transportation)

Robert Prichard is Chairman of the Board of Bank of Montreal, having been appointed to this position effective March 20, 2012. He is the non-executive Chair of Torys LLP, a Canadian law firm. Before joining Torys LLP in September 2010, he served as President and Chief Executive Officer and a Director of Metrolinx. Metrolinx is the regional transportation agency and operator for the Greater Toronto and Hamilton Area. Mr. Prichard also served as President and Chief Executive Officer of Torstar Corporation, a leading Canadian media company from 2002 – 2009. Mr. Prichard is President Emeritus of the University of Toronto where he served as President from 1990-2000 and previously served as dean of law and as a professor specializing in law and economics. He also serves as Chairman of Metrolinx, a Trustee of the Hospital for Sick Children and a member of Canada’s Economic Advisory Council and Ontario’s Economic Advisory Panel. He studied honours economics at Swarthmore College, received his M.B.A. from the University of Chicago and earned law degrees at the University of Toronto and Yale University. He is an Officer of the Order of Canada, a Member of the Order of Ontario and a Fellow of the Royal Society of Canada.

BOARD/COMMITTEE MEMBERSHIP*	ATTENDANCE	ATTENDANCE (TOTAL)
Board of Directors	11 of 11 (100%)	42 of 42 (100%)
Governance and Nominating	7 of 7 (100%)
Human Resources	11 of 11 (100%)
Risk Review	9 of 9 (100%)
The Pension Fund Society of the Bank of Montreal	4 of 4 (100%)
PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS		CURRENT BOARD COMMITTEE MEMBERSHIPS
George Weston Limited	2000 – Present	Lead Director
Governance
Pension
Onex Corporation	1994 – Present	Audit and Governance
Torstar Corporation	2002 – 2009

SECURITIES HELD
	Year	Shares (2)	Deferred Share Units (DSUs) (3)(9)	Total of Shares and DSUs	Total Amount at Risk (4)	Minimum Required (5)	Amount Exceeding Minimum Required (5)	Total Amount at Risk as a Multiple of Annual Retainer (6)
	2014	11,500	56,416	67,916	$ 4,706,579	$ 600,000	$ 4,106,579	23.5
	2013	11,500	48,965	60,465	$ 3,882,458	$ 600,000	$ 3,282,458	22.2
	Net Change	—	7,451	7,451	$ 824,121		$ 824,121	1.3
VALUE OF TOTAL COMPENSATION RECEIVED IN FISCAL 2013
	2013: $476,117 ($476,117 in DSUs)
VOTING RESULTS OF 2013 ANNUAL MEETING OF SHAREHOLDERS
	Votes For: 98.90% Votes Withheld: 1.10%
*	Mr. Prichard was not a member of the Audit and Conduct Review Committee but attended 6 of 6 meetings of the Audit and Conduct Review Committee.

19	Bank of Montreal Management Proxy Circular

Don M. Wilson III Age: 66 Greenwich, Connecticut United States Director Since: 2008 Independent (1) Industry Expertise: Financial Services

Don Wilson III, a Corporate Director, retired from JP Morgan Chase & Co., a U.S. bank, in 2006 where he had served as the bank’s first Chief Risk Officer. He was also a member of the bank’s Executive Committee and Operating Committee. Mr. Wilson’s career experiences at JPMorgan included major divisional management responsibilities in New York, London, and Tokyo in corporate finance, investment banking, and capital markets. He graduated from Harvard University in 1970 (AB cum laude) and from the Tuck School at Dartmouth College in 1973 (M.B.A.).

	BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE	ATTENDANCE (TOTAL)
	Board of Directors	11 of 11 (100%)	38 of 38 (100%)
	Governance and Nominating	7 of 7 (100%)
	Human Resources	11 of 11 (100%)
	Risk Review (Chair)	9 of 9 (100%)
	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS		CURRENT BOARD COMMITTEE MEMBERSHIP
	Ethan Allen Interiors Inc.	2010 – 2013

SECURITIES HELD
Year	Shares (2)	Deferred Share Units (DSUs) (3)(9)	Total of Shares and DSUs	Total Amount at Risk (4)	Minimum Required (5)	Amount Exceeding Minimum Required (5)	Total Amount at Risk as a Multiple of Annual Retainer (6)
2014	13,500	23,189	36,689	$ 2,542,548	$ 600,000	$ 1,942,548	12.7
2013	13,500	19,802	33,302	$ 2,138,321	$ 600,000	$ 1,538,321	12.2
Net Change	—	3,387	3,387	$ 404,226		$ 404,226	0.5
VALUE OF TOTAL COMPENSATION RECEIVED IN FISCAL 2013
2013: $241,500 ($241,500 in DSUs)
VOTING RESULTS OF 2013 ANNUAL MEETING OF SHAREHOLDERS
Votes For: 99.29% Votes Withheld: 0.71%

(1) “Independent” refers to the Board’s determination of whether a director is “independent” under the standards adopted by the Board as described under the heading “Director Independence” on page 34. Mr. Downe is not independent under the standards as he is an executive of the Bank.

(2) “Shares” refers to the number of Shares beneficially owned, or over which control or direction is exercised, by the nominee as at February 7, 2014 and February 28, 2013, the respective information dates of this, and last year’s management proxy circulars.

(3) “DSUs” refers to the number of deferred share units held by the nominee under the Deferred Share Unit Plans referenced on page 25 as at February 7, 2014 in respect of 2013 and February 28, 2013 in respect of 2012.

(4) The “Total Amount at Risk” is determined by multiplying the number of Shares, DSUs and Units held by each nominee as at February 7, 2014 in respect of 2013 and February 28, 2013 in respect of 2012 by the closing price of the Shares on the Toronto Stock Exchange (“TSX”) on each such date ($69.30 and $64.21, respectively).

(5) “Minimum Required” refers to the minimum value of Shares and/or DSUs the director is required to hold under the Board’s share ownership requirements. Under the fee structure adopted as of fiscal 2013, non-employee directors are required to hold at least eight times the cash portion of their annual retainer fee in Shares or DSUs. This is equivalent to the amount required under the prior fee structure which required Share and/or DSU holdings of at least six times the annual retainer. See page 24.

(6) “Total Amount at Risk as a Multiple of Annual Retainer” is determined by dividing “Total Amount at Risk” by the aggregate of the cash retainer and equity portion of the annual director fee ($175,000 under the current fee structure — see page 24 “Directors’ Compensation and Attendance”).

(7) “Units” refers to the number of deferred stock units under the Bank’s Deferred Stock Unit Plan for Executives, and restricted share units under the Bank’s Mid-Term Incentive Plan for Executives held by Mr. Downe as at February 7, 2014 in respect of 2013 and February 28, 2013 in respect of 2012. Note that Mr. Downe was not entitled to receive DSUs under the directors’ Deferred Share Unit Plans referenced on page 24.

(8) Mr. Downe’s share ownership requirements as an executive of the Bank are described under “Executives have share ownership requirements” on page 61. Requirements are determined as a multiple of base salary reported in Canadian dollars. Mr. Downe’s base salary has been converted into Canadian (“Cdn”) dollars at the average rate of exchange for the fiscal year as follows: for 2013, US $1.00 = Cdn. $1.0235 and for 2012, US $1.00 = Cdn $1.0032.

(9) The market or payout values of vested share-based awards (DSUs) not paid out or distributed as at October 31, 2013 using the closing Share price on the TSX on that date ($72.62) were Robert M. Astley ($2,325,656), Jan M. Babiak ($179,154), Sophie Brochu ($524,534), George A. Cope ($1,569,391), Christine A. Edwards ($740,288), Ron H. Farmer ($2,737,629), Eric R. La Flèche ($290,988), Bruce H. Mitchell ($4,000,563), Philip S. Orsino ($3,801,730), Martha C. Piper ($1,632,062), J. Robert S. Prichard ($3,741,455) and Don M. Wilson III ($1,607,952).

Bank of Montreal Management Proxy Circular	20

Continuing Education and Skills

Continuing Education

All directors are required to continuously advance their knowledge of the Bank’s business, the financial services sectors in which it operates, emerging trends and issues and significant strategic initiatives.

To assist directors in understanding their responsibilities and updating their knowledge of issues affecting our businesses, we provide directors with an ongoing education program. The Bank’s Governance and Nominating Committee is responsible for (i) overseeing the orientation program for new directors and committee members with respect to their Board responsibilities, the role of the board and its committees and the contribution individual directors are expected to make, and (ii) providing continuing education for all directors and committee members.

On an ongoing basis, the Bank provides many opportunities for directors to make site visits, and to read and hear about specialized and complex topics relevant to the Bank’s operations. In particular, directors:

•	receive timely access to a comprehensive materials and relevant information prior to each Board and committee meeting;
•	receive regular deep dive presentations on relevant topics; and
•	have full access to our senior management and employees and participate in our Executives Meet Directors Program.

During the 2013 fiscal year, directors participated in educational sessions and received educational materials on the topics outlined below.

Date	Educational Sessions	Audience
December 2012	Educational session by Corporate & Commercial Credit, U.S Risk Management on leveraged finance, including an overview of various portfolios, lending and debt underwriting, and strategies to reduce risk and exposure.	Risk Review Committee
January 2013	Educational session by Corporate & Commercial Credit, Canada & International Risk Management on the construction and engineering industry, the Bank’s exposure and risk in this sector.	Risk Review Committee
February 2013	Educational report by Chief Regulatory Officer & Legal Group on the Dodd-Frank Act, OSFI regulatory developments and corporate governance matters.	Audit and Conduct Review Committee
April 2013	Educational presentation on U.S. regulatory landscape, “Increased Expectations and Impacts on Large U.S. Banks and Foreign Banks,” by Sullivan & Cromwell LLP.	Board
October 2013	“Two views on the Future of Banking” debate during the Bank’s annual strategy session moderated by McKinsey & Company.	Board

In 2013, the Governance and Nominating Committee oversaw the implementation of an online director education program, developed in conjunction with the Bank’s Institute for Learning, consisting of didactic learning via electronic medium and self-directed learning. Launched in April, this learning application responds to the need for continuous financial industry and risk learning in support of the complex and evolving role of the Board of Directors at the Bank

The content framework for the learning application consists of five core topic pillars: (1) financial industry (economic services and landscape created by the global management of money); (2) business of banking (the function and work of banks and banking within that landscape); (3) risk (how actions or activities could lead to a loss or an undesirable business outcome); (4) regulatory (how the rules and legislation are created, and enforced in terms of outlining responsibility and/or limiting duties); and (5) products & services (the things developed for and delivered to our customers, and the customers of other financial institutions).

21	Bank of Montreal Management Proxy Circular

In 2013, directors were provided with the following educational materials related to each of the five content areas. The learning application is updated quarterly with new materials, building on additional topics as they relate to the five core areas, the Bank’s strategic priorities, and select other topics from time to time.

Date Materials Made Available	Topics	Audience
April 2013

•    ‘Banking Overview’ and ‘Understanding our Business’ – an Overview of how the Bank Works, its Priorities and How it Operates.

•    ’Innovation, Globalization and Productivity’ and ‘Customer Centricity’ – How the Bank is Working to Define Great Customer Experience

•    Risk: Basel III and Capital Adequacy Requirements

•    Regulatory: What it Means to be a Strong FRFI as per OSFI, Exploring the Dodd-Frank Act, and Ethics & Legal Compliance Training

Board
September 2013

•    ’Big Data’ and Information Security as it Relates to the Financial Industry

•    Our U.S. regulatory landscape – A Continued Look into Who Regulates Us

•    How Loans & Rates and Commodities and Pricing Relate to the Business of Banking

•    BMO’s Response to the Risk Environment through Financial Security and Internal Audit Practices

•    What’s Emerging and Where BMO has Seen Success: ETFs

Board
November 2013

•    Financial Industry: Evolution of the customer and the introduction of cloud-based systems to support the rapid pace of business

•    Business of Banking: Insight into the structure and strategic direction of BMO Private Client Group and Capital Markets in Europe

•    Regulatory: Understanding the Differences Between European Union Regulations Versus Directives, and What Each Governs as Part of the Capital Requirements Legislation

•    Risk: Operational Risk Principles, Emerging Trends and Interpretation of Risk Reports

•    Products & Services: Omni-Channel Strategies and the Introduction of Mobile Based Products and Services

Board

Bank of Montreal Management Proxy Circular	22

Skills Matrix

Non-employee directors confirm their skills and experience in January of each year. The information is used to assess the overall strength and diversity of the Board, as shown below:

Executive Leadership (a)

✓

✓

✓

✓

✓

✓

✓

✓

✓

✓

✓

✓

Other Board Experience (b)

✓

✓

✓

✓

✓

✓

✓

✓

✓

✓

✓

✓

Financial Services (c)

✓

✓

✓

✓

✓

Accounting and Finance (d)

✓

✓

✓

✓

✓

✓

✓

✓

✓

Investment Banking/Mergers & Acquisitions (e)

✓

✓

✓

✓

✓

✓

✓

✓

✓

✓

✓

Risk Management (f)

✓

✓

✓

✓

✓

✓

✓

✓

✓

✓

Human Resources (g)

✓

✓

✓

✓

✓

✓

✓

✓

✓

✓

Corporate Responsibility/Sustainability (h)

✓

✓

✓

✓

✓

✓

✓

Legal (i)

✓

✓

✓

Strategic Planning (j)

✓

✓

✓

✓

✓

✓

✓

✓

✓

✓

✓

✓

(a)
Experience as senior executive/officer of a publicly listed company or major organization.

(b)
Served as a board member of a public, private or non-profit entity.

(c)
Oversight, advisory or operational experience in the financial services industry other than serving as a director of the Bank.

(d)
Knowledge of and experience with financial accounting and reporting, corporate finance and familiarity with internal financial/accounting controls, Canadian or U.S. Generally
Accepted Accounting Principles and/or International Financial Reporting Standards.

(e)
Experience with investment banking or mergers and acquisitions.

(f)
Knowledge of, and experience with internal risk controls, risk assessments and reporting.

(g)
Experience with benefit, pension and compensation programs (in particular, executive compensation programs).

(h)
Understanding and experience with corporate responsibility practices and the constituents involved in sustainable development practices.

(i)
Experience as a lawyer either in private practice or in-house with a publicly listed company or major organization.

(j)
Experience in the development and implementation of a strategic direction of a large organization.

23

Bank of Montreal Management Proxy Circular

Directors’
Compensation and Attendance

Directors’ Compensation – Fiscal 2013

Starting in
fiscal 2012, the Board adopted a flat fee structure for director compensation. The flat fee structure is simpler to administer and disclose and aligns better with the job of being a director of the Bank. A director’s duty is to be available to assist and represent the Bank 365 days a year. Attendance at meetings is an important part of that but not the whole job. Providing advice outside of meetings, identifying opportunities for the Bank and generally being attentive to the best interests of the Bank at all times, including meeting increased regulatory requirements, are important elements of the role of the director. A flat fee structure better compensates for this responsibility.

Description of fee (a)

Amount

Annual retainer fee (including membership on two committees)

$175,000 ($100,000 in DSUs and $75,000 in cash) (b)

Fee for each additional committee (c) membership in excess of two

$10,000

Fee for each special Board meeting in excess of five per year

$2,000

Fee for each special committee (c) meeting in excess of five per year

$1,500

Chair retainer fees:

Chairman of the Board

$350,000 per year (d)

Audit and Conduct Review Committee

$40,000 per year

Governance and Nominating Committee

$20,000 per year

Human Resources Committee

$40,000 per year

Risk Review Committee

$40,000 per year

  The Pension Fund Society of the Bank of
Montreal

$15,000 per year

A travel fee: $1,500 per trip to a
meeting(s) where (i) a director’s principal residence is two or more time zones from the meeting location; or (ii) a director must cross a country border from their principal residence.

(a)
We only pay non-employee directors. They are also reimbursed for expenses incurred in attending board and committee meetings.

(b)
Subject to election by directors to take all or a portion of the cash retainer in additional DSUs (Deferred Share Units) – see below.

(c)
Includes meetings of the Board of Directors of The Pension Fund Society of Bank of Montreal.

(d)
Includes the directors’ annual retainer fee and all committee membership fees.

Changes to Directors’ Compensation – Fiscal 2014

Taking into consideration the increased workload of
directors of the Bank, including meeting increased regulatory requirements, and after reviewing peer compensation of non-executive directors, with primary emphasis on peer financial institutions, the Governance and Nominating Committee recommended that the Board approve an increase of: (i) the annual director retainer from $175,000 to $200,000 ($125,000 in equity); (ii) the annual retainer for the Chairman of the Board from $350,000 to $400,000 ($150,000 in equity); (iii) the annual retainers for the chairs of the Audit and Conduct Review Committee, the Risk Review Committee and the Human Resources Committee from $40,000 to $50,000; and (iv) the annual retainer for the chair of the Governance and Nominating Committee from $20,000 to $25,000.

On the recommendation of the Governance and Nominating Committee, the Board approved these changes, which came into effect on November 1, 2013.

Directors’ Compensation and Required Share Ownership

Each non-employee director must hold at least eight times the cash portion of the annual director retainer in Shares and/or DSUs based on the greater of the following: (i) the closing price of the Shares at the end of the fiscal year and (ii) their acquisition cost (for Shares) or value at the time credited (for DSUs). Until the minimum shareholding is achieved, a director must take all remuneration paid to him or her in the form of DSUs.

Directors receive a minimum of $100,000 of their $175,000 annual retainer fee in
DSUs. The Chairman of the Board receives a minimum of $100,000 of his $350,000 annual retainer fee in DSUs. Directors may also elect to take all or a part of the cash portion of their annual retainer in additional DSUs. This election also applies to any fees for chair retainers, special meetings and travel. For 2013, 10 of the 12 non-employee director nominees received all of their remuneration in DSUs.

Bank of Montreal Management Proxy Circular

24

Shares and DSUs Owned by Non-employee Directors

February 7, 2014:

•

Total Shares: 105,961

•

Total DSUs: 333,056

•

Total Value of Shares: $7,343,097

•

Total value DSUs: $23,080,781

•

Total value Shares and DSUs: $30,423,878

(based on closing price of Shares on TSX of $69.30 on February 7, 2014).

As at October 31, 2013, all non-employee directors met the minimum share ownership requirement, except for Ms. Babiak, Mr. La Flèche and Ms. Brochu, who joined the Board on
October 23, 2012, March 20, 2012 and March 22, 2011, respectively.

What are Deferred Share Units (DSUs)?

DSUs (or deferred share units) are ownership interests that have the same economic value as Shares. Non-employee directors of the Bank and BMO Financial Corp.
receive DSUs under the terms of their respective DSU plans. The DSUs vest immediately, and accrue dividend equivalents when dividends are paid on Shares. Directors are not paid out their DSUs until they leave the Board and the boards of all Bank affiliates. At that time, they may receive payment for their DSUs in cash or in Shares purchased on the open market.

Directors’ Compensation
for Fiscal 2013

The following table sets out compensation paid by the Bank and its subsidiary BMO Financial Corp. to non-employee directors who served as directors during fiscal 2013.

Board Retainer ($)

Director

Cash ($)

  Stock-Based Compensation (DSUs)
($)

  Chair
 Retainer
($)

  Additional Committee Fees
($)

  Travel
Fees ($)

  Other Fees
($)

  Total
($)

  Portion of cash fees taken
in DSUs (%)

Total DSUs value vested or earned ($) (a)

Robert M. Astley (b)

75,000

100,000

40,000

10,000

1,500

226,500

0

190,911

Janice M. Babiak

75,000

100,000

10,500

185,500

100

189,572

Sophie Brochu

75,000

100,000

1,500

176,500

100

194,409

George A. Cope

75,000

100,000

175,000

100

234,540

Christine A. Edwards

75,000

100,000

10,000

16,500

201,500

100

227,593

Ronald H. Farmer (b)

75,000

100,000

15,000

20,000

1,500

211,500

100

316,927

Eric R. La Flèche

75,000

100,000

1,500

176,500

100

185,108

Bruce H. Mitchell

75,000

100,000

1,500

176,500

100

332,796

Philip S. Orsino (b)

75,000

100,000

40,000

1,500

216,500

100

364,210

Martha C. Piper (b)

75,000

100,000

20,000

10,500

205,500

0

163,296

J. Robert S. Prichard (b)

350,000
(d)

1,500

124,617 (e)

476,117

100

623,252

Guylaine Saucier (c)

37,500

50,000

1,500

89,000

0

169,802

Don M. Wilson III (b)

75,000

100,000

40,000

10,000

16,500

241,500

100

301,466

Total

862,500

1,150,000

505,000

50,000

66,000

124,617

2,758,117

  Total fees paid in
DSUs:   2,487,117
 Total fees paid in cash:
271,000

3,518,882

(a)
Includes the value at grant date of compensation paid in fiscal 2013 in the form of DSUs and dividends paid in fiscal 2013 in the form of additional DSUs on each director’s aggregate DSU holdings accumulated in 2013 and before during the course of service as a director.

(b)
Mr. Astley is chair of the Human Resources Committee. Mr. Farmer is chair of the board of directors of The Pension Fund Society of the Bank of Montreal. Mr. Orsino
is chair of the Audit and Conduct Review Committee. Dr. Piper is chair of the Governance and Nominating Committee. Mr. Prichard is Chairman of the Board. Mr. Wilson is chair of the Risk Review Committee.

(c)
Effective April 10, 2013, Mme. Saucier retired as a member of the Board. As a result, the compensation in the table reflects her shorter period of service in the year.

(d)
Includes the director annual retainer fee and all committee membership fees. The Chairman of the Board receives a minimum of $100,000 of his $350,000 annual retainer fee in DSUs.

(e)
Mr. Prichard received US $120,416 in compensation for serving as a director of BMO Financial Corp. Such amount was paid in US $ and converted to Canadian dollars for purposes of this disclosure at the rate of exchange at the grant dates of US$0.9949 = Cdn$1.00 at January 15, 2013, US$1.0254 = Cdn$1.00 at April 15, 2013, US1.0414 = Cdn$1.00 at July 15, 2013 and US$1.0380 = Cdn$1.00 at
October 15, 2013. Mr. Prichard took this full amount in DSUs.

25

Bank of Montreal Management Proxy Circular

Compensation from Subsidiaries/Affiliates

From time to time, non-employee Bank directors serve as directors of subsidiaries and affiliates of the Bank. They are paid for their services and reimbursed for travel and other expenses incurred in attending related board and committee meetings. During fiscal 2013, Mr. Prichard was the only non-employee Bank director who was paid for serving as a director of a Bank subsidiary or affiliate. Mr. Prichard was a director of BMO Financial Corp., our U.S. bank holding company. Mr. Prichard took his annual retainer fee of US$120,416 in DSUs, pursuant to a plan offered to directors of BMO Financial Corp.

Non-Officer Director Stock Option Plan

The granting of options under the Non-officer Director Stock Option
Plan was discontinued effective November 1, 2003. There are no options outstanding under this plan.

Directors’ Attendance for Fiscal 2013

The table below shows a summary of directors’ attendance for fiscal 2013.

Summary of Attendance of Directors

Board (11 meetings)

Audit &
Conduct Review Committee (6 meetings)

Governance
& Nominating Committee (7 meetings)

Human Resources Committee (11
meetings)

Risk Review Committee (9
meetings)

 The Pension
 Fund Society
 of the Bank
 of Montreal   Board
of   Directors
(4 meetings)

TOTAL

#

%

#

%

#

%

#

%

#

%

#

%

%

ASTLEY

11

100

–

–

7

100

11

100

9

100

–

–

100

BABIAK

9

82 (a)

6

100

–

–

–

–

5/5 (b)

100

–

–

91

BROCHU

10

91

6

100

–

–

–

–

–

–

–

–

94

COPE

11

100

–

–

–

–

11

100

–

–

–

–

100

DOWNE

11

100

6

100

7

100

11

100

9

100

–

–

100

EDWARDS

11

100

–

–

–

–

11

100

9

100

4

100

100

FARMER

10

91

6

100

7

100

11

100

–

–

4

100

97

  LA
FLÈCHE

11

100

3/3 (c)

100

–

–

–

–

3/5 (d)

60

–

–

89

MITCHELL

11

100

3/3 (e)

100

–

–

–

–

4/4 (f)

100

4

100

100

ORSINO

11

100

6

100

7

100

–

–

–

–

–

–

100

PIPER

11

100

6

100

7

100

–

–

–

–

–

–

100

PRICHARD

11

100

6 (g)

100

7

100

11

100

9

100

4

100

100

  SAUCIER
(h)

7/7

100

3/3

100

–

–

–

–

4/4

100

–

–

100

  WILSON
III

11

100

–

–

7

100

11

100

9

100

–

–

100

Average Percentage

97%

100%

100%

100%

98%

100%

99%

Notes

(a)
Ms. Babiak could not attend two Board meetings due to conflicting schedule commitments, which she made the Board aware of prior to joining as a director.

(b)
Effective April 10, 2013, Ms. Babiak was appointed to the Risk Review Committee.

(c)
Effective April 10, 2013, Mr. La Flèche ceased to be a member of the Audit and Conduct Review Committee.

(d)
Effective April 10, 2013, Mr. La Flèche was appointed to the Risk Review Committee.

(e)
Effective April 10, 2013, Mr. Mitchell was appointed to the Audit and Conduct Review Committee.

(f)
Effective April 10, 2013, Mr. Mitchell ceased to be a member of the Risk Review Committee.

(g)
Mr. Prichard attended all meetings of the Audit and Conduct Review Committee in 2013.

(h)
Effective April 10, 2013, Madame Saucier retired as a member of the Board of Directors of the Bank.

Bank of Montreal Management Proxy Circular

26

More Disclosure About our Directors

To the Bank’s knowledge, as at February 7, 2014 or within the last 10 years, no proposed director of the Bank is or has been:

(a)
a director, chief executive officer or chief financial officer of any company (including the Bank):

(i)
subject to an order (including a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation) for a period of more than 30 consecutive days, that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)
subject to an order (including a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation) for a period of more than 30 consecutive days that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)
a director or executive officer of any company (including the Bank), that while that person was acting in that capacity or within a year of the person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets,

except as follows:

Philip Orsino, a director of the Bank, was a director of CFM Corporation from July 2007 until he resigned in March 2008. In April 2008, CFM filed for protection under the CCAA.

27

Bank of Montreal Management Proxy Circular

Corporate Governance

Bank of Montreal embraces high standards of corporate governance, which reflect not only applicable legal and regulatory requirements but also evolving best practices. We believe sound corporate governance is the foundation for responsible business behaviour towards our key stakeholders. For a complete discussion of our corporate governance practices, please refer to our Statement of Corporate Governance Practices starting on page 33 of this circular.

This section includes reports of the Audit and Conduct Review Committee, the Governance and Nominating Committee, the Human Resources Committee and the Risk Review Committee, summarizing the responsibilities of the committees of the Board and highlighting key accomplishments in 2013.

Report of the Audit and Conduct Review Committee

Members: Philip Orsino (Chair), Jan Babiak, Sophie Brochu, Ron Farmer, Bruce Mitchell, Martha Piper, Guylaine Saucier (retired April 2013)

The Audit and Conduct Review Committee is responsible for assisting the Board in fulfilling its oversight responsibility for the integrity of the Bank’s financial reporting and internal controls. The Committee oversees the performance of its finance, internal and external audit, legal, regulatory and compliance functions. In addition, the Committee acts as the audit and conduct review committee of certain designated subsidiaries.

The Board has determined that each member of the Audit and Conduct Review Committee is “financially literate”, as such term is defined under the rules of the Canadian Securities Administrators and the Securities and Exchange Commission (“SEC”) and New York Stock Exchange (“NYSE”) standards, and that Mr. Orsino and
Ms. Babiak are “Audit Committee Financial Experts” as such term is defined under SEC rules.

In 2013, the Committee:

Financial Reporting and Internal Controls

•

Recommended for approval by the Board the Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards and related
Management’s Discussion and Analysis, financial releases, and the Annual Information Form.

•

  Evaluated the appropriateness of the Bank’s accounting and financial reporting and the effectiveness of the Bank’s internal control framework.

•

Reviewed the qualifications, independence and performance of the Corporate Audit function and the Shareholders’ auditors, including considering the recommendations of the Enhancing Audit Quality initiative of the Canadian Institute of Chartered Accountants and the Canadian Public Company Oversight Board, and approving the appointment of the new Chief Auditor.

•

  Oversaw financial matters associated with the integration of U.S.-based Marshall & Ilsley Corporation from an accounting, reporting, control and
Corporate Audit perspective.

•

Approved the Finance and Corporate Audit functions’ budgets for fiscal 2013.

Legal, Regulatory and Compliance

•

Reviewed the effectiveness of the key controls through which legal and regulatory risk is managed, including reports on material legal and compliance matters, significant legislative and regulatory developments and material transactions with related parties, litigation reports and the Bank’s Environmental, Social and Governance Report and Public Accountability Statement.

•

  Monitored correspondence with regulators, current market issues and legal and regulatory developments having an impact on the Bank’s operations.

•

Approved the Committee’s Charter; the Compliance Risk Appetite Statement; the Compliance function’s mandate, organization structure and budget for fiscal 2014; and Corporate Policies and Procedures relating to anti-corruption, Anti-Money Laundering, Anti-Terrorist Financing and Sanctions Measures Program, the Corporate Audit mandate, disclosure, internal control, legal and regulatory risk management, and related parties; and recommended the Board’s approval of revisions to FirstPrinciples – the Bank’s Code of Business Conduct and Ethics.

•

Received regular updates on Technology and Operations initiatives.

Bank of Montreal Management Proxy Circular

28

The Committee met at each meeting in private with each of the Shareholders’ auditors, Chief Auditor, General
Counsel and the Chief Anti-Money Laundering Officer and then without management being present.

The Committee is satisfied that it has fulfilled its
mandate for the year ended October 31, 2013. The mandate is contained in the Committee’s Charter at www.bmo.com/home/about/banking/corporate-governance.

Philip S. Orsino

Chair

Report of the
Governance and Nominating Committee

Members: Martha Piper (Chair), Robert Astley, Ron Farmer, Philip Orsino, Robert Prichard, Don
Wilson III

The Governance and Nominating Committee is responsible for developing governance principles and guidelines for the Bank, identifying and recommending candidates for election or appointment to the Board and managing the Bank’s process for orientation and assessment of the Board, Board committees and directors.

In 2013, the Committee:

Director Assessments and Board Composition

•

Evaluated the composition, size, tenure, competencies and skills of the Board, Board committees and Board committee members.

•

Reviewed and revised the Board Tenure Policy.

•

Undertook the annual assessment of the effectiveness of the Chairman of the Board, the Board, the Board committee chairs and each Board committee, and reviewed the continued suitability and effectiveness of the current assessment process.

•

  Oversaw the process whereby the Chairman of the Board and each Board committee chair developed annual objectives which are used in the above annual assessments.

•

Oversaw the peer review process for all existing directors and reviewed the overall results.

•

  Recommended the nominees to stand for election as directors at the Bank’s Annual Meeting of Shareholders and recommended the Board committee members and chairs for appointment.

•

Performed the annual 2013 Annual Assessment of the Expertise and Experience of the Human Resources Committee.

•

Assessed the effectiveness of the Bank’s strategy session.

Governance Commitment

•

Reviewed the Bank’s system of corporate governance to ensure compliance with applicable legal and regulatory requirements. For a complete discussion of the
Bank’s corporate governance practices, see the Statement of Corporate Governance Practices starting on page 33 of this circular or www.bmo.com/home/about/banking/corporate-governance.

•

  Assessed the independence, shareholdings and attendance of each director and supervised the assessment of the suitability of directors in accordance with applicable regulations.

•

Monitored the Bank’s practices related to governance against emerging best practices including Board and Shareholder engagement matters, as well as oversaw the self-assessment performed against the Corporate Governance Guidelines of the Office of the Superintendent of Financial Institutions.

•

Oversaw the implementation of the online director education program developed in conjunction with the Bank’s Institute for Learning consisting of didactic learning via electronic medium and self-directed learning.

•

Coordinated issues-based discussions for director education purposes.

•

Evaluated Shareholder proposals submitted for the Bank’s Annual Meeting of Shareholders.

•

Approved the Bank’s corporate governance documents (including the Board Mandate, the Committee’s and Board committee Charters, Position Descriptions and the Board Approval/Oversight Guidelines), and the orientation programs for new directors and Board committee members.

29

Bank of Montreal Management Proxy Circular

•

Reviewed reports relating to meetings of BMO Financial Corp.’s Corporate Governance Committee.

•

  Reviewed and approved the timing and process for the regular independent reviews of the oversight functions for Finance, Risk Management, Compliance and Internal
Audit.

Succession Planning

•

  Continued to assess and develop plans for Board renewal and succession, including initial identification of possible selection criteria.

Director Compensation

•

Performed the annual review of director compensation and reviewed the director reimbursement policy.

•

Recommended increased retainers for the chairs of the Human Resources Committee and Risk Review Committee to reflect the increased responsibilities of these roles, which increases were approved by the Board.

The Committee met at each meeting without management being present.

The Committee is satisfied that it has fulfilled its mandate for the year ended October 31, 2013. The mandate is contained in the Committee’s Charter at
www.bmo.com/home/about/banking/corporate-governance.

Martha C. Piper

Chair

Report of the Human Resources Committee

Members: Robert Astley (Chair), George Cope, Christine Edwards, Ron Farmer, Robert Prichard, Don Wilson III

The Human Resources Committee oversees human resources strategies, including compensation and talent management. As required by its Committee Mandate, members of this Committee have, or must acquire within a reasonable period of time following their appointment, a thorough understanding of issues relating to human resources and compensation, so they can fully contribute to achieving the Committee’s objectives. The Governance and
Nominating Committee completed an annual review of the Committee’s membership in August, 2013, and concluded the Committee has an appropriate level of expertise and experience related to risk management for financial institutions and compensation practices. Four members of the Committee are also members of the Bank’s Risk Review Committee.

In 2013, the Committee:

Compensation oversight and governance

•

Confirmed that compensation programs are aligned with the Financial Stability Board’s Principles for Sound Compensation Practices and the related requirements of OSFI, and other jurisdictions we operate in. In the United States we worked with BMO Financial Corp.’s Human Resources Committee to align programs with the principles of the U.S. Federal Reserve’s Guidance on Sound
Incentive Compensation Policies.

•

  Reviewed changes in material compensation programs with an independent advisor, and concluded these do not encourage excessive or inappropriate risk-taking.

•

Reviewed the performance of the Committee’s independent advisor.

CEO and Senior Executive compensation

•

Assessed the Chief Executive Officer’s (“CEO”) performance against his objectives for the past fiscal year, reviewed the assessment with the
Board, and recommended his compensation to the independent members of the Board for approval.

•

  Reviewed reports on CEO pay for performance to determine if CEO pay is aligned to Bank and individual performance, and organizational size.

•

Approved annual performance assessments submitted by the CEO for the Bank’s eight most senior executives and approved their compensation, along with the compensation of the other oversight function heads.

Bank of Montreal Management Proxy Circular

30

•

  Approved incentive compensation, above a dollar threshold, for BMO Capital Markets top earners and reviewed total compensation, above a dollar threshold, for other top income earners within the Bank.

Talent and succession planning

•

Established North American leadership mandates for key roles and recommended to the Board the appointment of Frank Techar as Chief Operating Officer. Mr. Techar
assumes overall responsibility for BMO’s North American Personal & Commercial Banking and Wealth businesses, further strengthening cross-group capabilities that drive customer experience.

•

  Reviewed in-depth succession and talent development for the CEO and key senior executives roles, and reviewed succession plans with the Board.

•

  Performed in-depth talent reviews within the operating businesses to monitor leadership bench strength and talent strategies within the businesses.

•

Conducted a program for Directors to meet key business leaders.

•

  Recommended to the Board senior executive appointments and reassignments, and reviewed appointments and reassignments of all other executives.

Strategic matters

•

  Approved changes to the fiscal 2014 executive incentive pay metrics to reinforce alignment with the Bank’s business strategy and good governance.

•

Approved refinements to the executive compensation program in response to changing regulator expectations, tied compensation more directly to Bank results, introduced the use of performance share units for the CEO and applied consistency to executives globally.

The Committee met at each
meeting without management present. In addition, the Committee met with our independent compensation advisor without management present.

The Committee
is satisfied that it has fulfilled its mandate for the year ended October 31, 2013. The mandate is contained in the Committee’s Charter at www.bmo.com/home/about/banking/corporate-governance.

Robert M. Astley

Chair

Report of the
Risk Review Committee

Members: Don Wilson III (Chair), Robert Astley, Jan Babiak, Christine Edwards, Eric La Flèche,
Robert Prichard, Guylaine Saucier (retired April 2013)

The Risk Review Committee is responsible for assisting the Board in fulfilling its oversight responsibilities for the Bank’s identification and management of risk, adherence to Risk Management Corporate Policies, and compliance with risk-related regulatory requirements.

In 2013, the Committee:

Identification and Management of Risk

•

Reviewed and approved the risk appetite statement and risk dashboard presented by management.

•

Reviewed and approved the risk priorities and resource plan of the Bank’s risk management function.

•

Assessed the CRO’s performance and approved the CRO’s mandate for 2014.

•

Engaged management in in-depth discussions on risk strategies related to key businesses and products.

31

Bank of Montreal Management Proxy Circular

•

Reviewed and approved the Internal Capital Adequacy Assessment Plan and monitored the Bank’s quarterly capital position.

•

Reviewed the proposed exposure limits to be delegated to the Chief Executive Officer and recommended approval to the Board.

•

  Regularly assessed the Bank’s credit, market, operational, reputational, liquidity and funding risk positions against the Risk Appetite Statement and approved exposure limits.

•

  Reviewed the quality and performance of the credit portfolio, including the provision for credit losses and the allowance for credit losses.

•

Discussed top and emerging risks and proposed action plan with management.

•

Engaged management in discussion of industry best practices in specific risk areas.

Adherence to Risk Management Corporate Policies

•

Discussed and approved the corporate policies that were presented to the Committee.

•

Approved, ratified or reviewed exposures that exceeded limits prescribed in the risk management corporate policies.

Compliance with Regulatory Requirements

•

Periodically engaged regulators in discussions on key risks in the Bank.

•

Reviewed with management regulatory communications and discussed action plans.

•

Approved the Corporate Insurance Program.

•

Reviewed and approved (where required) reports and presentations that were provided in satisfaction of regulatory requirements.

The Committee met at each meeting in private with the Chief Risk Officer and also without management being present.

The Committee is satisfied that it has fulfilled its mandate for the year ended October 31, 2013. The mandate is contained in the Committee’s Charter at
www.bmo.com/home/about/banking/corporate-governance.

Don M. Wilson III

Chair

Bank of Montreal Management Proxy Circular

32

Statement of Corporate Governance Practices

At a glance

•

  Our high corporate governance standards reflect emerging best practices and meet or exceed legal, regulatory, Toronto Stock Exchange (“TSX”) and New
York Stock Exchange (“NYSE”) requirements

•

We monitor regulatory changes and best practices in corporate governance to ensure we have leading governance practices

Overview

Governance is important – to our owners, our customers, our employees, the communities we operate in – and to us. It allows us to do a better job running our business, and it means that we comply with the laws and standards that apply to us. Good governance also ensures ethical conduct is central to our business.

Good governance starts
with our Board of Directors (“Board”). We get the Board composition and structure right by having well-informed people with diverse backgrounds, relevant experience, and independence from management. We gain from their expertise and pay them fairly in return. Directors sit on committees that specialize in key areas: audit and conduct review, governance and nominating, human resources, and risk review.

This document communicates our corporate governance practices to you, our Shareholder.

I. Board
Structure

At a glance

•

  Our Board’s role is to enhance Shareholder value, through a rigorous approach to accountability, performance and corporate governance

•

Regular assessment of the Board ensures it has the appropriate number of members and diverse expertise to make effective decisions

•

  The Board annually reviews written position descriptions for the Chairman of the Board (“Chairman”), the Chief Executive Officer (“CEO”),
committee chairs, and directors

Role of our Board

The Board supervises management of our business to enhance Shareholder value. The Board’s Mandate, set out on pages 43 and 44, outlines its general responsibilities. The Board Approval/Oversight Guidelines define its roles and responsibilities, plus those of management and also specify accountability within the Bank. The Bank Act (Canada) requires certain important matters, such as approval of financial statements and dividends, be approved by the Board and not delegated to Board committees.

The Governance and
Nominating Committee defines our approach to corporate governance. This committee reviews our corporate governance framework, guidelines, and practices to ensure they meet industry and Shareholder expectations, the regulatory environment, and best practices.

Composition of our Board

The Board considers its size annually, while the Governance and Nominating Committee does so regularly. At the beginning of 2014, there were 13 directors on the Board. Factors that are considered in determining
Board size include the ability to ensure a high level of engagement of Board members, a high quality of discussion with management, the calibre and scope of its members’ expertise, and the ability to ensure Board committees have sufficient members and the required expertise. The Board has adopted a Board Diversity Policy to facilitate more effective governance. In so doing, the Board positions itself to be made up of highly qualified directors from diverse backgrounds and who reflect the changing population demographics of the markets in which the Bank operates, the talent available with the required expertise, and the Bank’s evolving customer and employee base. The Board Diversity Policy includes the goal that each gender comprise at least one-third of the independent

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Bank of Montreal Management Proxy Circular

directors. The Board believes a relatively smaller Board size is more effective, while recognizing the need to maintain flexibility to address certain needs or opportunities as they arise.
No additional person has been nominated, so the current 13 directors will stand for election at the 2014 Shareholder meeting. The Board believes the Board’s current size is appropriate and effective.

Directors are elected for a term of one year. Between Shareholder meetings, the Board may appoint additional directors. The Board believes that its current membership has the expertise, skills, geographic representation, diversity, and size to make effective decisions and staff Board committees appropriately.

Key Position Descriptions

The Board reviews position descriptions (listed on our website)
annually for the Chairman, the CEO, committee chairs, and directors. The Board develops the position description for the CEO, with that person’s input, which is approved annually by the Human Resources Committee.

II. Independence

At a glance

•

All nominees standing for election at the annual meeting of Shareholders are independent and unaffiliated, except William Downe, CEO

•

The independent Chairman allows the Board to operate independently of management and gives directors an independent leadership contact

•

In camera sessions, attended only by the independent directors, are held at every Board meeting and every committee meeting

Director Independence

The Board believes that it must be independent of management to be effective. The Board has adopted Director Independence Standards (“Standards”) to assess whether a director is independent. The Standards use criteria from the definition of affiliated persons under the Bank Act (Canada) and definitions of independence from the Canadian Securities Administrators (“CSA”) and NYSE.
The Standards are on our website.

The Board, with help from the Governance and Nominating Committee, uses the Standards to assess personal, business, and other relationships and dealings between directors and the Bank and between directors and the Bank’s affiliates. The Board considers biographical material, reports, and questionnaires completed by directors as well as
Bank records and reports, and information on entities with which the directors are involved. The Board considers these relationships keeping in mind both the importance to the Bank and the importance to, and impact on, the people and organizations with which the director has relationships.

The Board considers a director independent if he or she does not have a material relationship with the Bank or any of its affiliates that could interfere with his or her exercise of independent judgment. Certain relationships (for example, being an officer of the Bank) automatically mean a director is not independent. The threshold for independence is higher for members of our Audit and Conduct Review Committee, as the CSA and NYSE require.

William Downe has a material
relationship with the Bank because he is the Bank’s CEO. Under the Bank Act (Canada), the Bank’s CEO must be a member of the Board. All other directors standing for election to the Board on April 1, 2014 are independent and unaffiliated. The Board’s policies limit the number of inside directors to two.

All members of the Audit and Conduct Review
Committee meet the additional Canadian and U.S. independence requirements for membership on public company audit committees. While the Bank has lending, banking, and other commercial arrangements with some of the directors and entities they have relationships with, the Board is satisfied that those directors are independent under the Standards.

Information on the director
nominees standing for election is on pages 10 to 20, which includes other public company boards on which they serve, the value of their equity holdings in the Bank, and their attendance record for all Board and committee meetings in fiscal
2013.

Bank of Montreal Management Proxy Circular

34

Board Interlocks and Outside Board Memberships

The Governance and Nominating Committee monitors the outside boards our directors sit on to determine if there are circumstances which would impact a director’s ability to exercise independent judgment and to ensure each director has enough time to fulfill his or her commitments to us. An interlock occurs when two or more Board members are also fellow board members of another public company.
The Board has adopted a policy that no more than two directors may sit on the same public company board without the prior consent of the Governance and Nominating Committee. In considering whether or not to permit more than two directors to serve on the same board, that committee takes into account all relevant considerations including, in particular, the total number of Board interlocks at that time.

The only Board interlock is between George Cope and Sophie Brochu, who are both directors of Bell Canada and BCE Inc. The Board has determined this relationship does not impair the exercise of independent judgment by these Board members.

The following table sets out interlocking board memberships of the Bank’s directors.

Company Name

Director

Committee Membership (at other public
company)

Bell Canada/BCE Inc.

Sophie Brochu

Audit Committee, Corporate Governance Committee

George Cope

N/A

Independent Chairman

The roles of Chairman and CEO are separate. The Chairman manages the Board’s affairs to ensure that the Board functions effectively and meets its obligations and responsibilities, including responsibilities to
Shareholders. The position description for the Chairman, available on our website, sets out the Chairman’s key responsibilities, which include setting Board meeting agendas in consultation with the CEO and chairing all Board meetings.

The Chairman provides leadership to the directors and ensures the Board is independent from management. Each Board meeting includes time for independent directors to meet with the Chairman, without management present. Similar meetings also take place outside of Board meetings, discussion at which includes topics like succession planning and strategy. Each Board committee, during each of its meetings, also has a session without management present.

The Board has established a process for the appointment or a change in, and appointment of, the Chairman. That process is led by the current Chairman or, if he or she is being considered for reappointment, the chair of the Governance and Nominating Committee. That process includes identification of issues facing the
Bank, individual consultations with all directors, as well as determination of the most appropriate process for the Board to make a final decision, which may involve deliberation and a vote if there is more than one person enjoying significant support. Under current Bank policies, the normal term for the role of Chairman will be five years.

Other Independence Mechanisms

The Chairman and each committee can engage outside consultants, paid for by the Bank, without consulting management. This helps ensure they receive independent advice as they feel necessary. Also, none of our Audit and Conduct Review Committee members may serve on more than three public company audit committees without Board approval.

III. Orientation and Continuing Education

At a glance

•

New directors learn about our business through one-on-one meetings with the heads of each of our principal business groups

•

The Governance and Nominating Committee is responsible for directors’ continuing education

New Director Orientation

The Governance and Nominating Committee is responsible for orienting and educating new directors. New directors receive an orientation manual explaining our structure, director governance

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Bank of Montreal Management Proxy Circular

information, compliance requirements for directors, and corporate policies. The manual also has our bylaws, recent public disclosure documents, and agendas and minutes for Board and committee meetings for the preceding 12 months. New directors meet individually with the heads of each of our principal business groups and corporate functions to learn about our business.

Each Board committee also has an orientation program. New members receive an orientation manual for each committee on which they sit. New Members also have individual meetings with the committee chair and the head of the supporting corporate group.

Continuing Director
Development

The Governance and Nominating Committee is responsible for the continuing education and development of our directors. Directors receive presentations on Bank operations throughout the year. They also receive materials and reading recommendations from the Chairman, committee chairs, and the CEO. Topics include corporate governance, executive compensation, financial reporting and strategy, succession planning, key accounting considerations, risk assessment and disclosure, and Canadian and U.S. securities law developments. Directors are also encouraged to participate in relevant external education seminars at our expense.

The Governance and Nominating Committee, in conjunction with the Bank’s Institute for Learning, has developed a comprehensive and balanced online director education program consisting of didactic learning via electronic medium and self-directed learning. The Governance and Nominating Committee also co-ordinates issues-based discussions. Continuing education and development of our directors in 2013 is summarized on pages 21 and 22.

Directors identify their specific continuing education
needs in discussions with management, the Board and committees. Committee meeting minutes are also given to all directors who are not on the committee.

IV. Strategic Planning and Risk Oversight

At a glance

•

  Our enterprise-wide strategy is developed by management. The Board oversees the strategic planning process and reviews and approves our strategic plans

•

The annual strategy session provides a forum for directors to give management constructive feedback on our strategic plans

•

We are guided by an integrated risk management framework that is embedded in our daily business activities and planning process. The Risk Review Committee of the Board reviews our risk management framework on a regular basis

Strategic Planning

The Board reviews and approves our strategic plans, including key initiatives, opportunities, risks, competitive position, financial projections and other key performance indicators for each of our principal business groups.

An annual strategy session helps directors better appreciate planning priorities and progress made on strategic plans. Directors give management constructive feedback on our strategic plans and the strategy session itself. Feedback from directors and management is key to planning the next year’s session.
Directors receive updates on the progress of each principal business group’s strategic plans throughout the fiscal year.

Risk
Oversight

Our enterprise-wide risk management framework is comprised of a governance structure that includes a robust committee structure and a comprehensive set of corporate policies, which are approved by the Board or its committees, together with supporting corporate standards and operating guidelines. This enterprise-wide risk management framework is governed through a hierarchy of committees and individual responsibilities. All elements of our risk management framework are reviewed on a regular basis by the Risk Review Committee of the Board to provide effective guidance for the governance of our risk-taking activities. See pages 31 and 32 for information on the responsibilities of the Risk Review Committee. Further information on our risk management frame-

Bank of Montreal Management Proxy Circular

36

work, including the risk oversight responsibilities of the Board and its committees, our risk appetite, risk policies and limits, is set out on pages 77 to 99 of our 2013 Management’s
Discussion and Analysis (available on our website).

V. Ethical Business Conduct

At a glance

•

We have adopted a comprehensive code of conduct and ethics, FirstPrinciples

•

  We foster a culture of ethical conduct, including by giving employees and officers a confidential forum to raise concerns and by treating all complaints with appropriate seriousness

FirstPrinciples, our code of business conduct and ethics (available on our website)
guides our ethical decision-making and conduct by our directors, officers, and employees. It is reviewed annually by our Legal, Corporate and Compliance Group to ensure that it meets all legal requirements and best practices. Recommendations for amendments go to the Board for approval. The Audit and Conduct Review Committee must approve any waivers granted under FirstPrinciples, of which there have been none since its inception.

Each year, every director, officer, and employee must sign an acknowledgement that they have read, understood, and complied with
FirstPrinciples. We have an online learning program for new employees and annual online testing for all employees on FirstPrinciples.

The Board has implemented whistle-blower procedures for officers and employees to confidentially and anonymously report non-compliance with FirstPrinciples. Concerns about accounting, internal accounting controls, or auditing matters can also be raised confidentially and anonymously. We create a culture of ethical conduct by providing this forum for concerns and by treating all complaints with appropriate seriousness.

To ensure ethical and independent decision-making, we have a protocol to identify and deal with director conflicts of interest. Directors or executive officers with a material interest in a matter do not receive related Board or committee materials, and are not present for any related discussion or vote.

VI. Directors – Becoming a Director, Sitting as a Director, Assessment, and Resignation Policy

At a glance

•

  Shareholders vote for individual directors – not for a slate of candidates – and directors who do not get a majority of votes must offer to resign

•

Directors must offer to resign if they do not attend at least 75% of meetings of the Board and committees on which they serve

•

  The Governance and Nominating Committee uses the results of assessments to recommend the mix of directors, process improvements, and continuing education opportunities

•

Individual directors evaluate the Board, its committees, and each other

•

Directors must hold eight times their annual cash retainer in common shares or deferred share units

•

Directors cannot hedge their Bank of Montreal Shares or other securities

Becoming a Director – Nomination and Election of Directors

The Governance and Nominating Committee decides what skills and competencies the Board requires, assesses the skills of current Board members and identifies and recommends suitable director candidates. We believe our directors should have the highest personal and professional ethics and integrity and be committed to serving the interests of the Shareholders. The Governance and Nominating
Committee assesses the need for skills to manage the Bank’s risks and opportunities. This assessment helps determine if the Board needs new directors. In keeping with the Board’s Diversity Policy, potential candidates are screened for several attributes including ethics and integrity, range of experience, good business judgment, areas of expertise, personal skills and qualities, gender, age, ethnicity and geographic background. The Governance and Nominating Committee also takes into consideration possible conflicts, and the candidate’s ability to devote sufficient time and commitment as a director. The Board has set a goal that each gender comprise at least one-third of the independent directors.

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Bank of Montreal Management Proxy Circular

The policy on majority voting to elect directors is described on page 5. See page 23 for a skills matrix setting out the skills and expertise of each of the directors.

Sitting as a Director

Directors’ areas of expertise by industry are shown in their profiles on pages 11 to 20.

Board Tenure

Non-employee directors on the Board average seven years of service. Service ranges from more than a year to 15 years.

The Board approved a new approach to its Director Tenure Policy in 2009, as refined in 2011, to ensure ongoing Board renewal, sustain Board performance, and add expertise. Directors who joined the Board prior to January 1, 2010 may serve until the earlier of when they turn 70 years of age or they have served 20 years. Directors who joined the Board on or after January 1, 2010, may serve until the earlier of when they turn 70 years of age or they have served 15 years. However, all directors will be allowed to serve for at least seven years, regardless of their age. In addition, the Chairman may serve a full five year term as Chairman regardless of his or her age or how long he or she has been on the Board. The Director Tenure Policy was further refined in 2013 to allow for the Board to recommend any director for re-election for additional terms, after age 70 or the expiry of the relevant 15 or 20 year term, in exceptional circumstances and to further the best interests of the Bank.

An officer will resign from the Board when no longer employed by the Bank. However, the Board may request a former CEO to continue as a director for a term not longer than two years.

Expectations and Responsibilities of Directors

Directors must devote sufficient time and energy to their role as a Bank director to effectively discharge their duties to the Bank and the Board. Directors are expected to review meeting materials in advance of meetings to facilitate discussion and to probe and, as appropriate, challenge management, while making informed business judgments and exercising oversight. Board meeting dates are established well in advance and directors are expected to be prepared for and to attend all required meetings. Annually, directors must attend at least 75% of all meetings of the Board and the committees on which they serve or offer to resign at the end of the fiscal year.

Director Compensation

The Governance and
Nominating Committee annually reviews and benchmarks directors’ compensation against their peer group to ensure it is competitive and consistent with the responsibilities of directors. A flat fee structure was adopted in fiscal 2012 (see page 24 for further information about our director compensation philosophy). Directors’ compensation is disclosed on pages 24 to 27.

The Board approved amendments to the director share ownership guidelines, effective October 25, 2011, in conjunction with the adoption of its flat fee structure (see page 24). Each non-employee director must hold at least eight times the cash retainer portion of the annual fee in either Shares or deferred share units. Directors must take all remuneration in Shares or deferred share units until they meet this requirement. At February 7, 2014, all non-employee directors met the minimum share ownership requirements, except for Ms. Babiak, Mr. La Flèche and Ms. Brochu, who joined the Board on October 23, 2012, March 20, 2012 and March 22, 2011,
respectively. Directors’ current Share and deferred share unit holdings are listed in their respective profiles on pages 11 to 20.

The Board has adopted a policy prohibiting directors from hedging their economic interest in Bank Shares, securities or related financial instruments. A similar prohibition applies to senior executive officers of the Bank.

Assessment of the Board, Committees, Directors, and Chairs

Each director annually completes an anonymous Board self-assessment survey and has an annual one-on-one interview with the Chairman. The interview covers the operation of the Board, the adequacy of information provided to directors, Board structure, agenda planning for Board meetings, and strategic direction and process. The Board uses a skills matrix (see page 23) to review the skills of directors and the Board as a whole. The matrix outlines skills and experience based on broad categories relating to business and management skills and capabilities.

Bank of Montreal Management Proxy Circular

38

Each Board committee is separately evaluated through the annual survey. The assessment process is similar to that for the Board. It includes each director’s views on the operation of the committees, the adequacy of information provided to committee members, and agenda planning for committee meetings, taking into account the relevant committee charters.

The annual survey includes a peer evaluation process for feedback on the effectiveness of individual directors.
Every director assesses the contribution of each of their peers relative to the performance standards for the director position description. The results are compiled confidentially by an outside consultant. The Chairman receives the results of each director’s peer assessment and meets with each director to discuss them.

The Governance and Nominating Committee assesses the
Chairman’s performance annually, with input from each director, taking into account the position description. The results are reviewed with the Board and the Chairman.

The contribution and effectiveness of each committee’s chair are assessed annually against their objectives and the standards of their position description. The Chairman discusses the results with each committee chair individually.

The Governance and Nominating Committee monitors and tracks progress of improvement opportunities identified through the self-assessment process.

Resignation Policy

Directors must offer to resign if they:

•

change their principal occupation,

•

fail to receive a majority of votes for election at a Shareholder meeting, or

•

fail to meet the annual 75% meeting attendance requirement

The Governance and Nominating Committee will recommend to the Board whether to accept or reject the resignation.

VII. Committees of the Board

At a glance

•

The Board’s four committees each consist entirely of independent directors

•

The roles and responsibilities of each committee are set out in formal written charters (available on our website)

The Audit and Conduct Review Committee—oversees the integrity of our financial reporting, the effectiveness of our internal controls (including internal control over financial reporting), disclosure controls and procedures and performance of our internal and external audit functions, the independent auditor’s qualifications and independence, our compliance with legal and regulatory requirements and the organizational structure, resources and effectiveness of the finance, legal and compliance functions. This committee also reviews and assesses the qualifications, independence, and performance of the Shareholders’ auditors.

It sets standards of business conduct and ethics for
directors, senior management, and employees and reviews reports on “environmental, social and governance” issues. It oversees procedures for complying with self-dealing provisions of the Bank Act (Canada). It also monitors consumer protection measures and procedures for dealing with customer complaints, plus the use and disclosure of personal customer and employee information.

In addition to being independent, each member of the Audit and Conduct Review Committee is financially literate, as defined in CSA, U.S. Securities and Exchange Commission (“SEC”), and NYSE rules or standards. Jan Babiak and Philip Orsino are Audit Committee Financial Experts as defined by SEC rules. Definitions of “financially literate” and “Audit Committee Financial Experts” are found in the Audit and Conduct Review
Committee Charter (available on our website).

See pages 28 and 29 for a report on this committee’s membership and activities in
2013. Additional Information respecting this committee is set out in our 2013 Annual Information Form under “Audit and Conduct Review Committee Information”.

The Governance and Nominating Committee—develops governance principles and guidelines for the Bank. It identifies and recommends candidates for election or appointment to the Board, and reviews our process for orienting and assessing the Board, its committees, and directors. This com-

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Bank of Montreal Management Proxy Circular

mittee also reviews Shareholder proposals and recommends appropriate responses. Each year, the Governance and Nominating Committee reviews all Board committee charters, position descriptions, and the Board’s mandate to ensure that they meet all regulatory requirements and best practices.

See pages 29 and 30 for a report on
this committee’s membership and activities in 2013.

The Human Resources Committee—helps the Board fulfill its oversight duties for the appointment, evaluation, compensation and succession planning of the CEO and other senior executives. It oversees the Bank’s strategy for attracting, retaining and developing high quality leaders at all levels with the capabilities to execute the Bank’s strategic goals. This committee has oversight over the philosophy and principles of compensation programs, the design and application of material compensation programs, and share ownership guidelines. This committee is responsible for ensuring the Bank’s material compensation programs meet the Bank’s compensation principles and risk profile and do not encourage excessive risk taking.

The Human Resources Committee works with a full-time executive responsible for talent strategies. It annually reviews succession planning for the
CEO and all senior executives. This includes a thorough review of potential successors’ capabilities and development plans. This committee also annually reviews the in-depth talent and succession report for the entire executive group. This assessment, which includes roundtable talent assessments of the Bank’s executives, also details the current and projected leadership demographics, vacancy risks and capabilities and readiness of the successor pool. This committee also reviews detailed reporting on the profile, capabilities and development planning of the Bank’s emerging leaders against the projected executive needs of the Bank. In addition, the Human Resources Committee assesses the enterprise’s culture, including diversity, inclusion and employee engagement.

See pages 30 and 31 for a report on this committee’s membership and activities in 2013.

The Risk Review Committee—helps the Board perform its oversight duties for identifying and managing risk and complying with risk-related regulatory requirements. This committee reviews the organizational structure, resources and effectiveness of the risk management function, our risk appetite statement, management’s evaluation of the performance of our risk rating systems, and, together with management, the effectiveness of our systems for calculating risk-based capital requirements. It also reviews and, as applicable, approves our risk management corporate policies, transactions involving a material amount of risk and the methods and procedures management uses to control key risks.

See pages 31 and 32 for a report on this
committee’s membership and activities in 2013.

VIII. Communications and Shareholder Engagement

At a glance

•

The management Disclosure Committee oversees the timely public release of material information about the Bank

•

Internal controls and procedures ensure material information is effectively communicated internally

•

  Our Shareholder Engagement Policy (available on our website) promotes open dialogue and the exchange of ideas with Shareholders

The Audit and Conduct Review Committee reviews and approves the Disclosure Policy annually. The policy covers the timely distribution of all material non-public information. It sets out guidance for determining material information and ensures proper (non-selective) disclosure and wide distribution of material information.

The Disclosure Committee consists of members of senior management including the Chief Financial Officer (“CFO”), who chairs it. This
Committee reviews all annual and interim filings and oversees the timely public release of material information about the Bank. The CFO and General Counsel together decide what information is material and therefore publicly disclosed.

We have a rigorous attestation process to support the certifications by the CEO and the CFO on the adequacy of our financial disclosure. Our most senior executives must make representations (quarterly and annually) to our Chief Accountant. This includes declaring that any potentially material issues they know of have been escalated to the Chief Accountant under our financial governance processes. The representations are specific to the executive’s area of responsibility.

Bank of Montreal Management Proxy Circular

40

Our Shareholder Engagement Policy encourages open dialogue and the exchange of ideas with our
Shareholders. We communicate with Shareholders and other stakeholders through various channels, including our annual report, Environmental, Social and Governance Report and Public Accountability Statement, management proxy circular, quarterly reports, annual information form, news releases, website, and industry conferences. In addition, our quarterly earnings call is open to all, and features a live webcast and question and answer period. We also hold our annual meeting of Shareholders at different locations across Canada from year to year, with a live webcast, so all our Shareholders can participate.

Feedback from
institutional Shareholders comes from one-on-one or group meetings and from informal surveys by our Investor Relations department. Feedback from retail Shareholders usually comes by email or telephone. Our Investor Relations and Corporate
Secretary’s departments reply promptly to Shareholder concerns and take appropriate action. The Board believes these procedures reflect best practices in Shareholder engagement.

To communicate directly with the Board, Shareholders can use the contact details below, in item XI., “Contacting our Board”.

IX. Compliance with NYSE Standards

We are
required to disclose any significant differences between our governance practices and those required by NYSE standards for U.S. domestic issuers of which only one difference exists. The NYSE requires Shareholder approval for all equity compensation plans and any material changes to such plans (with a few limited exceptions). This applies whether the securities in a plan are newly issued or bought over the open market.

In contrast, the TSX requires Shareholder approval of equity compensation plans only if they involve newly issued securities. Additionally, the TSX requires Shareholder approval every three years of plans that do not have fixed limits of Shares to be issued. If a plan includes procedures for amendment, the TSX requires Shareholder approval of amendments only if the plan specifically requires that approval or if the amendment does any of the following:

•

reduces the exercise price or extends the term of options held by insiders under the plan

•

removes or exceeds limits on insider participation under the plan

•

increases any fixed limit on the number of securities to be issued under the plan

•

changes the amendment procedure of the plan

X. Additional Governance Information

This statement refers to documents on our website at
www.bmo.com/corporategovernance. Print copies are available to Shareholders free of charge who ask the Corporate Secretary’s department at:

Bank of Montreal

21st Floor, 1 First Canadian Place

Toronto, Ontario M5X 1A1

Telephone:
(416) 867-6785 Fax: (416) 867-6793

Email: corp.secretary@bmo.com

Financial information about us is in our consolidated financial statements and management’s discussion and analysis for the fiscal year ended October 31, 2013. Copies of these are available from the
Corporate Secretary’s department at the address above. This (and other information about the Bank) is available on our website, on SEDAR (System for Electronic Document Analysis and Retrieval) at www.sedar.com, and on the SEC website at
http://www.sec.gov/info/edgar.shtml.

Documents available on our website or from our Corporate Secretary’s department include:

•

FirstPrinciples, our code of business conduct and ethics

•

The Board Mandate and charters for each of the Board’s committees

•

Position descriptions for each of the Chairman, the committee chairs and the directors

•

Director Independence Standards

•

Statement of Disclosure Policy and Practices

•

Statement of Corporate Governance Practices

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Bank of Montreal Management Proxy Circular

•

Shareholder Engagement Policy

•

Board Diversity Policy

•

Environmental, Social and Governance Report and Public Accountability Statement

XI. Contacting our Board

Shareholders, employees and other interested parties may communicate directly with the Board through the Chairman, by writing to:

Chairman of the Board of Directors

BMO Financial Group

P.O. Box 1,
First Canadian Place

100 King Street West

Toronto, Ontario M5X 1A1

Email: board.directors@bmo.com

Bank of Montreal Management Proxy Circular

42

Board Mandate

The board of directors (the “Board”) of Bank of Montreal (the “Bank”) is responsible for supervising the management of the business and affairs of the Bank. In carrying out these responsibilities and discharging its obligations, the Board will, either directly or through its committees, perform the duties set out in this Board of Directors’ Mandate and such other duties as necessary or appropriate, including:

1.  Culture of Integrity

1.1
approving and monitoring compliance with FirstPrinciples, the Bank’s code of business conduct and ethics; and

1.2
satisfying itself, to the extent feasible, as to the integrity of the Chief Executive Officer and other executive officers and that the Chief Executive Officer and other executive officers create a culture of integrity throughout the organization.

2.  Governance

2.1
developing the Bank’s approach to corporate governance, including establishing and maintaining a set of corporate governance principles and guidelines;

2.2
establishing appropriate structures and procedures to allow the Board to function independently of management;

2.3
establishing Board committees, appointing Board committee chairs and approving their respective charters to assist the Board in carrying out its duties and responsibilities;

2.4
evaluating, on a regular basis, the Board, its committees and individual directors, and reviewing the size, composition and policies of the Board and its committees with a view to the effectiveness, contribution, skills and independence of the Board and its members; and

2.5
approving and adhering to the Bank’s Board Approval/Oversight Guidelines, which set out the roles and responsibilities of the Board and management.

3.  Strategic Planning Process

3.1
overseeing the Bank’s strategic planning process and annually approving a strategic plan, which takes into account, among other things, the opportunities and risks of the
Bank’s business, its risk appetite, emerging trends, and the competitive environment in the industry;

3.2
monitoring the implementation and effectiveness of the Bank’s approved strategic and operating plans taking into consideration its risk appetite framework;

3.3
reviewing, approving and monitoring performance against the Bank’s financial objectives, plans and actions, including significant capital allocations and expenditures and the declaration of dividends; and

3.4
approving all major corporate decisions and transactions.

4.  Risk Management, Internal Controls and Organizational Structure

4.1
ensuring processes are in place to identify the principal risks of the Bank’s businesses and requiring the implementation of appropriate systems to measure and manage these risks;

4.2
monitoring risk management activities for sufficient independence, status and visibility;

4.3
reviewing and approving at least annually significant policies and practices that require respect for, and compliance with, applicable legal, regulatory and internal requirements and obtaining reasonable assurance about the Bank’s compliance;

4.4
overseeing the Bank’s internal controls and management information systems and monitoring their integrity and effectiveness;

4.5
reviewing reports provided by management on the effectiveness of internal control over financial reporting; and

4.6
reviewing and approving at least annually the Bank’s organizational structure.

5.  Communications and Public Disclosure

5.1
reviewing and approving the Bank’s significant disclosure documents including financial statements;

5.2
approving the Bank’s disclosure policy that provides for timely and accurate disclosure to analysts, shareholders, employees and the public that meets all applicable legal and regulatory requirements and guidelines;

43

Bank of Montreal Management Proxy Circular

5.3
monitoring feedback received from the Bank’s stakeholders; and

5.4
ensuring a process whereby shareholders and other stakeholders may communicate directly with the Bank’s independent directors through the Chairman of the Board by furnishing publicly available instructions in the Bank’s management proxy circular and/or on its website.

6.  Evaluation and Succession Planning

6.1
overseeing the Bank’s succession planning processes including the appointment, training, compensation and performance assessment of the Chairman of the Board, independent directors, the Chief Executive Officer and other senior executives;

6.2
establishing annual performance expectations and corporate goals and objectives for the Chief Executive Officer, monitoring progress against those expectations and dismissing and replacing the Chief Executive Officer as necessary;

6.3
approving the selection criteria for new directors, nominating directors for election, appointing Board committee members, reviewing the independence of directors and overseeing the orientation and continuing education of new directors; and

6.4
establishing expectations and responsibilities of the Chairman of the Board, the Chief Executive Officer, the chairs of each committee of the Board and other directors, which includes the approval of the position descriptions for each of the foregoing.

Indebtedness
of Directors and Executive Officers

To the knowledge of the Bank, as at February 7, 2014, and other than as set out below, there was no outstanding indebtedness to the Bank or its subsidiaries incurred by directors, director nominees and executive officers of the Bank and its subsidiaries and their respective associates, and there was no outstanding indebtedness incurred by any of such individuals to another entity that was the subject of a guarantee, support agreement, letter of credit or other similar agreement or undertaking provided by the Bank or its subsidiaries.

We do not make personal loans to our directors and executive officers, as the United States Sarbanes-Oxley Act of 2002 defines these terms, except if the loans meet the requirements of this law. We are not required to disclose routine indebtedness as Canadian securities laws define it.

The following table presents the indebtedness of each individual who is, or was during the most recently completed fiscal year, a director or executive officer of the bank, each proposed nominee for election as a director of the Bank, and each associate of any such person, except for routine indebtedness as defined in securities legislation and indebtedness that has been entirely repaid at the date of this circular.

Name and principal position

Involvement of Bank or Subsidiary

Largest amount outstanding during fiscal year ended
October 31, 2013 ($)

Amount outstanding as at January 31, 2014 ($)

Financially assisted securities purchases during fiscal year ended October 31, 2013

Amount forgiven during fiscal year ended October 31, 2013
($)

  Joanna Rotenberg   Chief Marketing Officer and
Head of Strategy

Bank of Montreal (lender)

952,425.00 (a)

937,035.00

—

0

(a)
Mortgage loan secured by principal residence, with a five year term from June 2011, and bearing interest at a variable rate of prime minus 0.90 percent.

Bank of Montreal Management Proxy Circular

44

Total Indebtedness

The following table shows the aggregate indebtedness outstanding at January 31, 2014 to the Bank or its subsidiaries incurred by current and former directors, executive officers and employees of the Bank and its subsidiaries. This amount excludes ‘routine indebtedness’ as such term is defined by Canadian securities laws.

Purpose

To us or our subsidiaries ($)

Other

44,154,261

Directors’ and Officers’ Insurance

BMO has purchased, at its expense, directors’ and officers’ liability insurance for BMO and its subsidiaries. The insurance covers individual directors and officers in circumstances where BMO does not, or is not permitted, to indemnify its directors and officers for their acts and omissions. This policy has a limit of $300,000,000 per policy year, no deductible and the annual premium is approximately $1.56 million.

Normal Course Issuer Bid

On January 30, 2014, we announced a new normal course issuer bid, commencing February 1, 2014, and ending January 31, 2015, under which we may repurchase for cancellation up to 15 million BMO Shares, representing approximately 2.3% of the “public float” (as defined by the TSX) of our Shares. Shareholders may obtain a copy of the notice filed with the TSX, without charge, by contacting us at:

Bank of Montreal

Corporate
Secretary’s Department

100 King Street West

1
First Canadian Place, 21st Floor

Toronto, Ontario

Canada M5X 1A1

Telephone:

416-867-6785

Fax:

416-867-6793

Email:

corp.secretary@bmo.com

45

Bank of Montreal Management Proxy Circular

Shareholder Proposals

Mouvement d’Éducation et de Défense des Actionnaires (MÉDAC), 82 Sherbrooke Street West, Montreal, Québec, H2X 1X3 has submitted five proposals. An English translation of these proposals and MÉDAC’s supporting comments are set out in full, in italics, below:

Proposal No. 1

Phasing Out Stock Options as a Form of Compensation

It is proposed that the Bank agree to phase out
stock options as a form of variable compensation for its executives.

As mentioned by the Institute for Governance of Private and Public
Organizations (“IGPPO”) in its study entitled Cutting the Gordian Knot of Executive Compensation, “[i]t was a major mistake, and a source of many shenanigans, to make stock options a large component of executive compensation.”

The executive compensation must be based on solid performance criteria that executives can control and promote the creation of long-term added value for the organization. However, the main objective of stock options as a form of compensation is to reward and motivate executives by linking the executives’ performance to the organization’s share performance.

However, such a linkage is far from being established. For example, results of an analysis performed by Michel Magnan and
Sylvie St-Onge show:

[Translation] “[...] that, between 1998 and 2008, 90% of
changes in stock market prices of the five large Canadian banks are due to characteristics of the banking sector such as low interest rates and favourable macroeconomic environment. In other words, during this decade, fewer than 10% of the differences in stock market performance of such banks can be explained by factors specific to each of them, such as the decisions and initiatives of the CEO, and many other factors such as their staff, their customers, the location of their business places or their mix of business1”.

This is the reason why stock
options must be phased out, which could help minimally restore our trust in the approach used by the Bank to compensate and motivate its executives.

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST THIS PROPOSAL BECAUSE STOCK OPTIONS ARE AN EFFECTIVE COMPONENT OF BMO’S EXECUTIVE
COMPENSATION PROGRAM.

The Bank’s executive compensation program is designed to attract, motivate and retain talent in a competitive marketplace and to encourage high performance over the long-term. The program presents a balanced mix of fixed and variable compensation. Variable compensation, which comprises 56% to 87% of total compensation, is made up of various short-, mid- and long-term incentives. Short- and mid-term incentives take the form of cash and restricted share units. Long-term incentives take the form of deferred share units and stock options. The mix of variable incentives is adjusted according to the ability of a particular executive to influence business results over the short- (1 year), mid- (3 years) and long-term (10 years). Under the program, long-term incentives are used to encourage alignment between shareholder interests and executive management, to reinforce strategic decision-making and to ensure prudent risk-taking, all in the context of achieving the Bank’s long-term business objectives.

Each year the Board reviews and approves the Bank’s executive compensation program. Over the past several years the Board has reduced the use of stock options. For 2014, the Board had decided to further reduce the use of stock options. This year stock options will be granted only to executive and senior vice-presidents; vice-presidents will no longer be eligible to receive stock options. Moreover, stock options will be reduced to no more than 10% of variable compensation for those who remain eligible to receive them. The Board continues to recognise the benefits of stock options as a long-term incentive and expects they will remain a component, albeit more limited, of the Bank’s executive compensation program.

For these reasons, the Board recommends voting against this proposal.

[1]
http://www.igopp.org/IMG/pdf/rem._des_dir._StOnge-Magnan_a08.pdf (p.26) (French version only)

Bank of Montreal Management Proxy Circular

46

Proposal No. 2

Say on Pay on Executive Compensation: Addressing Dissatisfactions

It is proposed that the Bank
inform its shareholders and stakeholders of the actions taken following a significant vote against the executive compensation policy.

For the
past three years, the Canadian banks have been consulting their shareholders on their executive compensation policy. Percentages of votes “against” such policy vary from year to year and may reach up to 15.07% as was the case for the Royal
Bank of Canada in 2011.

The Bank, like its competitors, never undertook a feedback process with its shareholders following a significant vote against its compensation policy.

This year, the percentage of votes against the compensation policy reached 3.1%, or almost 9 million shares.

In order to provide feedback to these shareholders, we propose that, if the votes against the compensation policy are higher than 3%, the
Board, after consulting the compensation committee, deliberate on the issue at a subsequent meeting and post immediately on its website a press release announcing how it intends to follow up on the expectations expressed by shareholders at the annual meeting. As for the 2014 annual meeting, we suggest that the chair of the compensation committee report on the actions taken during the year to respond to such concerns.

We believe that any percentage higher than 3% is significant, such percentage being the threshold recognized by the legislator for granting organizations like ours the right to refile a proposal.

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST THIS PROPOSAL BECAUSE A VOTE OF 3.1% AGAINST A SAY-ON-PAY RESOLUTION IS NOT A
SIGNIFICANT VOTE AGAINST THE RESOLUTION.

Each year in its management proxy circular, the Bank discloses its compensation philosophy together with details of the design and operation of the Bank’s executive compensation program, which would include a response to any significant vote against the Bank’s approach to executive compensation.

Last year’s management proxy circular stated that, although the advisory vote on the Bank’s approach to executive compensation is non-binding, “… it will influence how the Human Resources Committee [and the Board] looks at compensation in the future.” Shareholders voted 96.9% in favour of the Bank’s approach to executive compensation at last year’s annual meeting. The Board believes the vote reflects Shareholders’ strong support for its executive compensation policies and programs. The Board does not believe that an additional response is warranted.

In support of the Board’s position, we note that Institutional Shareholder Services regards a significant vote against a say-on-pay resolution as less than 70% or even 50% in certain cases.

For these reasons, the Board recommends voting against this proposal.

Proposal No. 3

Pension Plans and Transparency

It is proposed that the Bank adopt, with regards to the status of the pension plans it administers, a more transparent reporting process focusing, in plain language, on the issues faced by such pension plans.

Pension plan liability is one of the most significant long-term liabilities incurred by companies. The status of pension plans is described in the notes to financial statements (note 18). The accounting valuation of such plans must be based on “management’s best estimates” for each of the demographic and financial assumptions, including the discount rate for future benefit payments and the expected return on plan assets. These are complex assumptions for shareholders concerned about determining the actual status of the company’s liability and their impacts thereon.

We request that the management present a summary of all of the issues raised by the administration of such pension plans while outlining the actions it intends to take to remedy the situation. Among other things, we want shareholders to be informed of the process that led management to make assumptions on which financial reporting is based and their impact on financial statements.

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST THIS PROPOSAL BECAUSE THE BANK’S PENSION OBLIGATIONS DISCLOSURE IS COMPLETE AND
CLEAR.

47

Bank of Montreal Management Proxy Circular

The Bank’s pension plans are managed prudently and in accordance with all applicable laws and regulations. The
Bank makes appropriate required disclosures, including the detailed disclosure in the Bank’s 2013 annual consolidated financial statements (Note 23).

Management reviews and discloses the various factors affecting pension plan liabilities and we specifically highlight the following:

•

We measured the fair value of plan assets for our plans in Canada and the United States as at October 31 and selected the discount rates using high-quality corporate bonds with terms matching the plans’ cash flows;

•

  Both the weighted-average discount rate and the rate of compensation increase are disclosed in the Bank’s 2013 annual consolidated financial statements
(Note 23); and

•

The sensitivity of plan liabilities to changes in the discount rate is also provided in the Bank’s 2013 annual consolidated financial statements (Note 23)
together with the sensitivity of liabilities to rates of compensation increase, overall health care costs and the expected return on assets.

The Bank’s actuaries and accountants measure the funding position of the Bank’s pension plans yearly, and according to the latest-performed accounting valuations, these plans are fully funded in aggregate.

For these reasons, the Board recommends voting against this proposal.

Proposal No. 4

Request for Proposals for Auditors

It is proposed that the Bank issue a request for proposals every five years to retain auditor services.

Since 2003, KPMG has been the Bank’s only audit firm after having shared this task with another firm from 1990 to 2003. Last year, 2.68% of shareholders withheld from voting on their re-appointment, which is rather high for this type of vote.

The purpose of the auditor rotation is to reduce threats to their independence largely caused by familiarity that develops over time. There might be concerns that in the long run, the auditor becomes too close to the client. For example, the independence of the auditor may decline as friendships develop: the auditor becomes too closely associated with the interests of its client’s officers, the audit plan becomes repetitive or the auditor is reluctant to make decisions that might suggest that its previous decisions were incorrect. In short, the risks associated with familiarity with the client could affect negatively the thoroughness, objectivity and critical thinking skills of the auditor. In July, the UK Competition Commission proposed a policy under which requests for proposals would be issued every five years, declaring the following:

“[...] Additionally, although auditors are appointed to protect the interests of shareholders, who are therefore the primary customers, too often auditors’ focus is on meeting the needs of senior management who are key decision takers on whether to retain their services. This means that competition [for audit] focuses on factors that are not aligned with shareholder demand2”.

Moreover, one might wonder

“[...] how financial statement users perceive a long-tenure auditor. If they believe that auditor rotation improves audit quality, the nonswitching firm’s financial statements might lack credibility. In that case, a company may save money by not switching auditors but may incur indirect costs through a higher cost of capital.

In an experiment with MBA and law students, Gates, Lowe and Reckers (2007) found that confidence in the financial statements increased when the audit firm was rotated3.”

Does the percentage of withheld
votes regarding KPMG reflect such opinion? We believe that this type of service must be subject to a request for proposals every five years in order to assure shareholders that they receive the best service from their auditors at a competitive price.

[2]
Audit market not serving shareholders, Competition Commission, United Kingdom of Great Britain and Northern Ireland, 2013-02-22,
http://www.competition-commission.org.uk/media-centre/latest-news/2013/feb/audit-market-not-serving-shareholders

[3]
Research on rotation, Janet Morrill, CA Magazine, 2008-09 http://www.camagazine.com/archives/print-edition/2008/sept/regulars/camagazine/4486.aspx

Bank of Montreal Management Proxy Circular

48

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST THIS PROPOSAL BECAUSE THE BANK HAS A ROBUST
AND EFFECTIVE REVIEW PROCESS OF THE QUALITY AND INDEPENDENCE OF ITS EXTERNAL AUDITOR.

The Board’s Audit and Conduct Review Committee regularly
evaluates the qualifications, performance and independence of the Bank’s external auditor and its lead audit partner. The Board ensures that the lead audit partner rotates out of that role after 5 consecutive years (and does not return to that role for a further 5 years) in accordance with applicable professional and regulatory independence rules.

The Global Network of Director
Institutes (GNDI) published a report indicating that it does not believe that mandatory rotation for audit firms is the best approach for achieving the important objectives of enhancing auditor independence, objectivity and professional skepticism.
GNDI believes that audit partner rotation rules and expected personnel changes at both the firm and the auditor would be sufficient to mitigate perceptions of institutional familiarity. The GNDI is concerned that mandatory rotation for audit firms:

•

would result in an audit firm losing the cumulative audit knowledge gained over years at potentially arbitrary intervals;

•

would increase the time/cost companies would have to spend to educate new auditors on their operations, systems, business practices and financial reporting processes. Shareholders indirectly bear those costs;

•

  does not provide the flexibility to enable companies to postpone a rotation when it is at an inopportune time (e.g. during a major transaction);

•

  may reduce the ability of audit firms to accumulate sector/industry expertise and impact their ability to attract and retain talent in specialized industries or remote locations; and

•

may increase the complexity of audit compliance within global companies.

The Board believes that it has sufficiently robust review processes in place to monitor audit quality and oversee the work of the external auditor including the lead partner, including:

•

  annually reviewing the external auditor’s audit plan, including considering the impact of business risks on the audit plan and assessing the reasonableness of the audit fee;

•

monitoring the execution of the audit plan, with emphasis on the more complex and risky areas of the audit;

•

reviewing and evaluating the audit findings;

•

surveying for executive and employee feedback annually on the audit process; and

•

  quarterly meetings between the Audit and Conduct Review Committee Chair and the lead auditor to discuss audit issues independently of management.

In addition, the Audit and Conduct Review Committee has reviewed the “Enhancing Audit Quality” initiative report (published in early 2013) which was undertaken jointly by the Chartered Professional Accountants (CPA) of Canada and by the Canadian Public Accountability Board (CPAB) to gain stakeholder input on key issues with respect to enhancing audit quality. Consistent with the report’s recommendations, the Board believes that the Audit and Conduct Review Committee should retain control over the engagement and term of external auditors, rather than leaving this decision to mandatory tendering or rotation requirements. The Audit and Conduct Review Committee monitors developments in this regard and will continue to enhance its processes to ensure that it leads in the oversight of auditor performance. This will include a comprehensive review of the external auditor at least once every five years, the scope and process of which will be reported publicly.

For these
reasons, the Board recommends voting against this proposal.

49

Bank of Montreal Management Proxy Circular

Proposal No. 5

Pay its Fair Share of Taxes

It is proposed that the Bank disclose, at the next annual meeting, the actions it intends to take to conform to the plan filed by the OECD on July 20 with regards to the non-payment by multinationals of their fair share of taxes.

When the Action Plan on Base Erosion and Profit Shifting was filed by the Organization for Economic Cooperation and Development (“OECD”) with the G20 Finance Ministers, OECD Secretary-General Angel
Gurría said:

“International tax rules, many of them dating from the 1920s, ensure that businesses don’t pay taxes in two countries – double taxation. This is laudable, but unfortunately these rules are now being abused to permit double non-taxation. The Action Plan aims to remedy this, so multinationals also pay their fair share of taxes.”

More specifically, in order to manage appropriately the reputational risk associated with an excessive tax avoidance strategy, we propose that the Bank inform its shareholders, customers and other stakeholders of its internal policy with respect to the recommendations of this report, including the following:

•

  “prevent treaty abuse” in order to prevent “double non-taxation”: does the Bank benefit from such tax treaties and if so, what are their impacts on its tax liability?

•

change the definition of “permanent establishment” in order to prevent subsidiaries from artificially avoiding their status that renders them liable to taxation: does this situation exist at the Bank and if so, what measures does it intend to adopt in order to pay taxes for which it is liable?

•

measures to “assure that transfer pricing outcomes are in line with value creation”. The goal is to prevent a company from transferring profits realized in standard or high tax countries to low tax countries: does the Bank use such a tax strategy and if so, what is its policy for the coming years?

As mentioned by Gérard Bérubé in a recent article published in Le Devoir, companies are limited:

[Translation] “[...] only by their imagination. There are inappropriate uses of transfer pricing or complex financial instruments (hedging instruments or swaps). There are also techniques that enable companies to deduct losses that they did not actually realize. To this we can add the use of avoidance accounting mechanisms that create “artificial” losses or increase the possibilities for deducting the same loss.”

In short, we propose that the audit committee submit to the next annual meeting a report setting out the actions that the Bank agrees to take in order to comply with the guidelines recommended by the OECD.

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST THIS PROPOSAL BECAUSE THE
BANK PAYS ALL TAXES OWING BY IT IN ACCORDANCE WITH APPLICABLE LAWS.

The Bank complies fully with Canadian and foreign tax laws in force today. The
Bank monitors applicable tax-related developments both domestically and internationally and follows the guidance of the tax authorities in all jurisdictions in which we operate. The Bank is committed to maintaining high standards of business conduct as reflected in FirstPrinciples, our code of business conduct and ethics, and we are proud of our tradition of doing what is fair, right and legal.

The Board is satisfied that the Bank is operating in a socially and ethically responsible manner and with due regard to risks including reputational risk. The Bank provides appropriate disclosure of its operations, financial results, goals and values through its Annual Report. The Bank is recognized for its excellence in corporate reporting; its financial statements provide detailed information on the Bank’s provision for income taxes including information on its foreign operations.

For these reasons, the Board recommends voting against this proposal.

Bank of Montreal Management Proxy Circular

50

Actions arising from last year’s Shareholder Proposals:

1.
Last year, NEI Investments of Vancouver, British Columbia, and Mr. William Davis of Toronto, Ontario withdrew a co-filed proposal requesting that the Board’s Human
Resources Committee provide a report to shareholders assessing the risks and results of basing senior executive compensation on horizontal comparison with peer companies, and discussing the potential to integrate vertical comparison metrics, such as average employee compensation, in its approach to setting total compensation. The proposal was withdrawn in light of BMO’s commitment to explore the issues raised in the proposal and to advise the proponents periodically on the progress of the review. A report analyzing the issue was issued publicly in December 2013 and is summarized on page 65 of this circular.

2.
Last year, MÉDAC filed a proposal requesting that the Board reassure Shareholders and stakeholders each year that the pension plans provided by the Bank are managed in accordance with sound management best practices. In response, the Bank committed to enhance the existing disclosure by including in an appropriate publicly available annual document, a statement confirming the sound pension governance and management structure of the Bank’s pension plans. Such statement can be found in the Bank’s 2014 Environmental, Social and Governance (ESG) Report and Public Accountability Statement (PAS), available online at www.bmo.com/esg-pas-report.

51

Bank of Montreal Management Proxy Circular

Compensation Discussion and Analysis

Bank of Montreal’s vision is to be the Bank that defines great customer experience. Its guiding principle is to drive top-tier total shareholder return
(“TSR”) and balance its commitments to financial performance, customers, employees, the environment and the communities where we live and work.

This section of the circular describes how BMO’s compensation policies and structure support this vision.

What’s inside

Quick guide to BMO’s key compensation practices

Use this guide to find the key compensation and governance practices that effectively link executive compensation at BMO to our results, compensation for executives and financial returns to Shareholders, without encouraging excessive or inappropriate risk-taking.

Compensation Governance and Oversight

Oversight by qualified, independent directors

57

Risk and compensation formally aligned

57

Advice from independent compensation experts

58

BMO’s Approach to Executive Compensation

Compensation plan design tested against FSB Principles and Standards

58

Compensation linked to Bank performance and strategic objectives, while avoiding excessive risk-taking

60

  A significant portion of compensation is deferred and at risk, and linked to share price, encouraging a long-term view of Shareholder value

60

Executives have share ownership requirements that the CEO and Senior Executive retain post-retirement

61

  Robust clawback and forfeiture policies reduce compensation paid or awarded in case of financial restatement, significant loss or misconduct

63

  Control function performance and variable compensation assessed separately from the performance of the businesses they support

63

Double-trigger change of controls prevent accelerated vesting of equity unless there is a termination of employment

63

Personal hedging not permitted

64

Best practices used to identify peer groups for setting competitive compensation targets

64

Compensation Program

A disciplined process to make annual compensation decisions

70

An extensive risk-assessment before incentive pools are finalized

71

Risk performance metrics included in pool funding, along with provisions for credit, market, liquidity and other risks

71

Individual performance assessments include consideration of the implementation of risk controls

71

  Incentive plan pool funding based on performance against Bank and business unit targets, as well as performance compared to our peers

71

Cap on funding available for incentive plan awards

72

Bank of Montreal Management Proxy Circular

52

Message from the Chair of the Human Resources Committee

The Human Resources Committee (the “Committee”) oversees executive compensation as part of its responsibilities at BMO.

We have written this Compensation Discussion and Analysis to help you understand our approach to pay for performance, the process behind our decisions and to help you with your own decision about the “say-on-pay” vote this year.

A good year

The Bank performed well in 2013 achieving record revenue, net income, and earnings per share; and one-year
TSR that was the highest among our Canadian banks. This is a reflection of a well-executed growth strategy, and the benefits of a diversified business model.

Results were particularly strong in Wealth Management, which had a record year with earnings up significantly and increased market share, supported by strong asset growth and customer loyalty. Canadian Personal and
Commercial Banking had record earnings, the U.S. Personal and Commercial Banking’s commercial arm performed very well, and BMO Capital Markets had a good year with good earnings growth and strong return on equity (“ROE”). The Bank did not meet its efficiency ratio target in 2013, but it is continuing to make that a priority.

BMO has the strongest capital position of its peers –
we increased our dividends twice this year and repurchased 10.7 million shares under a normal course issuer bid.

And with strong brand awareness
and community presence, the Bank is continuing to build customer loyalty – BMO Harris Bank ranked number one out of thirty major U.S. banks in long-term trust in the 2013 American Banker/Reputation Institute Survey of Bank Reputations.

2013 results

Reported net income: $4.2 billion (up 1%)

Adjusted net income $4.3 billion (up 5%)

Reported return on equity: 14.9% (down 100 basis points)

Adjusted return on equity: 15.0% (down 50 basis points)

Reported revenue: $16.3 billion (up 1%)

Adjusted revenue:
$15.6 billion (up 3%)

Reported earnings per share: $6.26 (up
2%)

Adjusted earnings per share: $6.30 (up 5%)

3-Year TSR: 11.5% annualized

1-Year TSR: 28.8%

The Committee focused this year on leadership and succession at the Bank, which you can read about in the Report of the Human
Resources Committee on page 30. Important to note is the establishment of the critical role of Chief Operating Officer to oversee the Bank’s North American Personal and Commercial Banking and Wealth Management businesses. A natural next step in the Bank’s North American strategy, this role confirms our focus on integration and synergies within our businesses and across North America, to address the growing impact of the digital economy, shifting consumer trends and fast-moving competition.

2013 performance and awards

Compensation at BMO is determined in large part by actual performance against financial goals that are directly linked to the Bank’s strategic objectives. We continue to set challenging financial goals, and while performance in 2013 was better than last year, it was below target for three of the five overall Bank goals. Funding was therefore slightly below target for all three of the incentive pools.

Turn to page 74 for a detailed discussion of results against targets, and the effect this had on our decisions about compensation this year. Discussions for each of the Named Executive Officers start on page 79.

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Bank of Montreal Management Proxy Circular

In light of the Bank’s strong performance, the Committee used judgment when recommending CEO compensation to the
Board. We recommended additional performance conditions to Mr. Downe’s mid-term incentive awards, reducing his stock option grant and modestly increasing his compensation above the business adjusted results, mainly for the following reasons:

•

excellent leadership, which continued to yield strong financial and operational results, including the completion of all aspects of the Marshall &
Ilsley Bank (“M&I”) conversion, and successful U.S. rebranding.

•

his strong leadership role in succession planning and his commitment to BMO’s long-term growth strategy.

•

  a leading one-year TSR at 28.8% and a solid three-year TSR, which are a tangible indication that the Bank’s strategy is working

Nevertheless, Mr. Downe’s compensation was below his compensation targets.

2013 Total direct compensation

Change from 2012

Compared to target compensation

W.A. Downe

$9,479,375

+3%

-0.2%

Linking pay to performance

The 2013 CEO compensation decisions continue our multi-year trend of aligning pay with Shareholder interests. To demonstrate this, the Bank commissioned an independent review that analyzed historical one, three and five-year TSR for the five largest Canadian banks again this year. The study confirmed that our CEO’s compensation continues to be appropriately aligned with the performance of the overall Bank, and that over the five years both pay and performance are below the median compared to our peer banks.

The chart below shows five-year CEO
realizable pay relative to five-year TSR. The chart is for 2008 to 2012 only, because 2013 peer compensation data was not available at the time of the analysis. Our independent advisor noted that Mr. Downe’s realizable pay was below that of the other CEOs mainly because his in-the-money stock option value was low, his target pay reflected the relative size of the Bank, and his performance targets were challenging.

Company

Annualized TSR

Annualized Realizable Pay (a)

Bank of Montreal

4.2%

$7.0MM

Peer A

4.6%

$9.6 MM

Peer B

0.0%

$9.7 MM

Peer C

4.6%

$9.9 MM

Peer D

6.6%

$14.8 MM

(a)
Annualized realizable pay is one-fifth of total realizable pay over the five-year period. Realizable pay is aggregate base salary plus the annual incentive actually earned over the five-year period and, for equity granted during the five-year period, the value on settlement of the award plus, for awards which had not settled, the value of restricted share units with no dividend accumulation at the end of the period, the value of voluntarily deferred share units at their original grant value, the value of in-the-money stock options, and estimated value of payouts of performance share units assuming target payouts. Since realizable pay looks at the actual or estimated value of compensation after it is awarded, it is an appropriate method for assessing the impact of performance on our compensation decisions. Note: Realizable pay is calculated before deducting any compensation the CEO chooses to forego.

Linking pay to Shareholder value

We also compare the current value of Mr. Downe’s compensation with the value of a Shareholder investment over the same period. This comparison showed that the current value of the compensation Mr. Downe has received in each of the past five years is less than the value that would have been received by our Shareholders over that period. Turn to page 80 for details.

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54

Effective oversight

These strong pay-for-performance linkages are a direct result of the effective oversight by the Committee, which includes six directors who have the experience necessary to make the challenging decisions associated with executive compensation.

We have a formal process for overseeing BMO’s compensation policies and practices; receiving advice from an independent consultant and working with two management committees that are focused on compensation and risk oversight (see page 58 for information about these committees).

Our compensation programs are aligned with the Financial Stability Board’s Principles for Sound Compensation Practices and the requirements of OSFI and of other jurisdictions. In the United States, our programs are aligned with the principles of the U.S. Federal Reserve’s Guidance on Sound Incentive Compensation Policies.

Turn to pages 57 and 58 for more about the Committee, our experience and our approach to managing risk.

Disciplined approach

We have four
compensation principles we believe are important for driving the Bank’s success and improving Shareholder value:

•

link compensation to Bank performance

•

encourage a long-term view to increase Shareholder value

•

align with prudent risk-taking

•

attract and retain executive talent

Our
starting point is strategy. BMO’s vision is to be the Bank that defines great customer experience. Our aim is to deliver top-tier total shareholder return and balance our commitments to financial performance, customers, employees, the environment and communities where we live and work. BMO’s strategy, which you can read about in our 2013 Annual Report, includes five strategic priorities:

•

achieve industry-leading customer loyalty by delivering on our brand promise

•

enhance productivity to drive performance and Shareholder value

•

leverage our consolidated North American platform to deliver quality earnings growth

•

expand strategically in select global markets to create future growth

•

ensure our strength in risk management underpins everything we do

Executives all have clear accountability for the achievement of goals directly linked to these priorities. The Committee’s role is to make sure compensation is directly linked to the achievement of these goals
– that executives are paid more when performance against the goals is strong, and less when performance is weak – without encouraging excessive or inappropriate risk-taking. We do this by giving a significant weight to variable and deferred compensation.

We evaluate our compensation program every year, and made several enhancements that strengthen the alignment between pay and performance and reduce risk:

•

introducing a new cap on short-term incentive plan awards

•

  adjusting short-term incentive plan metrics to support our North American strategy, and mid- and long-term incentive plan metrics to link compensation more directly to business results

•

  reducing, and in some cases eliminating, the use of stock options in executive pay in line with Shareholder and regulator expectations

•

introducing PSUs for our CEO that pay out according to achievement against performance criteria; with this design, the PSUs will have both pre- and post- grant performance conditions, which are Shareholder-friendly features

•

extending our clawback provisions to include stock options

You can read about these and other changes on page 60.

Turn to pages 70 and 71 for more about our process, and how we link compensation to the achievement of our strategic priorities.

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Bank of Montreal Management Proxy Circular

Positioned for growth

We believe that Mr. Downe and his executive team have built a business with clear opportunities for growth across a diversified North American footprint – a business that is well positioned to continue to provide value for customers and shareholders – and this is reflected in their compensation.

The Committee is satisfied with the
results of this year’s compensation decisions. We believe that compensation is effectively aligned with performance, Shareholder interests and our peers, and this has again been confirmed by independent analysis, feedback from you, our
Shareholders, and from our “say-on-pay” results.

We are confident that the 2013 compensation awards, and the measures they were based on, are a fair reflection of the year’s achievements. We are also pleased with the continuing refinements to our executive compensation program, which make it even more effective in aligning pay and performance while further reducing risk.

Robert M. Astley

Chair

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56

1.
Compensation Governance and Oversight

The
Human Resources Committee of the Board (the “Committee”) establishes and oversees the Bank’s compensation plans.

Six independent
directors sit on the Committee. The average tenure is 5 years. See pages 11 to 20 for the directors’ biographies, and pages 30 and 31 for more information about the Committee and its activities in 2013.

On the Committee since

Robert M. Astley (Committee chair)

2004

George A. Cope

2010

Christine A. Edwards

2011

Ronald H. Farmer

2003

J. Robert S. Prichard (Chairman of the Board) (also a member from 2000-2010)

2012

Don M. Wilson III

2009

Committee members are required to have, or to acquire within a reasonable period of time after being appointed, a thorough understanding of issues relating to human resources and compensation so that the Committee has the expertise it needs to carry out its mandate.

Three of
the members have gained experience in human resources and compensation by serving as chief executive officer (or equivalent) of a major organization. Three have experience serving on the compensation committees of other public companies.

The Governance and Nominating Committee looks at the mix of skills and experience of the directors on the Committee every year to make sure it remains appropriate.
The table below shows the experience of the current members.

Number of Committee members with specific experience or expertise

  Human resources experience
 Experience with benefit, pension and compensation programs (in particular, executive compensation).

5 of 6

  Risk management experience
Knowledge and experience with internal risk controls, risk assessments and reporting.

5 of 6

  Executive leadership experience
Experience as a senior executive/officer of a public company or major organization.

6 of 6

New for 2013

The Human Resources Committee reviewed the independence of its Committee members against the factors for assessing compensation committee independence introduced in the U.S. in July 2013, and confirmed that all members of the Committee are independent.

Aligning risk and compensation

BMO aligns compensation and
prudent risk-taking.

Four members of the Committee also sit on the Risk Review Committee. Mr. Wilson, who sits on both committees, is the chair of the Risk Review Committee and has significant experience in financial institution risk management.

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Bank of Montreal Management Proxy Circular

The Committee has a formal process for overseeing BMO’s compensation policies and practices, and works with two management committees that are actively involved in reviewing compensation design and the annual compensation decision-making process, which includes assessing risk and other control function inputs:

•

The Enterprise Compensation Oversight Committee, established in 2011, includes the BMO Chief Risk Officer, Chief Financial Officer, Chief Compliance Officer,
senior leaders from Human Resources, and the Chief Auditor and Chief AML Officer as observers. It met eight times in 2013.

•

The U.S. Compensation Oversight Committee, formed in 2012, includes the U.S. heads of Risk Management, Finance, Compliance, Human Resources and the U.S. Country
Head, along with BMO’s head of compensation programs, and the U.S. Chief Auditor and Chief AML Officer as observers. The committee met nine times in 2013.

BMO’s compensation programs are aligned with the FSB Principles and the requirements of OSFI and other jurisdictions. These enhance the stability and soundness of financial institutions by reducing incentives for excessive risk-taking.

Global Governance Advisors (“GGA”) fully reviewed the material compensation plans that had design changes in 2013 and reported that BMO remains a leader in compliance with FSB Principles. As part of its review, GGA:

•

assessed plan changes against the FSB Principles

•

  performed stress testing and back testing, payout curve analysis, extensive scenario analysis, and volatility analysis of BMO and business unit results

•

assessed the compensation design process

In
the United States, our compensation programs are aligned with the principles of the U.S. Federal Reserve’s Guidance on Sound Incentive Compensation Policies. They also meet international guidelines for financial institution compensation policies and practices in the jurisdictions we work in, including China, Hong Kong, Ireland and the United Kingdom.

The Committee is satisfied that:

•

  BMO’s compensation policies and practices do not encourage any Named Executive Officer (“NEO”) or employee to take inappropriate or excessive risks.

•

  No risks have been identified in the Bank’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Bank.

Independent advice

The
Committee works with an outside compensation advisor to help carry out its mandate.

Pay Governance LLC, an independent and unaffiliated executive compensation advisory firm, has been the Committee’s exclusive advisor on compensation issues since 2008. Pay Governance does not do any work for management.

In 2013, Pay Governance received US$247,733 for the following committee-related work:

•

  updates on emerging executive compensation and global regulatory trends, best practices and senior executive compensation benchmarking

•

  independent review and advice on compensation policies, CEO compensation and the CEO’s compensation recommendations for the senior executives

•

management proxy circular review

•

regular participation in Human Resources Committee meetings, including time with individual Committee members

To provide assurance that the advisor remains independent, the Committee:

•

reviews the advisor’s independence every year

•

determines the advisor’s mandate and fees

•

requires the advisor to obtain written approval from the Committee chair before providing any services to management

•

does not approve work that, in its view, could compromise the advisor’s independence

•

discloses all work done by, and fees paid to, the advisor in the annual management proxy circular

The Committee considers the information and recommendations provided by its advisor as well as other factors when making decisions about executive compensation.

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58

Compensation Advisory Fees paid to Pay Governance

Billed in 2013

Billed in 2012

Executive compensation—related fees

US$247,733

US$365,442

All other fees

$0

$0

New for 2013

The Committee reviewed the independence of the compensation advisor against the Securities and Exchange Commission’s six independence factors and confirmed that the adviser meets all six requirements, because it:

•

does not provide other services to BMO

•

has effective policies and procedures to prevent conflicts of interest

•

has no business or personal relationships with a Committee member

•

has no business or personal relationships with an executive officer of BMO

•

does not own BMO stock

•

bills fees to BMO that are within an acceptable range of, and make up only a small percentage of, its total revenues.

These independence factors became effective July 1,
2013.

2. BMO’s Approach to Executive Compensation

The Board believes that compensation strategies are important for driving the Bank’s success and improving Shareholder value.

The Committee has structured the executive compensation program so Bank results, compensation for executives, and financial returns to Shareholders are all strongly linked, without encouraging excessive or inappropriate risk-taking.

The program supports BMO’s vision and
strategic priorities, and gives executives a significant personal financial stake in the long-term health and growth of the organization.

The executive compensation program has four core principles:

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Bank of Montreal Management Proxy Circular

Link compensation to Bank performance

BMO’s compensation program links compensation to Bank, operating group, individual performance targets and Shareholder performance. Executives are compensated more when performance is strong and less when performance is weak.

The amount actually paid out as variable compensation depends on Bank and operating group performance against annual targets, which are set to meet longer-term Bank goals and strategies. These include Shareholder measures such as 3-year relative TSR, as well as performance against our peers (see pages 72 and 73 for information about the incentive plans).
Awards to individual executives are based on share performance and achieving Bank, operating group and individual performance goals that reinforce BMO’s strategic priorities and values.

New for 2014

The Committee made the following adjustments to performance metrics for 2014 that affect funding for the incentive plans. These refinements to plan design are in response to changing regulator expectations, and help us manage risk, tie compensation more directly to Bank results, and apply consistency to executives globally:

•

Introducing a new cap on cash bonuses for all executives of 150% of target to manage risk.

•

  Adjusting the Canadian P&C Short-term incentive plan performance measures to support our North American strategy and make the Canadian P&C
(“STIP”) plan consistent with U.S. P&C.

•

Adjusting Mid-term incentive plan (“MTIP”) and Long-term incentive plan (“LTIP”) performance measures for senior executives from 100%
relative TSR, to 50% relative TSR and 50% total Bank performance measures, to balance relative TSR with absolute measures and link compensation more directly to Bank results.

•

  Adjusting MTIP and LTIP metrics for all other executives to 50% relative TSR and 50% STIP metrics, to use the same performance metrics for all executives and simplify our compensation models.

•

Reducing the use of stock options in executive pay, to manage risk and respond to market practices:

•

In 2013, reducing stock options to 15% of total variable compensation for certain senior roles.

•

In 2014, eliminating stock options for Vice-Presidents, and reducing stock options for Senior Vice-Presidents and above to 10% of total variable compensation.
The amount currently allocated to options will be allocated to other forms of equity compensation based on executive level.

•

Extending our clawback provisions to include stock options (see page 63 for details).

Encourage a long-term view to increase Shareholder value

Compensation is substantially weighted towards variable or “at-risk” compensation, and a significant amount of it is also deferred. This approach, combined with share ownership requirements, sharpens executive focus on executing business strategies, sustaining performance, and growing Shareholder value over the long term.

A significant portion of each executive’s compensation is deferred

A significant portion
of variable compensation is deferred. This encourages executives to stay with the Bank, focuses them on the long term and helps reduce overly risky behavior because future payouts depend on their current decisions.

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60

The charts below show the target amount of fixed, variable cash and variable deferred compensation paid to the CEO and the eight executives who report directly to the CEO (the “Senior Executives”). This mix is in line with regulatory guidance, and within the range adopted by BMO’s Canadian peer group.

Executives have share ownership requirements

Executives and senior BMO Capital Markets employees are required to own shares as outlined in the table below.

Executives must meet these requirements within three years of being appointed to the position (five years for Vice-Presidents and Managing Directors). Share ownership is measured annually, either at market value at the time of measurement or value at the purchase or grant date (whichever is greater).

All executives and senior BMO Capital Markets
employees meet or exceed their share ownership requirements. The CEO and the NEOs exceed their requirements (see pages 79 to 89 for details).

The CEO and Senior Executives must continue to meet their share ownership requirements for a period after leaving the Bank, to encourage a longer-term perspective when making strategic decisions.

Share ownership requirements

  Holdings can be in
Shares, restricted share units and deferred stock units.

Shares (a) they must own while employed with the Bank

Number of years they must hold shares after they leave the Bank

Bank

CEO

7.0 times base salary

2 years

Senior Executives

5.0 times base salary

1 year

Executive Vice-Presidents

3.0 times base salary

—

Senior Vice-Presidents

2.0 times base salary

—

Vice-Presidents

1.5 times base salary

—

BMO Capital Markets

Group Head

1.0 times target total direct compensation

1 year

  Executive and
Management Committee Members

  Greater of:
 •    1.0 times base salary and cash
bonus, or   •    3.0 times base
salary

—

Managing Directors

1.0 times base salary

—

(a)
Required holdings may be satisfied through shares as well as deferred or restricted share units.

Align compensation with prudent risk-taking

BMO seeks to grow its earnings while avoiding excessive
risk-taking by aligning compensation with risk outcomes and return on capital.

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Bank of Montreal Management Proxy Circular

Management sets the risk appetite of the Bank and the Board must approve it. The goal is the right level of risk-taking within the complexity of a diversified global financial services organization.

The Committee sets the compensation
philosophy and strategy within that context, and then designs the compensation program to motivate executives to create Shareholder value while balancing the level of risk-taking. It oversees an independent review to stress test and back test all material compensation plans and confirms alignment to FSB Principles.

The executive compensation program includes several strategies and processes to appropriately reflect risk in variable compensation:

•

a significant portion of executive compensation is deferred

•

restricted share units and deferred stock units are used to limit and balance the use of stock options

•

  there is a cap on the short-, mid- and long-term incentive pools, and on the payouts to executives from the short-term incentive plan

•

business results used to determine incentive pool funding include provisions for credit, market, liquidity and other risks

•

return on equity is a primary metric for determining incentive pool funding for executives, BMO Capital Markets employees and most other employees (except within the Wealth Management group, as it uses very little capital)

•

the Enterprise and U.S. Compensation Oversight Committees review the design of the variable compensation plans to make sure risk, compliance, finance, and audit considerations are appropriately incorporated, and to fully assess risk before finalizing the incentive pools and individual compensation awards for material risk-takers (see page 58 for information about the Compensation Oversight Committees)

•

the Committee’s independent advisor reviews all changes to the design of the executive compensation program

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62

The Board also uses the following mechanisms to align compensation with prudent risk-taking:

Clawbacks

The Board or the Committee can
claw back cash, outstanding equity and equity payouts from all recipients, operating groups and selected individuals, as described below. See pages 67 and 68 for details about each incentive plan.

What can be clawed back

Who it applies to

How it works

Cash paid

Executives and BMO Capital Markets employees at the Managing Director level and above

All or part of variable compensation paid in the past 12 months can be clawed back if the Bank restates its financial statements or there is qualifying employee misconduct. This includes cash bonuses, payouts from a mid-term incentive plan or the value received from exercising options.

Outstanding equity

All participants who have been granted restricted share units and deferred share units

Vested and unvested share units awarded can be clawed back if the Bank restates its financial statements.

Equity payouts

  All participants who have been granted restricted share units
New for 2013: We are extending this clawback to all participants who are granted stock option awards in 2013 and after.

Payouts from restricted share units can be clawed back or eliminated if information is discovered that would have reduced the size of an award when it was granted. For example:

•    financial performance was materially below target because of excessive risk-taking

•
    the Bank’s reputation was affected

•
    the size of the award was based in whole or in part on information that turned out to be materially incorrect

Benefits associated with an executive’s unexercised options may be clawed back or eliminated if through the executive’s fraud, misconduct or gross negligence BMO or BMO Financial Corp. suffers a consequential financial loss or is required to restate its financial statements.

New for 2013: We are extending this clawback to all participants who are granted deferred share units in 2013 and after.

  Same clawback terms as noted above for restricted share
units.

Forfeiture

Executives forfeit all outstanding share units and vested and unvested options when:

•

terminated for cause

•

  it is discovered that an executive who no longer works for the Bank committed an act while employed with the Bank that would have been cause for termination

Change of control

The long-term incentive plan calls for a double trigger for accelerated vesting of stock options when the Bank undergoes a change of control. Stock options will vest immediately only if a participant is dismissed without cause within 24 months after the change of control.

Independence of control functions

Compensation for employees in Risk Management, Finance, Audit, Legal, Compliance and Human Resources is linked to overall Bank performance and performance against individual objectives. These employees do not report into businesses they support, and the success or financial performance of business areas they support or monitor does not affect their performance assessment or compensation. This independence supports them to keep BMO’s overall success in mind.

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Bank of Montreal Management Proxy Circular

Individual performance considerations

Managers consider risk, audit and compliance accountabilities during individual performance assessments, and when making compensation decisions.

No personal hedging

BMO policy prohibits employees and directors from using any kind of personal hedging (for example, prepaid variable contracts, equity swaps, collars or units of exchange funds), to reduce the risk and Shareholder alignment embedded in their mid- and long-term incentive plan awards or other Bank shares or securities they hold.

Limits on guarantees

Incentive compensation received by new employees can be guaranteed for no more than 12 months, which the Committee considers enough time for their transition into the Bank.

Attract and retain talented people

BMO’s executive compensation program is designed to attract, retain and motivate top talent.

The Committee assesses the competitiveness of its compensation program by comparing it to two groups: a Canadian peer group of the four other largest Canadian banks for Canadian-based executives, and a U.S. peer group of seven regional mid-sized banks for U.S.-based executives. It also uses general industry surveys for non-industry specific roles to benchmark competitive pay more broadly.

For the CEO, the Committee primarily reviews the Canadian bank competitors and as secondary information considers selected U.S.
financial firms of similar size and scope. For added calibration and a broader scope, the Committee may also look at the compensation practices of companies listed on the TSX 60 with similar market capitalizations.

Peer companies

Why they are included

CEO

Primary

Bank of Nova Scotia

Canadian Imperial Bank of Commerce

Royal Bank of Canada

Toronto-Dominion Bank

Secondary

BB&T Corporation

Bank of New York Mellon

Fifth Third Bancorp

KeyCorp

The PNC Financial Service Group Inc.

Regions Financial

SunTrust Banks Inc.

U.S. Bancorp

  Canadian banks are direct competitors and share
BMO’s economic and business challenges. The selected U.S. financial firms have similar size, scope and business challenges.

Canadian–based executives and senior executives

  Bank of Nova Scotia
 Canadian Imperial Bank of Commerce   Royal Bank of Canada
Toronto-Dominion Bank

Canadian banks are direct competitors and share
BMO’s economic and business challenges.

The Committee also reviews general industry compensation surveys for non-industry specific roles to benchmark competitive pay more broadly.

U.S.–based executives and senior executives

BB&T Corp Fifth Third Bancorp Huntington Bancshares Inc./MD Keycorp M&T Financial Regions Financial SunTrust Banks, Inc.

These U.S. banks are all publicly traded and are comparable to BMO’s U.S. operations, based on business mix and size, total assets, total revenue and market capitalization.

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64

The Committee reviews market data for comparable positions within the primary group, considering the relative performance and size of each institution, the responsibility of that role and the incumbent’s experience. It uses this information when setting total compensation and compensation mix for executive roles.

The Committee’s independent advisor reviewed the comparable companies and roles used to benchmark target compensation and compensation mix for the CEO and senior executives, and concluded that they were appropriate.

New for 2013

In respect of a Shareholder proposal last year, BMO and the five other major Canadian banks commissioned Meridian Compensation Partners, an independent compensation consultant, to prepare a report on benchmarking and its impact on CEO compensation and pay disparity. Meridian looked at both horizontal benchmarking (benchmarking against peer companies) and vertical benchmarking (assessing the pay of employees as a percentage of CEO or executive compensation).
The report, published in December 2013 at www.meridiancp.com, concluded that there is no compelling evidence that horizontal benchmarking results in excessive pay and that, when used properly, it provides proper context and is an effective input to executive pay.

Management later retained Meridian to review BMO’s benchmarking practices based on the report.

Meridian assessed BMO’s programs and practices in two categories:

•

Horizontal benchmarking practices: choosing the right peer group, making sure market data is accurate, making target compensation appropriate, evaluating pay in the context of broader BMO pay decisions and using peer benchmarking as only one element when setting executive pay.

•

Governance practices: oversight of an independent and qualified board, effective succession planning, incentive pay based on performance, independent advice, effective Shareholder communication and engagement on executive compensation, as evidenced by “say-on-pay” voting results.

Meridian concluded that BMO’s horizontal benchmarking programs and practices are sound and meet all of the recommendations for good benchmarking practices and good governance consistent with committee direction.

BMO is focused on building a diverse,
loyal and talented workforce, and has developed a culture of continuous career development, mentoring and succession planning at all levels.

Significant
activities this year:

•

Leadership development – We are developing successors to be ready to move into positions that become available. We are also closing experience gaps among our top talent. This makes our talent process more consistent, rigorous and transparent, increasing the senior leadership team’s accountability.

•

Risk management – Our work on leadership development helps us focus on managing risk associated with succession planning. An external consultant assessed several of our key leaders this year. This gave us insight into their strengths and gaps, which makes us better able to prepare them as successors for critical roles across the organization. This year we made a commitment to actively focus on the development of culturally intelligent leaders as a key driver to building a mindset of diversity.

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Bank of Montreal Management Proxy Circular

3. Compensation Program

BMO’s executive compensation program includes a combination of cash (base salary + annual bonus) and deferred compensation (restricted share units, stock options and, for some executives, deferred share units). Executives also receive benefits, pension and an annual taxable cash allowance.

Component

Form

Purpose

How it is determined

Base pay (salary)

Cash

A relatively small component of total compensation. Compensates individuals for fulfilling their responsibilities.

Based on the median of the comparable market, adjusted for each executive’s responsibility and capability.

Short-term incentive plan

Cash or voluntary election of deferred stock units

Focuses on and motivates performance against specific individual and business objectives.

Targets are based on the median of the comparable
market, adjusted for each executive’s tenure, performance and strategic value, internal equity and compensation mix.

Starting in 2014, payouts for all executives cannot be higher than 150% of their target compensation.

Mid-term incentive plan

Restricted share units and Performance share units

Encourages executives to create sustainable Shareholder value and returns over a three-year performance cycle. Aligns with Shareholder return.

Mid- and long-term incentive awards
depend on the size of the incentive pools, which are performance- based and depend on executive performance.

Realized value depends on the price of BMO shares at payout and may depend on actual performance against performance conditions.

Long-term incentive plan

Stock options and deferred share units

Encourages executives to generate sustained share price growth over the long term. Aligns with Shareholder return.

Benefits

Employee share ownership program (Canada) Share purchase plan (U.S.)

Encourages share ownership.

Based on benefits provided in the industry.

Health care insurance benefits

Promotes employee health and productivity in the workplace.

Executive allowance

Annual taxable cash allowance

Supports business development and the roles executives play as the Bank’s ambassadors.

Based on similar allowances in comparable markets.

Pension

Defined benefit or defined contribution pension plan

Facilitates the Bank’s desire to provide financial support for individuals after retirement in respect of their service as employees.

Based on benefits provided in the industry.

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About the incentive plans

Who participates

Terms

Forfeiture

Clawbacks

Short-term incentive plan – cash

Executives and the Group Head, BMO Capital Markets.

Executives can voluntarily defer cash awards by choosing to receive some or all as deferred share units, and must make this decision (which is irreversible) before the beginning of the fiscal year.

Deferred share
units:

•    vest when received

•    can only be redeemed when
employment with the Bank ends

•    are valued based on the market
price of a share on the day the units are redeemed

•    earn dividend equivalents, which are credited as additional units

The Board or the Committee can claw-back short-term incentive awards made in the past 12 months
(whether they were in cash or taken as deferred share units), if the Bank restates its financial statements or there is employee misconduct.

Mid-term incentive plan (a) (“MTIP”) –
restricted share units (RSUs) and performance share units (PSUs)

Executives and the Group Head, BMO Capital Markets (b).

RSUs and PSUs

•    vest by the end of a three-year
term

•    earn dividend equivalents, which
are credited as additional units.

RSUs

•
    are valued based on the share price on the date of vesting

PSUs

•    the final number of performance
share units at the time of payout will vary from 80% to 120% of the initial number of units awarded based on the Bank’s average 3-year adjusted Return on Equity

•    units are valued based on the Share
price on the date of payout

Executives may forfeit all units when:

•    an executive resigns or is
terminated for cause

•    it is discovered that an executive
who no longer works for the Bank committed an act while employed with the Bank that would have led to termination for cause

•
    a terminated executive solicits Bank employees

•
    a retired executive solicits employees and customers of the Bank

•
    an executive terminated for cause solicits employees of the Bank

The Board or the Committee can clawback units awarded
if the Bank restates its financial statements. They can clawback units paid out in the past 12 months if the Bank restates its financial statements or there is employee misconduct. They can also reduce or eliminate restricted share units if they discover information that would have reduced the size of an award when it was granted.

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Bank of Montreal Management Proxy Circular

Who participates

Terms

Forfeiture

Clawbacks

  Long-term (a)
incentive plan       Stock option plan
(See pages 98 and 99 for more information)

  Executives and members of the BMO Capital Markets Executive Committee.

Options:

•    are granted on the day in December
when the Board approves the CEO’s compensation, or the next open trading window under the Bank’s trading black out policy

•
    have a 10-year term and vest 50% at the end of the third and fourth year

•
    can only be exercised after they have vested. The exercise price depends on the TSX closing price of the Shares on the trading day before the grant date

•    are valued based on the difference
between the option’s exercise price and the market price of the Shares on the day the option is exercised

Executives may forfeit all vested and unvested options when:

•    an executive resigns or is
terminated for cause

•    it is discovered that an executive
who no longer works for the Bank committed an act while employed with the Bank that would have led to termination for cause

•
    a terminated executive solicits Bank employees

•
    a retired executive solicits employees or customers of the Bank.

The Board or the Committee can claw back stock options
granted after 2008 if the Bank restates its financial statements. They can also claw back any value an executive has received from exercising stock options in the past 12 months if the Bank restates its financial statements or there is employee misconduct.

For awards made in 2013 and later, benefits associated with an executive’s unexercised options can be clawed back or eliminated if through the executive’s fraud, misconduct or gross negligence BMO or BMO Financial Corp suffers a consequential financial loss or is required to restate its financial statements.

  Deferred share plan
– deferred share units       (not including deferred stock units received
voluntarily under the short-term incentive plan)

Select executives

Deferred share units:

•    can vest over time

•    can only be redeemed when the
executive’s employment with the Bank ends

•    are valued based on the market
price of shares on the day the deferred share unit is redeemed

•    earn dividend equivalents, which are credited as additional units

Executives may forfeit all unvested deferred share units when they resign or are terminated for or without cause.

The Board or the Committee can clawback any value
received from redeeming deferred share units in the past 12 months if the Bank restates its financial statements or there is employee misconduct.

For awards made in 2013 or later, they can also clawback or eliminate payouts from deferred share units if they discover information that would have reduced the size of an award when it was granted.

(a)
The Committee does not consider MTIP awards or stock options the executive currently holds when determining the award.

(b)
BMO Capital Markets executives, other than the Group Head, BMO Capital Markets, participate in the BMO Capital Markets Variable Compensation Plan (see page 100 for details).

Bank of Montreal Management Proxy Circular

68

Compensation mix

The table below shows the target mix of fixed, variable, cash and deferred compensation for each executive level. This combination places a significant portion of total direct compensation at risk. It also ties compensation to longer-term performance because a high percentage is paid as equity. Each mix reflects the executive’s ability to influence business results over the short-term (1-year), mid-term
(3-year) and long-term (10-year).

As a percentage of target compensation

  Cash
compensation

  Equity
(deferred) compensation

Fixed

Variable

Position

Base salary

Cash bonus (a)

  Restricted
share units

 Stock
options (b)

Deferred stock units (c)

Percent variable

Percent deferred

CEO

13%

12%

38%

23%

14%

87%

75%

Group Head, BMO Capital Markets

6%

34%

30%

18%

12%

94%

60%

Senior Executives

17%

23%

30%

18%

12%

83%

60%

Executive Vice-Presidents

27%

23%

28%

22%

0%

73%

50%

Senior Vice-Presidents

36%

24%

26%

14%

0%

64%

40%

Vice-Presidents

44%

26%

24%

6%

0%

56%

30%

(a)
Executives can choose to receive some or their entire short-term incentive bonus in deferred share units, increasing the percentage of deferred compensation.

(b)
Starting in 2013, stock options paid to U.S. senior executives are limited to 15% of target compensation.

(c)
Deferred share units awarded by BMO.

The percentage of variable pay
for the CEO, Senior Executives and Executive Vice-Presidents is significantly higher than other executive roles because of their involvement in strategic decision-making and stewardship.

FSB Principles recommend that deferred compensation be:

•

at least 60 percent of total compensation of each Senior Executive

•

40 to 60 percent of total compensation for each employee at the Senior Vice-President level and above, and for certain employees in BMO Capital Markets who may have a material impact on the risk of the Bank

BMO compensation aligns with the FSB Principles. The portion of CEO’s compensation that is deferred is significantly above the guidelines (75% of his target total direct compensation).

69

Bank of Montreal Management Proxy Circular

Annual decision-making process

The Committee uses a disciplined process to make its compensation decisions every year, with input from management, including the Enterprise and U.S. Compensation Oversight Committees and the CEO (see page 58 for information about the Compensation Oversight Committees).

At the beginning of the year

Review corporate strategy

Þ

Set performance goals for the incentive plans

Þ

Set executive compensation targets and individual performance goals

The Board has a full day strategy meeting to discuss the Bank’s five-year plan and one-year goals.

Management and the Compensation Oversight Committees jointly determine the business performance measures and weightings for the incentive plans pool funding, and set performance goals for the Bank overall and for each operating group.

These:

•    support the business one-year goals and reinforce the Bank’s strategic priorities and values

•    appropriately reflect risk and link
to the Bank’s risk appetite

•    can be achieved within the
Bank’s compliance and ethics objectives and requirements

They recommend these
to the CEO, who in turn recommends them to the Committee. The Committee approves the performance measures and goals.

Management:

•    develops compensation targets based
on i) the market median for the role, ii) each executive’s tenure, performance and strategic value, and iii) internal equity

•
    develops individual performance objectives aligned with the Bank’s strategic and annual goals

Individual performance objectives include:

•    quantitative objectives, such as
revenue growth, expense management, profit growth and customer loyalty scores

•    qualitative objectives, such as the executive’s contribution to the organization through leadership, innovation, demonstrated commitment to customers and teamwork

The Committee:

•    reviews and approves compensation
targets for the Senior Executives

•    reviews and approves individual
performance objectives for the CEO, and recommends the CEO’s compensation targets to the Board

Bank of Montreal Management Proxy Circular

70

At the end of the year

Calculate business performance factors and pool
funding

Þ

Finalize pool funding

Þ

Award annual compensation

Finance determines business results and calculates the
business performance factor for each incentive plan (see below for details).

Management and the Compensation Oversight Committees work together to:

•    consider risk implications when
assessing business results and in the variable incentive pool calculations

•    recommend additional adjustments or holdbacks to reflect risk, compliance or other factors when necessary

They recommend variable pool funding for each incentive plan to the CEO, who then presents his recommendations to the Committee for approval.

The business performance factor is
based on performance against the goals established beginning of the year, and can range from:

•    0% to 150% for the short-term incentive pool

•    80% to 120% for the mid- and long-term incentive pools

The Committee has the discretion to adjust the size of each pool based on its assessment of:

•    actual Bank and operating group
performance results measured against the established goals

•    financial, risk and compliance assessment

It can also make a final adjustment up or down for other considerations not captured explicitly in business performance, including:

•    performance compared to our
Canadian competitors (relative EPS growth, net income growth, ROE, revenue, expenses, and provisions for credit losses)

•
    quality of earnings (including non-recurring items), market share, the impact of acquisitions and audit/compliance results and other factors as needed

Management including the CEO:

•    assesses the performance of the
Senior Executives against individual performance objectives

•    presents compensation recommendations to the Committee for approval

•
    reviews and approves compensation recommendations for all other executives

The Committee:

•    assesses CEO and Senior Executive performance against individual objectives, considering the occurrence of reportable control deficiencies in risk, compliance or audit within Bank and operating groups

•    recommends the CEO’s
compensation to the Board

•    approves individual awards for
Senior Executives and awards for other employees which exceed a dollar threshold

Starting in 2014, individual cash bonuses for all executives cannot be higher than 150% of their target.

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Bank of Montreal Management Proxy Circular

Funding the incentive pools

There are three incentive pools: the short-term, mid-term and long-term pools. All three incentive pools use a similar formula for calculating final funding.

Target pool

x

Business performance factor

=

Incentive pool

+/-

Secondary considerations

=

Final pool
funding

The sum of all executive targets for the incentive plan.

The business performance factor is based on performance against the measures and weightings listed below, and can range from:

•    0% to 150% for the short-term incentive pool

•    80% to 120% for the mid- and long-term incentive pools

The Committee may make a final adjustment to the size of each pool at its discretion.

The Committee can adjust the pools up or down for other considerations not captured explicitly in business performance.

The sum of the amounts awarded under each incentive plan cannot be higher than the total funding available in the approved incentive pool.

Calculating the business performance factor

The tables below show the 2013 business performance measures and weightings used to calculate the business performance factor for each incentive pool, as well as this year’s secondary considerations.

Short-term incentive pool

2013 Relative
weightings by role

Bank performance measures

Operating group performance measures

CEO, CFO and CRO

100%

—

Operating group executives

25%

75%, executive’s operating group measures

Corporate area executives

25%

75%, weighted average of all operating group measures

2013 Bank performance measures and weightings

Adjusted revenue growth

25%

Adjusted earnings per share (“EPS”) growth

25%

Adjusted return on capital (2/3 ROE and 1/3 net economic profit
(“NEP”))

25%

Adjusted efficiency ratio

25%

Bank of Montreal Management Proxy Circular

72

2013 Operating group performance measures and weightings

Canadian P&C

U.S. P&C

  Wealth
Management

CM

Adjusted revenue growth

25%

30%

35%

Adjusted net income growth

25%

30%

35%

Adjusted return on capital (2/3 ROE and 1/3 NEP)

20%

15%

35%

Adjusted net income after tax

35%

Adjusted efficiency ratio

20%

15%

20%

20%

Customer loyalty/experience

10%

10%

10%

10%

Adjusted measures on pages 72 and 73 are non-GAAP, exclude various items as detailed in note (b) on page 77 and are discussed more fully on page 34 of the Bank’s 2013 Annual Report.

See page 77 for more information on short-term incentive performance measures.

Mid-term incentive pool

2013 Relative weightings by role

  Three-year TSR relative to Canadian
peer group

Operating Group short-term incentive performance measures

Senior Executives

100%

—

Operating Group executives

25%

75%, executive’s operating group performance measures

Corporate area executives

25%

75%, weighted average of all operating group performance measures

Long-term incentive pool

2013 performance measures and weightings for all participants

3-Year TSR (relative to Cdn Peer Group)

100%

Secondary considerations

The Committee considers other factors not captured explicitly in business performance, including:

How we
performed compared to our Canadian competitors

•

adjusted EPS growth

•

adjusted net income growth

•

adjusted ROE (regulatory basis)

•

adjusted provisions for credit losses as a percentage of loans and acceptances

•

adjusted revenue growth

•

adjusted expense growth

Other factors

•

significant non-recurring items (not identified as adjusting items)

•

impact of acquisitions

•

ROE (economic capital base)

•

impact of provision for credit losses versus expected loss

•

people leadership

•

future growth/earning quality metrics

•

audit/compliance results

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Bank of Montreal Management Proxy Circular

4. 2013 Results

The Bank had strong financial results again this year, including record revenue, net income and earnings per share, while generating the best 1-year TSR among the
Canadian banks. This very strong performance reflects a well-executed growth strategy, the successful integration of M&I, and the benefits of a diversified business model.

Results were exceptionally strong in Wealth Management, which had a record year with earnings up significantly and increased market share, supported by strong asset growth and customer loyalty. Canadian Personal and Commercial Banking had record earnings, the U.S. Personal and Commercial Banking’s commercial arm performed very well, and BMO Capital Markets had a good year with good earnings growth and strong return on equity. The Bank did not meet its efficiency target in 2013, but it is continuing to make that a priority.

BMO has the strongest capital position of its peers – it
increased its dividends again this year and repurchased 10.7 million shares under a normal course issuer bid.

And with strong brand
awareness and community presence, the Bank is continuing to build customer loyalty – BMO Harris Bank ranked number one out of thirty major U.S. banks in long-term trust in the 2013 American Banker/Reputation Institute Survey of Bank
Reputations.

2013 Compensation Awards

The table below shows the total compensation that was awarded to the NEOs for fiscal 2013, including the proportion of variable (at-risk) pay and deferred performance-based pay. See pages 79 to 89 for details about each executive’s awards.

Cash ($)

Equity (deferred) ($)

Fixed

Variable

Base salary

Cash bonus

Restricted share units

Stock options

Awarded deferred stock units

  Voluntary deferred stock
units (b)

Total direct compensation ($)

Percent variable

Percent deferred

Change from 2012

W.A. Downe (a)

1,279,375

1,300,000

3,500,000

1,250,000

2,150,000

0

9,479,375

87%

73%

3%

T.E. Flynn

500,000

700,000

900,000

540,000

360,000

0

3,000,000

83%

60%

6%

T.V. Milroy

500,000

2,620,000

2,340,000

1,404,000

936,000

0

7,800,000

94%

60%

2%

G.G. Ouellette

500,000

900,000

1,100,000

660,000

440,000

0

3,600,000

86%

61%

9%

F.J. Techar (a)

614,100

750,000

1,200,000

600,000

600,000

250,000

4,014,100

85%

66%

18%

(a)
Equivalent to base salaries of US$1.25 million for Mr. Downe and US$600,000 for Mr. Techar. See page 90 for details of currency conversion.

(b)
The value of cash bonus amounts voluntarily taken as deferred share units.

2013 performance

The Bank’s financial performance this year was good.

Measure

2013 Reported

2012 Reported

2011 Reported

2013 vs. 2012

Net income after tax

$4,248 million

$4,189 million

$3,114 million

+1%

ROE

14.9%

15.9%

15.1%

-100bps

EPS

$6.26

$6.15

$4.84

+1%

Common Equity Tier 1 Capital ratio (a)

9.9%

10.5%

9.6%

-60bps

Measure

2013 Adjusted

2012 Adjusted

2011 Adjusted

2013 vs. 2012

Net income after tax

$4,276 million

$4,092 million

$3,275 million

+5%

ROE

15.0%

15.5%

16.0%

-50bps

EPS

$6.30

$6.00

$5.10

+5%

Common Equity Tier 1 Capital ratio (a)

9.9%

10.5%

9.6%

-60bps

Other Measures

2013

2012

2011

2013 vs. 2012

Bank

Cdn Peer Grp

Bank

Cdn Peer Grp

Bank

Cdn Peer Grp

Bank

Cdn Peer Grp

1-Year TSR (b)

28.8%

22.4%

5.2%

12.9%

2.4%

1.9%

+2,360 bps

+950 bps

3-Year TSR (b)

11.5%

12.0%

10.8%

11.7%

17.4%

14.5%

+70 bps

+30 bps

Bank of Montreal Management Proxy Circular

74

(a)
Effective Q1 2013 ratios are calculated under Basel III rules on an “all-in” basis. Prior to Q1 2013 ratios are calculated on a Basel II basis. The Common
Equity Tier 1 ratio on Basel II basis is not a prescribed regulatory capital ratio and has been calculated by BMO as gross regulatory common equity less Basel II capital deductions divided by RWA. The fiscal 2011 comparative figures have not been restated to reflect the adoption of IFRS.

(b)
Average TSR is calculated using the closing share price on October 31, 2013 and assuming reinvestment of dividends paid during the period. The Canadian Peer Group is comprised of the five other largest Canadian banks, excluding BMO.

Adjusted measures on pages 72 to 73 are non-GAAP, exclude various items as detailed in note (b) on page 77 and are discussed on page 34 of the Bank’s 2013 Annual
Report.

The Bank also made good progress against its strategic priorities this year.

Area of focus

Goal

Results

Customer loyalty

✓

Achieve industry-leading customer loyalty by delivering on our brand promise.

•    Developed innovative new capabilities, with an emphasis on digital banking and investing, to bring clarity to our customers’ financial decisions:

•    Launched the BMO InvestorLine
mobile application, which enables our clients to track their investments, follow market trends and place trades anytime and anywhere with their smartphones.

•    Enhanced our U.S. online banking
platform, providing our customers the ability to view and manage all their Bank, credit card and investment accounts in one place. After initial release in the market, there were signs of increased total users and average time per visit.

•    Integrated technology and
conference delivery to enhance the experience of our BMO Capital Markets customers, and won 2013 American Business Awards’ Golden Stevie for Business to Business Marketing Campaign of the Year.

•    Launched Western Union e-Transfers
through online banking in Canada allowing BMO customers to make cash transfers for pickup at a Western Union location

•
    Developed a new online tool to help customers choose the right investment and wealth management service to meet their needs.

•    Introduced online booking of
appointments with our Canadian branch staff. Customers booked nearly 40,000 appointments in 2013 using this capability.

•
    Recognized externally with awards across our groups, including;

•
    Best Private Bank in Canada (Global Banking and Finance Review)

•
    Top Bank-Owned Online Brokerage in Canada (Globe and Mail)

•
    Best Investment Bank in Canada (World Finance magazine)

•
    Best Website User Experience: Canadian Banks (Forrester)

Productivity

✓

Enhance productivity to drive performance and shareholder value.

•
    Streamlined our divisional sales structure in Canadian P&C to bring our leadership closer to customers and improve efficiency.

•    Continued the redesign of our core
processes (e.g., Commercial Lending and Mortgage) to achieve a high-quality customer experience, create capacity for customer-facing employees and reduce costs.

•    Increased the client-facing time
for our Wealth Management sales force through the redesign of workforce processes, including client onboarding and lending processes.

•
    Successfully launched our equity-linked sales and trading platform in the United States, leading eight deals, including the second largest convertible bond issued by
Canadian issuers in the year.

•    Reviewed our cost structure to find
pathways to greater efficiency:

•    Continued to roll out new branch
formats offering smaller, more flexible and more cost-effective points of distribution across North America.

•    Realized real estate synergies from the M&I integration, including nine branch consolidations and significant reductions in non-branch office space.

•    Grew our distribution
capacity:

•    Built sales capacity in our
Canadian branch network with a focus on attractive growth locations, opening or upgrading 86 branches and significantly expanding our automated banking machine (ABM) network, adding more than 300 machines since last year.

•    Invested to improve online sales
processes, resulting in increased contributions from our online channel. Online retail banking sales levels in Canada are now equivalent to sales at 90 branches.

•    Began delivering sales leads online
in addition to existing branch and call centre programs.

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Bank of Montreal Management Proxy Circular

Area of focus

Goal

Results

Leveraging North American network

✓

Leverage our consolidated North American platform to deliver quality earnings growth.

•    Continued to develop consolidated North American capabilities and platforms in priority areas:

•    Launched our first North American
creative platform with the PayCheck / Paycheque campaign. The advertisements were aired across Canada and the United States and have increased brand awareness.

•    Established North American
leadership mandates for key roles, including the appointment of Frank Techar as Chief Operating Officer (effective November 1, 2013). In this role, Frank will oversee our North American Personal and Commercial Banking and Wealth Management
businesses, further driving collaboration across borders and businesses.

•    Aligned our North-South risk management capabilities, creating consistency and eliminating duplication.

•    Continued to expand our businesses
and capabilities in the United States:

•    Continued to roll out Premier
Services in the United States, a unique planning-focused wealth management and banking offering. Over the past two years, Premier Services customer holdings have increased significantly.

•    Continued to leverage our robust
thought leadership website, The Resource Center, which provides current and prospective clients with valuable industry insights from BMO experts, as well as third-party content via our exclusive partnerships.

•    Posted our best-ever investment
banking performance in the United States, with a record year for Equity Capital Markets, Debt Capital Markets, and Acquisitions & Divestitures.

•
    Introduced compelling offers in Canada to establish and strengthen client relationships:

•    The momentum of our Five-Year Fixed
25-year amortization mortgage product continued, helping customers become mortgage-free faster, pay less interest and protect themselves against rising interest rates. The success of this product is building a foundation for new and expanded long-term customer relationships.

•    Launched seven new exchange traded
funds (ETFs) to help investors build their own portfolios more effectively.

•    Furthered our commitment to new Canadians with the launch of the BMO NewStart Program, a program that addresses new Canadians’ unique deposit, lending, credit card and advice needs. This program continues to grow, with over 100,000 customers currently in this priority segment.

•    Launched enhanced BMO World Elite MasterCard®, recognized for the richness of its customer offer, including no blackout periods, VIP airport lounge access and one of the highest credit card travel redemption rates in the industry.

Global expansion

✓

Expand strategically in select global markets to create future growth.

•    Only Canadian bank and one of only three North American banks with an established subsidiary bank in China.

•    Expanded our international wealth
management platform including the acquisition of a wealth management business with offices in Hong Kong and Singapore.

•
    BMO Global Asset Management established a new office in Australia that focuses on sales and serving Australia’s institutional and retail investors.

•    Ranked among the top 20 global
investment banks and the 13th largest investment bank in North America based on fees by Thomson Reuters.

Risk management

✓

Ensure our strength in risk management underpins everything we do for customers.

•    Continued to build out the Risk-IT infrastructure in line with regulatory expectations for improved risk data aggregation and information management systems.

•    Strengthened our stress testing
capabilities by advancing our enterprise-wide stress testing framework and embedding stress testing in our strategy and business planning processes.

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76

Incentive pool funding

Incentive pool funding is determined in large part by actual performance against financial goals that are directly linked to the Bank’s strategic objectives. The Committee continued to set challenging financial goals this year, and while performance in 2013 was better than last year, funding for incentive pools was below target for the Bank overall, and for all of the operating groups except Wealth Management, which had particularly strong results. The Committee approved the multipliers for all incentive pools, without making any adjustments.

The CEO, and the U.S. and
Enterprise Compensation Oversight Committees assessed risk, financial and compliance factors and confirmed that final multipliers appropriately reflected these factors. The CEO and CFO also confirmed that paying variable incentives did not create any concerns with the Bank’s regulatory capital requirements.

Short-term incentive pool

Funding for the short-term incentive pools was determined by:

•

  Overall Bank performance: the Bank did not achieve two of its four performance goals: revenue growth (measures growth in operating income) and efficiency ratio
(measures the expense-to-revenue ratio).

•

Operating group performance – Wealth Management met all of its performance goals. The other operating groups had better performance than last year but still did not achieve all of their goals. (You can read about operating group performance in the discussion of NEO awards.)

Bank performance measures (a)

2013 goal (b)

2013 actual (c)

Impact on pool funding

Adjusted revenue growth

5.2%

3.4%

Slightly below target

Adjusted EPS growth

3.0%

5.0%

Adjusted return on capital ( 2/3 ROE
and 1/3 NEP)

14.9%

15.0%

Adjusted efficiency ratio

60.7%

63.1%

(a)
Management assesses the Bank’s performance on a GAAP basis, and on an adjusted basis that excludes the impact of adjusting items to facilitate understanding of business performance. Adjusted measures are non-GAAP and are discussed more fully on pages 34 of the Bank’s 2013 Annual Report.

(b)
The 2013 Bank performance goals were established on an adjusted basis, and did not include impact of certain credit-related items on the M&I purchased performing loan portfolio, M&I integration costs, the amortization of acquisition-related intangible assets, changes in the collective allowance for credit losses, amounts related to run-off structured credit activities, restructuring costs and income taxes related to those items.

(c)
The Bank’s actual results above were measured on the same basis as the performance goals. The 2013 actual results exclude revenue of $691 million, expenses of $471 million and provisions for credit losses of $230 million. All of the adjusting items were allocated to Corporate Services except for the amortization of acquisition-related intangible assets, which was $125 million pre-tax in 2013 and was allocated to the operating groups. For compensation purposes, an adjustment was made to Wealth Management’s adjusted results for measuring compensation to exclude a portion of a reduction to Wealth Management’s revenue that was considered not reflective of core operating performance.

Mid-term and long-term incentive pools

Funding of the mid-term and long-term incentive plan pools was down this year because the Bank’s three-year TSR relative to the Canadian peer group was slightly below target. Three-year TSR is directly linked to our mid-and long-term strategy and is a useful proxy for the development of sustainable profitable growth.

Bank performance measures

2013 goal

2013 actual

Impact on pool funding

3-Year TSR (relative to Cdn Peer Group) (a)

At or above the average of the Cdn Peer Group

160 bps below the average of the Cdn Peer Group

Slightly below target

(a)
Calculated based on the 90-day average share price for compensation purposes, instead of on the closing price on October 31. This number does not match the 3-year TSR reported above or in our 2013 Annual Report.

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Bank of Montreal Management Proxy Circular

Pay continued to be aligned with performance

Shareholder returns

The chart below compares the cumulative value of $100
invested in shares on October 31, 2008 with the cumulative value of $100 invested in each of two TSX indices for the same period. The chart also compares total compensation awarded to the CEO, the CFO and the three most highly compensated NEOs in each year.

See page 80 for more information about how Mr. Downe’s compensation aligns with Shareholder returns.

(a)
Cumulative value of $100 invested on October 31, 2008, reflecting the change in share price plus reinvested dividends.

(b)
Includes base salary, annual short-term incentive payment, value of mid-term incentive awards at the time of grant, fair market value of the long-term incentive awards, other compensation and the annual pension service and compensation cost for the NEOs in each year.

(c)
NEOs in 2013, 2012 and 2011 were W.A Downe, T.E. Flynn and the three most highly compensated executive officers other than the CEO and CFO. For 2010, 2009 and 2008 the NEOs were
W.A. Downe, R.C. Robertson and the three most highly compensated executive officers other than the CEO and CFO.

Cost of management ratio

In response to a
Shareholder proposal received in 2005, the Bank committed to working with other financial institutions to develop a cost-of-management ratio to be reported annually. This measure shows that executive compensation has remained relatively consistent over the past three years and the cost-of-management ratio has declined from 2011 principally as a result of increased net income after tax attributable to the M&I acquisition.

2013

2012 (a)

2011

Reported net income after tax ($ millions)

4,248

4,189

3,114

Total aggregate NEO compensation ($ millions)

30.0

27.8

31.7

Cost of management ratio as a percentage of net income after tax (%)

0.71

0.66

1.02

(a)
Excludes Mr. Furlong’s transition completion payment of US$6 million. With payment included, total aggregate NEO compensation is $33.8 million and cost of management ratio would be 0.81%.

Total aggregate compensation is the total of base salary, short-, mid- and long-term incentives, other compensation and the annual pension service and compensation cost for NEOs in the management proxy circulars issued in 2011, 2012 and 2013.

Bank of Montreal Management Proxy Circular

78

5. 2013 Compensation for the Named Executive Officers

W. A. Downe, Chief Executive Officer

Mr. Downe provides leadership and vision. Through the Board of Directors, he is accountable to Shareholders for defining, communicating and achieving the
Bank’s strategy and operational goals, and is responsible for enterprise-wide performance, financial results, including profit and loss, balance sheet and shareholder value metrics, and defining and maintaining a culture of corporate responsibility.

Mr. Downe has held the following positions with the Bank, in Canada and the U.S.:

1983

Joined the Bank

1999

Vice-Chair, Bank of Montreal

2001

Deputy Chair of BMO Financial Group and Chief Executive Officer, BMO Nesbitt Burns

2006

Chief Operating Officer of BMO Financial Group

2007

Appointed to current role

He has a Bachelor of Arts degree from Wilfrid Laurier University and a Master of Business Administration from the University of
Toronto.

2013 compensation

(Cdn $)

2013 ($)

2012 ($)

2011 ($)

Cash

Salary (a)

1,279,375

1,254,000

1,026,250

Short-term incentive (bonus)

1,300,000

1,000,000

1,150,000

Total cash

2,579,375

2,254,000

2,176,250

Equity

Mid-term incentive

3,500,000

3,550,000

4,000,000

Long-term incentive

• stock options

1,250,000

2,100,000

2,300,000

  •    deferred stock
units

2,150,000

1,300,000

1,400,000

Total equity

6,900,000

6,950,000

7,700,000

Total direct compensation

9,479,375

9,204,000

9,876,250

(a)
US$1.25 million in 2013; US$1.25 million in 2012; US$1.05 million in 2011.

Target for 2013

The Committee reviewed Mr. Downe’s target compensation and it remained unchanged at
$9.5 million in 2013.

Performance in 2013

The
Board was very pleased with Mr. Downe’s leadership this year, and believes the Bank’s strong performance reflects a well-executed growth strategy, the completion of all aspects of M&I conversion and successful rebranding, and the benefits of a diversified business model.

As part of its review of his compensation this year, the Board:

•

reduced the use of options, in line with Shareholder and regulator expectations

•

adjusted his compensation mix to align with the market, slightly increasing the proportion allocated to cash

•

  introduced the use of PSUs, which have both pre- and post-grant performance conditions, to further align his pay even more closely with performance

The Board then used its judgment to approve a slight increase in his compensation, to just below target, for the following reasons:

•

  excellent leadership, which continued to yield strong financial and operational results, including the successful integration of M&I

•

his strong leadership role in succession planning and his commitment to BMO’s long-term growth strategy

•

  a leading one-year TSR at 28.8% and a solid three-year TSR, which are a tangible indication that the Bank’s strategy is working

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Bank of Montreal Management Proxy Circular

Individual objectives

The Board assessed Mr. Downe’s performance this year against the Bank’s enterprise strategic priorities:

•

customer loyalty

•

productivity

•

leveraging the North American network

•

global expansion

•

risk management

Please see page 74 to 76 for a
full discussion of Bank performance against its strategic priorities in 2013.

Incentive pool funding

Mr. Downe’s incentive pools are funded based 100% on Bank performance. Funding of the short-term incentive pool was higher than last year but still slightly below target because the Bank fell short on two of its four performance measures. Funding of the mid-term and long-term incentive plan pools was down this year because the Bank’s three-year TSR relative to the Canadian peer group was slightly below target. See page 77 for details.

Target for 2014

The Board undertook a detailed analysis of the Canadian comparators and found Mr. Downe’s total target direct compensation was below the median of the market, and below the correlation of pay to company size. As a result, and in support of Mr. Downe’s strong performance, leadership over his tenure, strategic vision and seasoned judgment, the Board increased his total target compensation from $9.5 million to $10.5 million for 2014. The mix of pay was adjusted as follows:

•

  base pay was increased US $250,000 to $1.5 million. Since Mr. Downe has reached his annual pension benefit cap of US$1million, this increase will have no impact on pension liability

•

cash to equity mix was adjusted to 32%:68%; the median split found in CEO pay at the other large Canadian banks

•

  stock options usage was reduced from 26% of total variable compensation to no more than 10%; the balance of the reduction in options will be placed into DSUs

•

mid-term incentive awards will be granted as PSUs, which have both pre- and post-performance conditions

Aligning pay with performance

One of the
governing principles of BMO’s compensation objectives is to align compensation with Shareholder interests. Deferring compensation is one way.

The table below shows Mr. Downe’s total direct compensation over the last five fiscal years, and its current value compared to Shareholder value. He was appointed to his current role in 2007.

Total direct compensation

Fiscal year

Value at time of the award ($)

Value on Oct 31, 2013 ($)(a)

Value on October 31, 2013 as a percentage of value at the time of the award
(%)(b)

  Shareholder
value ($)(c)

2008

5,982,000

2,847,253

48

219

2009

7,450,000

9,767,265

131

175

2010

9,542,600

11,635,928

122

139

2011

9,876,250

12,631,813

128

136

2012

9,204,000

10,518,380

114

129

Weighted average

109

160

(a)
Mr. Downe’s total direct compensation as measured on October 31, 2013 includes:

•

actual salary and cash incentive payments received in the year of award

•

the actual value received from vested share units and option exercises that were granted during measurement period

•

the October 31, 2013 value of share units that have not vested

•

the October 31, 2013 in-the-money value of stock options awarded

•

compensation received in US$ has been converted into Cdn$ (see page 90 for foreign exchange rates)

Bank of Montreal Management Proxy Circular

80

•

for 2008 compensation, the amount awarded reflects the total compensation granted to Mr. Downe. The value at October 31, 2013 does not include the 2008 equity awards that Mr. Downe subsequently declined. The value of those awards would have been $11.5 million as at October 31, 2013.

(b)
The value of Mr. Downe’s total direct compensation measured on October 31, 2013 as a percentage of his total direct compensation in the year of the award.

(c)
The cumulative value at October 31, 2013 of $100 invested in Shares on November 1 in the award year, including reinvested dividends.

Share ownership

Mr. Downe’s share
ownership exceeds the guidelines.

Share ownership as at December 31, 2013

Required multiple

Shares ($)

RSUs ($)

DSUs ($)

Total share ownership ($)

  Total shares as
 a multiple of   base
salary

7.0

16,511,193

13,392,458

18,418,942

48,322,593

37.77

Mr. Downe must consult with the Committee chair before he exercises any of his stock options. This ensures proper oversight of the Bank’s compliance with trading regulations and governance best practices.

Pension

Mr. Downe participates in the following:

•

  The Pension Fund Society of the Bank of Montreal (“PFS”), a federally-registered defined benefit pension plan for all eligible Canadian employees of the Bank

•

a Retirement Allowance Agreement (“RAA”), a Bank-funded non-registered agreement that defines his overall pension arrangement, clarifies his entitlement if there is a change of control, and limits his annual pension benefit to US$1 million regardless of his length of service, salary level, or bonuses. Mr. Downe has reached his capped annual pension benefit of US$1 million

Mr. Downe’s overall annual normal retirement pension benefit is:

•

  equal to 2% of his pensionable earnings multiplied by his years of credited service. This formula is subject to an annual cap of US $1 million

•

pensionable earnings for Mr. Downe are in US dollars and capped at 145% of base salary. They are defined as the sum of his last 12 months’ salary and the average of his highest five consecutive short-term incentive plan awards

•

payable immediately subject to legislation, regulations and plan rules

•

  the portion that is paid from the PFS is paid as periodic payments. The remainder is converted into cash and paid in a lump sum according to the terms of the RAA

Mr. Downe’s total annual pension benefit has reached the cap and to date is US$1.0 million (Cdn$1,042,700) payable immediately on an unreduced basis. This US dollar benefit will not increase based on further years of credited service or earnings.

T. E. Flynn,
Chief Financial Officer

Mr. Flynn is accountable for financial governance and enterprise communication. He leads the development and implementation of Bank-wide treasury management, taxation, corporate development, investor relations, financial reporting, and ensuring effective governance and controls. Starting in 2013, his responsibilities also include leadership to the
Corporate Communications and government relations group.

Mr. Flynn has held the following senior management positions with the
Bank:

1992

Joined the Bank

2004

Executive Vice-President, Finance and Treasurer

2007

Acting Chief Financial Officer

2008

Executive Vice-President and Chief Risk Officer

2011

Appointed to current role

Mr. Flynn has an Honours Bachelor of Arts in Business Administration and a Master of Business Administration from the Ivey
School of Business at University of Western Ontario, and is a Chartered Professional Accountant, Chartered Accountant.

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Bank of Montreal Management Proxy Circular

2013 compensation

(Cdn $)

2013 ($)

2012 ($)

2011 ($)

Cash

Salary (a)

500,000

500,000

461,425

Short-term incentive (bonus)

700,000

630,000

772,000

Total cash

1,200,000

1,130,000

1,233,425

Equity

Mid-term incentive

900,000

847,500

1,170,000

Long-term incentive

• stock options

540,000

508,500

936,000

  •    deferred stock
units

360,000

339,000

—

Total equity

1,800,000

1,695,000

2,106,000

Total direct compensation

3,000,000

2,825,000

3,339,425

(a)
Base salary was increased to $500,000 during fiscal 2011 and no adjustment was made in 2012 and 2013.

Target for 2013

The Committee assessed Mr. Flynn’s target compensation and determined it was competitive.

Performance in 2013

The CEO
assessed Mr. Flynn’s 2013 performance against key individual objectives:

•

Maintain strong financial controls and governance performance throughout the year.

•

Focus productivity on processes which have significant customer experience benefits.

•

Demonstrated enterprise-wide leadership and contribution to establish a higher performance culture.

Mr. Flynn performed well against his individual objectives this year. His total direct compensation was calculated at slightly below target this year because funding of the incentive pools was below target. The Committee used its judgment to make an upward adjustment to his compensation to recognize his significant enterprise leadership in positioning the Bank for future growth.

Incentive pool funding

Mr. Flynn’s incentive
pools are funded based 100% on Bank performance. Funding of the short-term incentive pool was higher than last year but still slightly below target because the Bank fell short on two of its four performance measures. Funding of the mid-term and long-term incentive plan pools was down this year because the Bank’s three-year TSR relative to the Canadian peer group was slightly below target. See page 77 for details.

Target for 2014

Mr. Flynn’s target total direct compensation was increased to reflect his expanded mandate, breadth of experience and relative position in the market. His base pay remained unchanged.

Alignment with Shareholder interests

One of the governing principles of BMO’s compensation objectives is to align compensation with Shareholder interests. Deferring compensation is one way to accomplish this, and 60% of Mr. Flynn’s 2013 compensation is deferred.

Share ownership

Mr. Flynn’s share ownership exceeds the guidelines.

Share ownership as at December 31, 2013

Required multiple

Shares ($)

RSUs ($)

DSUs ($)

Total share ownership ($)

  Total shares as
 a multiple of
base salary

5.0

566,126

3,552,667

784,456

4,903,249

9.81

Bank of Montreal Management Proxy Circular

82

Pension

Mr. Flynn participates in the Canadian Executive Pension Program, a defined benefit pension program that includes:

•

the PFS

•

  the Executive Supplementary Pension Plan, (“Supplementary Plan”), a Bank-funded non-registered arrangement for executives, designated managing directors and designated officers

Mr. Flynn’s total annual normal retirement pension benefit is:

•

equal to 1.25% of his average pensionable salary (subject to certain limits), multiplied by his years of credited service, less an offset for a Canada Pension
Plan (“CPP”) entitlement, plus 1.25% of the average of his 5 highest consecutive short-term incentive awards, capped at 45% of his average pensionable salary (subject to certain limits) multiplied by his years of credited service plus
0.75% of his average pensionable salary multiplied by the years of contributory service, because he has chosen to enhance a portion of his pension benefit by making optional contributions

•

payable at age 65 but can be paid up to 15 years earlier on a reduced basis (a reduction of 3% per year for each year that retirement precedes age 60 for the portion of the pension based on service accrued prior to July 1, 2007, and a reduction of 4% per year for each year that retirement precedes age 65 for the portion of the pension based on service accrued after June 30, 2007), subject to legislation, regulations and plan rules

•

paid as periodic payments from both the PFS and the Supplementary Plan

His total annual retirement pension benefit to date is $193,857, payable on a fully unreduced basis at age 65. This amount will increase with additional years of credited service and earnings. See page 93 for more information.

T.V. Milroy, Group Head, BMO Capital Markets

Mr. Milroy leads the BMO Capital Markets business. He is responsible for developing and implementing strategic direction, and delivering customer solutions and financial results of the Investment and Corporate
Banking (“I&CB”) and Trading Products lines of business.

Mr. Milroy has held the following senior management positions with the Bank:

1993    Joined the investment bank as Managing Director

2001    Vice-Chair of Investment & Corporate Banking

2006    Co-President of BMO Capital Markets

2008    Appointed to Group Head and CEO Capital Markets

Mr. Milroy has a BA from McGill University, a Bachelor and Masters of Law from Cambridge University and an LLB from Dalhousie University, and completed the Advanced Management Program at the Harvard Business
School.

2013 compensation

(Cdn $)

2013 ($)

2012 ($)

2011 ($)

Cash

Salary

500,000

500,000

483,333

Short-term incentive (bonus)

2,620,000

2,430,000

2,350,000

Total cash

3,120,000

2,930,000

2,833,333

Equity

Mid-term incentive

2,340,000

2,360,000

2,575,000

Long-term incentive

• stock options

1,404,000

1,415,000

2,575,000

• deferred stock units

936,000

945,000

Total equity

4,680,000

4,720,000

5,150,000

Total direct compensation

7,800,000

7,650,000

7,983,333

(a)
Base salary was increased to $500,000 during fiscal 2011 and no adjustment was made in 2012 and 2013.

Target for 2013

The Committee assessed Mr. Milroy’s target compensation and determined it was competitive.

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Bank of Montreal Management Proxy Circular

Performance in 2013

The CEO assessed Mr. Milroy’s 2013 performance against individual objectives, as well as the BMO Capital Markets 2013 group objectives:

•

Continue to earn leading market share in Canada by delivering leading ideas through a top-tier coverage team.

•

Leverage North American capabilities in select strategic sectors in international markets to expand the client offering.

•

  Drive performance from the U.S. platform by leveraging expanded distribution capabilities and focused research and coverage in strategic sectors.

•

Continue to enhance risk management and regulatory and compliance practices.

See pages 56 and 57 of our Annual Report for a full discussion of 2013 group objectives and achievements.

Mr. Milroy performed well against his individual objectives this year. His total direct compensation was calculated at slightly below target because funding of the incentive pools was slightly below target.

Incentive pool funding

Mr. Milroy’s short-term incentive is funded based 25% on Bank performance and 75% on BMO Capital Markets performance. Funding of the short-term incentive was higher than last year but still slightly below target because the Bank fell short on two of its four performance measures, and BMO Capital Markets did not meet two of four financial targets. Funding of the mid-term and long-term incentive plan pools was down this year because the Bank’s three-year TSR relative to the Canadian peer group was slightly below target. See page 77 for details.

Short-term incentive plan

BMO Capital Markets measures (a)

2013 performance (b)

Adjusted net income

Above target

Net income was above target driven by higher than target revenues and recoveries of credit losses, partially offset by higher than target expenses.

Adjusted efficiency ratio

Below target

Efficiency ratio of 59.8% was below target due to higher than target expense growth.

Adjusted return on capital – ROE and NEP

Above target

ROE was slightly above target due to higher than target net income and slightly lower than target equity. NEP was also slightly above target.

Customer loyalty/experience

Below target

Customer loyalty measure was slightly below target.

Impact on pool funding

Below target

(a)
Adjusted results exclude the amortization of acquisition-related intangible assets ($2 million after tax in 2013). Adjusted measures are non-GAAP and are disclosed more fully on page 34 of the Bank’s 2013 Annual Report.

(b)
For compensation purposes, an adjustment was made to BMO Capital Markets’ results for measuring compensation to increase provisions for credit losses to reflect credit losses on an expected loss basis, rather than actual credit losses.

See page 77 for Bank short-term incentive performance measures.

Target for 2014

Mr. Milroy’s total
compensation target is market competitive and remains unchanged for 2014. His equity mix was changed to reduce the use of stock options.

Alignment
with Shareholder interests

One of the governing principles of BMO’s compensation objectives is to align compensation with Shareholder interests. Deferring compensation is one way to accomplish this, and 60% of Mr. Milroy’s 2013 compensation is deferred.

Bank of Montreal Management Proxy Circular

84

Share ownership

Mr. Milroy’s share ownership exceeds the guidelines.

Share ownership as at December 31, 2013

Required multiple of total target direct compensation

Shares ($)

RSUs ($)

DSUs ($)

  Total share
ownership ($)

Total shares as a multiple of
total target direct compensation

1.0

1,334,273

8,802,524

17,455,872

27,592,669

Exceeds requirement

Pension

Mr. Milroy participates in the BMO Nesbitt Burns Employee Retirement Plan, a provincially (Ontario) registered defined contribution pension plan offered to all eligible employees of BMO Nesbitt Burns, with the following terms:

•

both Mr. Milroy and the Bank contribute to the plan

•

the Bank contributes 3% of earnings to the defined contribution pension plan, to a maximum of $3,500 per year

•

Mr. Milroy must contribute 2% of earnings up to a maximum of $2,000 per year, either to the defined contribution pension plan or a registered retirement savings plan. He has chosen to direct his mandatory contributions to a registered retirement savings plan

•

  Mr. Milroy is responsible for managing the investment of his retirement funds in the defined contribution plan and in the registered retirement savings plan

See page 94 for more information.

G. G. Ouellette, Group Head, Wealth Management

Mr. Ouellette leads the Bank’s global wealth management businesses, and is Deputy Chair, BMO Nesbitt Burns. He is responsible for developing and implementing strategic direction, delivering integrated services that address the needs of high net worth clients and for the results for all Private Banking, Full-Service Brokerage, Discount Brokerage, Mutual Funds, Insurance and Investment
Management businesses in Canada and the U.S.

1979
Joined Burns Fry Limited as Investment Executive, later appointed to Branch Manager and National Director of Sales

1990
Managing Director of Investor Services

1993
Executive Vice-President, Burns Fry Limited

1994
Executive Vice-President, Private Client Division when Burns Fry merged with Nesbitt Thomson

1997
Director of the Private Client Division and Vice-Chairman of Nesbitt Burns

2001
Appointed to current role

Mr. Ouellette has an undergraduate
degree and a Master of Business Administration from the University of Western Ontario.

2013 compensation

(Cdn $)

2013 ($)

2012 ($)

2011 ($)

Cash

Salary

500,000

500,000

500,000

Short-term incentive (bonus)

900,000

720,000

906,000

Total cash

1,400,000

1,220,000

1,406,000

Equity

Mid-term incentive

1,100,000

1,040,000

1,222,000

Long-term incentive

• stock options

660,000

624,000

1,222,000

  •    deferred stock
units

440,000

416,000

—

Total equity

2,200,000

2,080,000

2,444,000

Total direct compensation

3,600,000

3,300,000

3,850,000

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Bank of Montreal Management Proxy Circular

Target for 2013

The Committee assessed Mr. Ouellette’s target compensation and determined it was competitive.

Performance in 2013

The CEO assessed Mr. Ouellette’s 2013 performance against individual objectives, as well as the Wealth Management 2013 group objectives:

•

Enhance the client experience by delivering on their evolving wealth management needs.

•

Streamline products and simplify processes to increase productivity.

•

Invest in people, products, technology and footprint to drive future growth.

See pages 53 and 54 of our Annual Report for a full discussion of 2013 group objectives and achievements.

Mr. Ouellette performed well against his individual objectives this year. His total direct compensation was calculated at above target this year because funding of the short-term incentive was above target, which offset equity funding that was down slightly. Because of record performance in Wealth Management, the Committee used its judgment to make an upward adjustment to his deferred compensation.

Incentive pool funding

Mr. Ouellette’s short-term incentive is funded based 25% on Bank performance and 75% on Wealth Management performance. Funding of the short-term incentive was above target this year because Wealth Management exceeded all four of its targets. Funding of the mid-term and long-term incentive plan pools was down this year because the Bank’s three-year TSR relative to the Canadian peer group was slightly below target. See page 77 for details.

Short-term incentive plan

Wealth Management measures (a)

2013 Performance (b)

Adjusted net income growth

Above target

Net income growth was above target primarily driven by higher than target revenue growth.

Adjusted revenue growth

Above target

Revenue growth was above target as there was strong performance in the wealth businesses, driven by growth in client assets and a large security gain in 2013. Insurance revenue increased as the prior year was impacted by unfavorable movements in long-term interest rates, as well as due to continued growth in the underlying businesses.

Adjusted efficiency ratio

Above target

Efficiency ratio at 66.7% was above target due to higher than target revenue growth and disciplined expense growth.

Customer/loyalty experience

Above target

Customer loyalty was slightly above target.

Impact on pool funding

Above target

(a)
Adjusted results exclude the amortization of acquisition-related intangible assets ($27 million after tax in 2013). Adjusted measures are non-GAAP and are disclosed more fully on page 34 of the Bank’s 2013 Annual Report.

(b)
For compensation purposes, an adjustment was made to Wealth Management’s results for measuring compensation to increase provisions for credit losses to reflect credit losses on an expected loss basis, rather than actual credit losses.

See page 77 for Bank short-term incentive performance measures.

Target for 2014

Mr. Ouellette’s total
compensation target for 2014 was increased to better align to market. His base salary remained the same and his equity mix was changed slightly to reduce the use of stock options.

Bank of Montreal Management Proxy Circular

86

Alignment with Shareholder interests

One of the governing principles of BMO’s compensation objectives is to align compensation with Shareholder interests. Deferring compensation is one way to accomplish this, and 61% of Mr. Ouellette’s
2013 compensation is deferred.

Share ownership

Mr. Ouellette’s share ownership exceeds the guidelines.

Share ownership as at December 31, 2013

Required multiple

Shares ($)

RSUs ($)

DSUs ($)

Total share ownership ($)

  Total shares as
 a multiple of   base
salary

5.0

14,088,853

4,065,957

10,082,276

28,237,086

56.47

Pension

Mr. Ouellette participates in the following:

•

the PFS

•

  a Retirement Allowance Agreement (RAA), a Bank-funded non-registered agreement that defines his overall pension arrangement and clarifies his entitlement if there is a change of control.

Mr. Ouellette’s overall annual normal retirement pension benefit is:

•

equal to 2% of the sum of his pensionable earnings, multiplied by his years of credited service

•

pensionable earnings for Mr. Ouellette are capped at 145% of base salary. They are defined as the sum of his last 12 months‘ salary and the average of his highest five consecutive short-term incentive plan awards

•

payable immediately subject to legislation, regulations and plan rules

•

paid as periodic payments from both the PFS and the Supplementary Plan

His total annual retirement pension benefit to date is $420,500, payable immediately on an unreduced basis. This amount will increase with additional years of credited service and earnings. See page 93 for more information.

F. J. Techar, Chief Operating Officer, BMO Financial Group

For 2014, Mr. Techar has overall accountability for BMO’s North American Personal and Commercial Banking and Wealth Management businesses, as well as the Bank’s retail distribution channels, which serve more than 9 million customers. He is also accountable for overseeing aspects of marketing, technology and operations to deliver a category-defining customer experience and respond appropriately to market conditions, trends and technologies.

Mr. Techar has held the following senior management positions with the bank:

1984 Joined
the Bank

2001 President
and CEO of Harris Bankcorp, Inc.

2006 President
and CEO, Personal and Commercial Banking Canada

2013 Appointed
to current position on November 1

He began his career with the
Bank in the Corporate Banking Division, and then gained several years of international experience in the U.S. and as Senior Vice-President and General Manager London, England.

Mr. Techar has a Bachelor of Science and an Engineering degree from Princeton University, and a Master in Business Administration from the University of Denver.

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Bank of Montreal Management Proxy Circular

2013 compensation

(Cdn $)

2013 ($)

2012 ($)

2011 ($)

Cash

Salary (a)

614,100

601,920

541,860

Short-term incentive (bonus)

1,000,000

700,000

843,000

Total cash

1,614,100

1,301,920

1,384,860

Equity

Mid-term incentive

1,200,000

1,050,000

1,228,500

Long-term incentive

• stock options

600,000

630,000

1,228,500

  •    deferred stock
units

600,000

420,000

—

Total equity

2,400,000

2,100,000

2,457,000

Total direct compensation

4,014,100

3,401,920

3,841,860

(a)
US$600,000 in 2013 and 2012; US$550,000 in 2011

Target for 2013

The Committee assessed Mr. Techar’s target compensation and determined it was competitive.

Performance in 2013

The CEO assessed Mr. Techar’s
2013 performance against individual objectives, as well as the Canadian P&C 2013 group objectives:

•

Enhance the customer experience to create a differentiated position in the Canadian market.

•

Strengthen relationships with our Personal Banking customers through innovative product offerings and exceptional service.

•

Establish the most productive distribution network in the country.

•

Drive growth in commercial lending and deposits to improve market share.

See pages 47 and 48 of our Annual Report for a full discussion of 2013 group objectives and achievements.

Mr. Techar performed well against his individual objectives this year. He has demonstrated enterprise-wide leadership around the Bank’s vision to be the
Bank that defines great customer experience, achieving customer loyalty in delivering on our brand promise. His total direct compensation was calculated at slightly below target because funding of the incentive pools was slightly below target. The
Committee made an upward adjustment to his compensation, to recognize his leadership, strategic contribution and redesign of the personal, commercial and wealth businesses throughout North America — supporting the Bank’s strategy.

Incentive pool funding

Mr. Techar’s
short-term incentive is funded based on a 25% weighting on Bank performance and 75% on Canadian P&C’s performance. Funding of the short-term incentive was higher than last year but still below target because the Bank fell short on two of its four performance measures, and Canadian P&C did not meet its targets. Funding of the mid-term and long-term incentive plan pools was down this year because the Bank’s three-year TSR relative to the Canadian peer group was slightly below target. See page 77 for details.

Short-term incentive plan

Canadian
P&C measures (a)

2013 Performance (b)

Adjusted revenue growth

Below target

Revenue growth was below target as higher than target loan growth was offset by margin pressure in the continued low-rate environment, and deposit growth below target.

Adjusted net income growth

Below target

Net income growth was below target, driven by lower than target revenue growth referenced above.

Adjusted return on capital – ROE and NEP

Below target

ROE was slightly below target, due to the combination of below target net income and slightly higher than target equity. NEP was also slightly below target.

Adjusted efficiency ratio

Below target

Efficiency ratio of 51.1% was below target due to lower than target revenue growth, partially offset by disciplined expense management.

Customer loyalty/experience

Below target

Customer loyalty was slightly below target.

Impact on pool funding

Below target

Bank of Montreal Management Proxy Circular

88

(a)
Adjusted results exclude the amortization of acquisition-related intangible assets ($10 million after tax in 2013). Adjusted measures are non-GAAP and are disclosed more fully on page 34 of the Bank’s 2013 Annual Report.

(b)
For compensation purposes, an adjustment was made to Canadian P+Cs results for measuring compensation to decrease provisions for credit losses to reflect credit losses on an expected loss basis, rather than actual credit losses.

See page 77 for Bank short-term incentive performance measures.

Target for 2014

On his appointment to his new role as Chief
Operating Officer on November 1, 2013, Mr. Techar’s target total direct compensation was increased commensurate with the additional accountabilities. His base salary was increased by US$100,000 to US$700,000.

Alignment with Shareholder interests

One of the governing
principles of BMO’s compensation objectives is to align compensation with Shareholder interests. Deferring compensation is one way to accomplish this, and 66% of Mr. Techar’s 2013 compensation is deferred, including his 25% voluntary election to defer a portion of his cash bonus into deferred stock units.

Share ownership

Mr. Techar’s share ownership exceeds the guidelines.

Share ownership as at December 31, 2013

  Required
multiple

Shares ($)

RSUs ($)

DSUs ($)

Total share ownership ($)

  Total shares as
 a multiple of   base
salary

5.0

3,457,794

4,187,373

7,023,935

14,669,102

23.89

Pension

Mr. Techar participates in the following:

•

the PFS

•

the final average earnings defined benefit portion of the Employees’ Retirement Plan of the Bank of Montreal/Harris, a company paid plan offered to all eligible employees of BMO Harris, including executives, which is now closed to new members

•

  a Retirement Allowance Agreement (RAA), a Bank-funded non-registered agreement that defines his overall pension arrangement and clarifies his entitlement if there is a change of control.

Mr. Techar’s overall annual normal retirement pension benefit is:

•

equal to 2% of the sum of his pensionable earnings, multiplied by his years of credited service

•

pensionable earnings for Mr. Techar are in U.S. dollars and capped at 145% of base salary. They are defined as the sum of his last 12 months‘ salary and the average of his highest five consecutive short-term incentive plan awards

•

based on his US$ salary and the US$ equivalent of his Canadian short-term incentive plan awards

•

  payable at age 60, but can be paid years earlier on a reduced basis (reduction of 3% per year for each year that retirement precedes age 60) subject to legislation, regulations and plan rules

•

the portion that is paid from the PFS is paid as periodic payments; the portion that is paid from the Harris qualified plan is paid as either periodic payments or in a lump sum (Mr. Techar’s option). The remainder is converted into cash and paid in a lump sum according to the terms of the RAA

His total annual retirement pension benefit to date is $526,146, payable on an unreduced basis at age 60. This amount will increase with additional years of credited service and earnings. See page 93 for more information.

89

Bank of Montreal Management Proxy Circular

6. Executive Compensation Tables

Summary Compensation Table for Named Executive Officers

The
table below shows the compensation earned in the last three fiscal years by the NEOs.

Share- based

Option- based

  Non-equity
 incentive plan
compensation ($)

Pension

All other

Total

  Name and
principal position

Year

Salary ($)

awards ($)(a)

awards ($)(a)(b)

Annual incentive plans (c)

value
($)(d)

compensation ($)(e)

compensation ($)

W. A. Downe

2013

1,279,375

5,650,000

1,250,000

1,300,000

0

13,050

9,492,425

Chief Executive

2012

1,254,000

4,850,000

2,100,000

1,000,000

384,013

12,540

9,600,553

Officer

2011

1,026,250

5,400,000

2,300,000

1,150,000

1,531,923

12,069

11,420,242

T. E. Flynn

2013

500,000

1,260,000

540,000

700,000

87,992

118,974

3,206,966

Chief Financial

2012

500,000

1,186,500

508,500

630,000

66,854

14,959

2,906,813

Officer

2011

461,425

1,170,000

936,000

772,000

94,966

13,693

3,448,084

T. V. Milroy

2013

500,000

3,276,000

1,404,000

2,620,000

3,500

2,921

7,806,421

Group Head,

2012

500,000

3,305,000

1,415,000

2,430,000

3,500

3,000

7,656,500

BMO Capital Markets

2011

483,333

2,575,000

2,575,000

2,350,000

3,500

3,000

7,989,833

G. G. Ouellette

2013

500,000

1,540,000

660,000

900,000

279,810

69,672

3,949,482

Group Head,

2012

500,000

1,456,000

624,000

720,000

398,315

66,626

3,764,941

Wealth Management

2011

500,000

1,222,000

1,222,000

906,000

405,124

91,953

4,347,077

F. J. Techar

2013

614,100

1,800,000

600,000

1,000,000

1,410,262

101,048

5,525,410

Chief Operating

2012

601,920

1,470,000

630,000

700,000

236,616

65,788

3,704,324

  Officer, BMO
Financial Group

2011

541,860

1,228,500

1,228,500

843,000

587,864

64,228

4,493,952

Cash compensation paid in US$ has been converted into Cdn$ at the average rate of exchange for each fiscal years as follows: for US$1.00 = in 2013, Cdn$1.0235; in 2012, Cdn$1.0032; in 2011, Cdn$0.9852.

Equity awards granted in US$ have been converted
into Cdn$ for each fiscal year as follows: for US$1.00 in 2013, Cdn$1.0620; 2012, Cdn$0.9936; in 2011, Cdn$1.0203.

US$ pension values
have been converted into Cdn$ values at an October 31st spot rate into Cdn$ for each fiscal year as follows: US$1.00 = in 2013, Cdn$1.0427; in 2012, Cdn$0.9990; in 2011, Cdn$0.9967.

(a)
The option-based and share-based awards reported are the most recently approved, rather than those 12 months in arrears. The amounts shown represent the value at the grant date in each of calendar years 2013, 2012 and 2011. The table does not show the value of option-based and share-based awards granted to each of the NEOs in fiscal 2011, from November 1 to December 31, 2010.

•

  The value of options granted during this period was: Mr. Downe $2,650,000; Mr. Flynn $810,000; Mr. Milroy $1,672,500; Mr. Ouellette $940,500
and Mr. Techar $1,081,500.

•

  The value of share-based awards during this period was: Mr. Downe $3,000,000; Mr. Flynn $1,110,000; Mr. Milroy $1,727,500; Mr. Ouellette
$1,052,000 and Mr. Techar $1,081,500.

(b)
A third party consultant prepared an estimate of the value of the options on the grant date, which was reviewed by the Bank’s market risk group. The consultant uses a binomial pricing model, a commonly used valuation method. The consultant gave key assumptions used to determine the option fair value: historic dividend yield: 4.37%; historic share price volatility: 25.08%; risk free rate of return: 2.25% and period until exercise: 10 years. Based on these assumptions, the compensation value of each option granted to the NEOs in December 2013 is $13.72 per option. For accounting purposes, the option value methodology and assumptions used are consistent with the guidance in International Financial Reporting Standard 2, Share-Based Payments. A binomial option pricing model was used with the following assumptions: expected dividend yield 6.0% – 6.2%, expected share price volatility 18.1% –
18.6%, risk free rate of return 1.7% – 1.9% and expected period until exercise 5.5 years – 7.0 years. Based on these assumptions, the weighted-average value of each option granted during fiscal 2013 is approximately $5.29 per option.

(c)
Executives can defer a portion of their short-term cash incentive award and receive DSUs instead. This is what they elected to defer:

Year

NEO

% Deferred

2013

Mr. Techar

25
%

2012

Mr. Techar

25
%

2011

Mr. Techar

25
%

Mr. Milroy

25
%

(d)
Pension value includes the current service cost and the impact of differences between actual compensation and compensation estimated for actuarial purposes. (See pages 93 and 94 for information about the pension plans and obligations). Mr. Downe’s fiscal year 2013 pension value is zero as he did not accrue further pension benefits in 2013 because he reached his total pension entitlement cap of US$1,000,000 in fiscal 2012.

Bank of Montreal Management Proxy Circular

90

Of the $1,410,262 reported for Mr.Techar’s fiscal year 2013 pension value, $274,215 is attributable to the cost for 2013 service. The remainder is attributable to the increase in accrued pension liability based on Mr.Techar’s total years credited service to date, resulting from his November 1, 2013 increase in base salary.

(e)
These amounts represent the Bank’s contributions to the NEOs under the employee share purchase programs and the aggregate value of perquisites and benefits where they are above $50,000, or 10% of the total annual salary (whichever is lower). Mr. Flynn’s 2013 amounts include an executive allowance of $31,000 and club fees of $66,547. Mr. Ouellette’s 2013 amounts include an executive allowance of
$31,000 and club fees of $18,301. Mr. Techar’s 2013 amounts include an executive allowance of $31,000, tax preparation fees of $23,854 and tax equalization payment of $24,640.

Outstanding Option-based Awards and Share-based Awards

The
table below shows the value of the outstanding option-based and share-based awards for each of the NEOs as of October 31, 2013.

Option-based awards

Share-based awards

Name

Grant date

  Number of securities
 underlying   unexercised
options

  Option exercise
price ($)

  Option
expiration date

  Value of
 unexercised   in-the- money
options ($)(a)

  Value of
 options
exercised (b)

  Number of
 shares or units   of shares
that   have not
vested

  Market or
 payout value of
 share- based
 awards that have
not vested ($)

  Market or payout
 value of vested share-
 based awards   not paid
out or distributed ($) (c)

W. A. Downe

January 5, 2004

14,553

53.93

January 5, 2014

271,996

January 5, 2004

14,994

53.93

January 5, 2014

280,238

January 5, 2004

53.93

January 5, 2014

188,473

December 8, 2004

13,332

56.60

December 8, 2014

213,579

December 8, 2004

13,332

56.60

December 8, 2014

213,579

December 8, 2004

13,736

56.60

December 8, 2014

220,051

December 8, 2005

15,279

62.99

December 8, 2015

147,137

December 8, 2005

15,279

62.99

December 8, 2015

147,137

December 8, 2005

15,742

62.99

December 8, 2015

151,595

December 14, 2006

32,439

68.97

December 14, 2016

118,402

December 14, 2006

32,439

68.97

December 14, 2016

118,402

December 14, 2006

33,422

68.97

December 14, 2016

121,990

December 13, 2007

54,582

60.23

December 13, 2017

676,271

December 13, 2007

54,582

60.23

December 13, 2017

676,271

December 13, 2007

56,236

60.23

December 13, 2017

696,764

December 10, 2009

183,194

53.45

December 10, 2019

3,511,829

December 22, 2010

199,408

57.78

December 22, 2020

2,959,215

December 22, 2010

57,170

4,151,684

December 13, 2011

178,572

56.00

December 13, 2021

2,967,867

December 13, 2011

75,677

5,495,628

December 13, 2011

1,992,068

December 14, 2012

166,362

60.11

December 14, 2022

2,081,189

December 14, 2012

62,638

4,548,801

December 14, 2012

1,634,391

Total

1,107,483

15,573,512

188,473

195,485

14,196,113

16,470,722

T. E. Flynn

December 8, 2004

10,250

56.60

December 8, 2014

164,205

December 8, 2004

10,250

56.60

December 8, 2014

164,205

December 8, 2005

10,800

62.99

December 8, 2015

104,004

December 8, 2005

10,800

62.99

December 8, 2015

104,004

December 14, 2006

11,800

68.97

December 14, 2016

43,070

December 14, 2006

11,800

68.97

December 14, 2016

43,070

December 13, 2007

17,300

60.23

December 13, 2017

214,347

December 13, 2007

17,300

60.23

December 13, 2017

214,347

December 11, 2008

45,320

34.13

December 11, 2018

1,744,367

812,730

December 10, 2009

58,466

53.45

December 10, 2019

1,120,793

December 22, 2010

60,951

57.78

December 22, 2020

904,513

December 22, 2010

21,153

1,536,124

December 13, 2011

72,671

56.00

December 13, 2021

1,207,792

December 13, 2011

22,135

1,607,471

December 14, 2012

40,284

60.11

December 14, 2022

503,953

December 14, 2012

14,954

1,085,946

December 14, 2012

5,869

426,199

Total

377,992

6,532,670

812,730

64,111

4,655,740

0

91

Bank of Montreal Management Proxy Circular

Option-based awards

Share-based awards

Name

Grant date

  Number of securities
 underlying   unexercised
options

  Option exercise
price ($)

  Option
expiration date

  Value of
 unexercised   in-the- money
options ($)(a)

  Value of
 options
exercised (b)

  Number of
 shares or units   of shares
that   have not
vested

  Market or
 payout value of
 share- based
 awards that have
not vested ($)

  Market or payout
 value of vested share-
 based awards   not paid
out or distributed ($) (c)

T. V. Milroy

January 5, 2004

14,350

53.93

January 5, 2014

268,202

January 5, 2004

53.93

January 5, 2014

143,098

December 8, 2004

8,200

56.60

December 8, 2014

131,364

December 8, 2004

56.60

December 8, 2014

59,876

February 7, 2006

5,700

67.94

February 7, 2016

26,676

February 7, 2006

5,700

67.94

February 7 2016

26,676

December 14, 2006

5,250

68.97

December 14, 2016

19,163

December 14, 2006

5,250

68.97

December 14, 2016

19,163

December 13, 2007

12,050

60.23

December 13, 2017

149,300

December 13, 2007

12,050

60.23

December 13, 2017

149,300

March 27, 2008

61,302

45.00

March 27, 2018

1,693,161

December 11, 2008

34.13

December 11, 2018

919,175

December 10, 2009

98,114

53.45

December 10, 2019

1,880,845

499,895

December 22, 2010

125,853

57.78

December 22, 2020

1,867,659

December 22, 2010

32,920

2,390,678

December 13, 2011

199,923

56.00

December 13, 2021

3,322,720

December 13, 2011

48,717

3,537,811

December 14, 2012

112,097

60.11

December 14, 2022

1,402,333

December 14, 2012

41,641

3,023,992

December 14, 2012

16,360

1,188,077

Total

665,839

10,956,562

1,622,044

139,638

10,140,558

15,551,138

G. G. Ouellette

January 5, 2004

28,941

53.93

January 5, 2014

540,907

January 5, 2004

53.93

January 5, 2014

393,540

January 5, 2004

29,818

53.93

January 5, 2014

557,298

December 8, 2004

16,566

56.60

December 8, 2014

265,387

December 8, 2004

16,566

56.60

December 8, 2014

265,387

December 8, 2004

17,068

56.60

December 8, 2014

273,429

December 8. 2005

16,434

62.99

December 8, 2015

158,259

December 8, 2005

16,434

62.99

December 8, 2015

158,259

December 8, 2005

16,932

62.99

December 8, 2015

163,055

December 14, 2006

15,015

68.97

December 14, 2016

54,805

December 14, 2006

15,015

68.97

December 14, 2016

54,805

December 14, 2006

15,470

68.97

December 14, 2016

56,466

December 13, 2007

19,206

60.23

December 13, 2017

237,962

December 13, 2007

19,206

60.23

December 13, 2017

237,962

December 13, 2007

19,788

60.23

December 13, 2017

245,173

December 11, 2008

83,505

34.13

December 11, 2018

3,214,107

December 10, 2009

62,949

53.45

December 10, 2019

1,206,732

December 22, 2010

70,771

57.78

December 22, 2020

1,050,242

December 22, 2010

20,048

1,455,857

December 13, 2011

94,876

56.00

December 13, 2021

1,576,839

December 13, 2011

23,119

1,678,915

December 14, 2012

49,434

60.11

December 14, 2022

618,419

December 14, 2012

18,350

1,332,606

December 14, 2012

7,202

523,006

Total

623,994

10,935,493

393,540

68,719

4,990,384

9,248,528

F. J. Techar

January 5, 2004

16,533

53.93

January 5, 2014

309,002

January 5, 2004

17,034

53.93

January 5, 2014

318,365

January 5, 2004

53.93

January 5, 2014

166,420

December 8, 2004

16,368

56.60

December 8, 2014

262,215

December 8, 2004

16,864

56.60

December 8, 2014

270,161

December 8, 2004

56.60

December 8, 2014

117,850

December 8, 2005

17,061

62.99

December 8, 2015

164,297

December 8, 2005

17,578

62.99

December 8, 2015

169,276

December 8, 2005

62.99

December 8, 2015

92,346

December 14, 2006

20,988

68.97

December 14, 2016

76,606

December 14, 2006

20,988

68.97

December 14, 2016

76,606

December 14, 2006

21,624

68.97

December 14, 2016

78,928

December 13, 2007

26,136

60.23

December 13, 2017

323,825

December 13, 2007

26,136

60.23

December 13, 2017

323,825

December 13, 2007

26,928

60.23

December 13, 2017

333,638

December 11, 2008

46,149

34.13

December 11, 2018

1,776,275

1,370,908

December 10, 2009

76,006

53.45

December 10, 2019

1,457,035

December 22, 2010

81,381

57.78

December 22, 2020

1,207,694

December 22, 2010

20,610

1,496,682

December 13, 2011

95,381

56.00

December 13, 2021

1,585,232

December 13, 2011

23,242

1,687,845

December 14, 2012

49,909

60.11

December 14, 2022

624,362

December 14, 2012

18,527

1,345,421

December 14, 2012

7,271

528,034

Total

593,064

9,357,342

1,747,524

69,650

5,057,982

5,721,197

Bank of Montreal Management Proxy Circular

92

(a)
The value of unexercised in-the-money options is equal to the difference between the exercise price of the options and the closing price of the shares on the TSX on
October 31, 2013 ($72.62). This includes options that have not yet vested or cannot be exercised because they are subject to 50% or 100% price condition hurdles that have not been reached.

(b)
The value of options exercised is the proceeds received in fiscal 2013 from the exercise of options granted in previous years, before deductions for taxes and commissions.

(c)
Total represents the aggregate value of annual cash bonuses the NEO voluntarily elected to defer into DSUs, the dividend equivalents earned as additional DSUs, and the awarded
DSUs. Individual awarded DSU details are outlined in the column.

Incentive Plan Awards – Value Vested or Earned

The table below shows the value of the option-based awards, share-based awards and non-equity incentive plan compensation that vested or was earned during fiscal
2013.

Name

  Option-based
awards – value vested during the year ($)(a)

  Share-based
 awards – value vested
during the year ($)(b)

  Non-equity incentive
 plan compensation –
 Value earned
during the year ($)(c)

W. A. Downe

629,154

4,348,927

1,300,000

T. E. Flynn

666,845

973,062

700,000

T. V. Milroy

1,455,114

2,465,090

2,620,000

G.G. Ouellette

789,434

1,047,663

900,000

F. J. Techar

835,751

1,264,980

1,000,000

(a)
The value of the stock options that vested during the fiscal year is based on the difference between the exercise price of the options and the share closing price on the TSX on the vesting date. Options are valued at $0 if the share closing price on the vesting date was below the exercise price.

(b)
The value of share-based awards that vested and were paid out during the fiscal year includes dividend equivalents earned on outstanding vested DSUs during the period. Dividend equivalents are valued at shares closing price on the TSX on October 31, 2013 ($72.62).

(c)
These are the annual cash incentive awards for 2013. This table includes the full amount of the annual cash incentive even if a portion was voluntarily deferred into DSUs.

Defined Benefit Pension Plan Table

The table below describes the defined benefit pension plans, including the annual pension payable to the NEOs for three pension-eligibility timeframes – year end, normal retirement and age 65 – and accrued obligations determined on a defined benefit basis.

Name

  Number of years credited
service

Annual benefits payable ($)(a)(b)

  Accrued
 obligation at start of   year
($)(e)

  Compensatory
change ($)(f)

  Non-
 compensatory   change
($)(f)

  Accrued
 obligation
 at year end
($)(e)

  At
year end(c)

  At normal
retirement(d)

At age 65

W. A. Downe

30.42

1,042,700
(g)

1,042,700
(g)

1,042,700
(g)

15,366,818

0

406,105

15,772,923

T.E. Flynn

20.92

193,857

255,590

359,352

1,630,717

87,992

39,944

1,758,653

G.G. Ouellette

29.00

420,500

449,500

449,500

5,506,565

279,810

54,917

5,841,292

F. J. Techar

29.00

526,146
(h)

670,283
(h)

774,352
(h)

7,354,419

1,410,262

589,065

9,353,746

(a)
Annual benefits payable are inclusive of all pension entitlements from the Bank.

(b)
All annual benefits shown for Messrs. Flynn, and Ouellette reflect earnings as of October 31, 2013. For Mr. Techar, annual benefits payable at year-end reflect earnings as of October 31, 2013, whereas, annual benefits payable at normal retirement and age 65 reflect the approved increase in salary effective fiscal 2014.

(c)
Annual benefits payable reflect the pension benefit earned as at year end and do not reflect the reductions of benefits applied in the event of early retirement.

(d)
According to their pension arrangements, Messrs. Downe, Techar and Ouellette have a normal retirement age of 60. A portion of Mr. Flynn’s pension will be unreduced at age 60 and his total pension will be unreduced at his normal retirement age 65. The amount shown is the amount payable at age 60.

(e)
Accrued obligation is the present value of the accrued benefit, calculated using the same actuarial assumptions and methods used to calculate the pension liabilities in the consolidated financial statements. The assumptions reflect a best estimate of future events, so the values shown may not be directly comparable to similar estimates of pension liabilities disclosed by other corporations. Also, if an NEO is entitled to a lump sum payment on retirement, the lump sum payment may be significantly different compared to the accrued obligation because of differences between the lump sum assumptions (which are dependent on economic conditions at the time of retirement) and the assumptions used to prepare the consolidated financial statements.

(f)
Compensatory Change consists mainly of the service cost (the present value of the additional benefit earned during the year by virtue of accruing service) and differences between actual compensation and compensation estimated for actuarial purposes. Non-Compensatory Change includes interest on the obligation and changes in assumptions, changes in exchange rates, non-compensatory plan experience (such as retirement behaviour other than as expected) and employee contributions.

(g)
A portion of Mr. Downe’s annual pension benefit will be payable as an annuity from The Pension Fund Society of the Bank of Montreal (PFS). The balance of the total annual pension entitlement will be converted to a lump sum on retirement. The annual pension is subject to a total pension entitlement cap of US$1,000,000. The Cdn$1,042,700 annual benefit payable has been converted from US$1,000,000 at the exchange rate outlined in the notes to the Summary Compensation Table.

(h)
A portion of Mr. Techar’s annual pension benefit will be payable from the PFS, a portion from the Harris Qualified Plan and the balance of the total annual pension entitlement will be converted to a lump sum on retirement. The benefit amounts shown have been converted from US$ at the exchange rate outlined in the notes to the Summary Compensation Table.

93

Bank of Montreal Management Proxy Circular

Defined Contribution Pension Plan Table

The table below describes the defined contribution pension plan for Mr. Milroy.

Name

Defined Contribution Pension Plan Accumulated value at start of year ($)

Compensatory ($)(a)

  Defined Contribution Pension Plan
Accumulated value at year-end ($)

T. V. Milroy

87,445

3,500

100,971

(a)
The compensatory component of this disclosure includes only the Bank’s contributions to the defined contribution pension plan on behalf of Mr. Milroy. The Plan does not provide “above market investment earnings”.

Termination and Change of Control Benefits

The table below explains how the components of the executive compensation program for the NEOs are treated under five termination scenarios and where applicable the incremental payment.

Compensation element

Resignation

  Termination
with cause

  Termination
without cause(b)

Retirement (early or normal)

Change in control

Base Pay (Salary)

Ceases immediately

Ceases immediately

Severance paid as a lump sum or salary continuation.

Normal retirement provisions apply.

No incremental payment

Short Term Incentive Plan (Bonus)

Forfeited

Forfeited

As negotiated

Pro-rated for the year

No incremental payment

Bank Mid-Term Incentive Plan (RSU)

Forfeited

Forfeited

  Normal vesting and payout dates apply to RSUs.
     RSUs are forfeited if non-solicit provision is breached or if employee engaged in misconduct while employed.

  Normal vesting and payout dates apply to RSUs.
RSUs are forfeited if non-solicit and non-compete provisions are breached or if employee engaged in misconduct while employed.

Normal vesting and payout dates apply.

Long-Term Incentive Plan (Stock options)

All options are cancelled.

All options are cancelled.

All vested options expire in 90 days. If non-solicit provision is breached, all options are cancelled. However, if employee is at retirement age, the retirement provisions apply instead.

All options expire at the earlier of five years from retirement or normal expiry. If non-compete and non-solicit provisions are breached, all options are cancelled.

If terminated without cause within 24 months after change in control, all options become fully vested and will expire within 90 days.

Deferred Stock Units

Units are redeemed if vested, otherwise forfeited.

Units are redeemed if vested, otherwise forfeited. (a)

Units are redeemed if vested, otherwise forfeited.

Units are redeemed.

Participation continues

Bank of Montreal Management Proxy Circular

94

Compensation element

Resignation

  Termination
with cause

  Termination
without cause(a)

Retirement (early or normal)

Change in control

Canadian Executive Pension Program

No incremental payment

No incremental payment

Prior to age 55, bonus related pension provision (1.25% of best average earnings less the average pensionable salary, multiplied by credited service) is payable.

No incremental payment

No incremental payment

BMO Nesbitt Burns Pension Plan

No incremental payment

No incremental payment

No incremental payment

No incremental payment

No incremental payment

Retirement Allowance Agreement (RAA)

No incremental payment

No incremental payment

Granted an additional two years of credited service plus severance payment equal to two times the sum of annual salary plus the average of the best five consecutive bonuses.

No incremental payment

The payment is the same as Termination Without Cause, if there is a change of control and within 24 months the executive is terminated without cause.

Benefits

None

None

None

None

None

Perquisites

Ceases

Ceases

Subject to negotiation

Ceases

No incremental payment

(a)
Beginning in 2013, all awarded DSUs that are vested will be forfeited on termination without cause.

(b)
Termination without cause includes voluntary termination by the executive for good reason.

The table below shows the estimated incremental payments to each NEO at, following, or in connection with each of the termination scenarios below as at October 31, 2013 (a).

Name

Type of Payment

Resignation ($)

  Termination
with cause ($)

  Termination
without cause ($)(b)

  Retirement
(early or normal) ($)

  Change in
control ($)

W. A. Downe

Total cash severance

0

0

7,091,925

0

7,091,925

Stock options

0

0

0

0

9,562,685

Pension

0

0

0

0

0

Total

0

0

7,091,925

0

16,654,610

T. E. Flynn

Total cash severance

0

0

0

0

0

Stock options

0

0

0

0

2,667,907

Pension

0

0

52,292

0

0

Total

0

0

52,292

0

2,667,907

T. V. Milroy

Total cash severance

0

0

0

0

0

Stock options

0

0

0

0

6,132,772

Pension

0

0

0

0

0

Total

0

0

0

0

6,312,772

G.G. Ouellette

Total cash severance

0

0

4,288,000

0

4,288,000

Stock options

0

0

0

0

5,180,617

Pension

0

0

58,000

0

58,000

Total

0

0

4,346,000

0

9,526,617

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Bank of Montreal Management Proxy Circular

Name

Type of Payment

Resignation ($)

  Termination
with cause ($)

  Termination
without cause ($)(b)

  Retirement
(early or normal) ($)

  Change in
control ($)

F. J. Techar

Total cash severance

0

0

3,187,002

0

3,187,002

Stock options

0

0

0

0

5,087,727

Pension

0

0

33,383

0

33,383

Total

0

0

3,220,385

0

8,308,112

(a)
The estimated incremental benefit received by the NEO excludes statutory benefits. Calculations assume the NEO ceased to be an employee on October 31, 2013. Values are based on the closing share price on the TSX on October 31, 2013 ($72.62). Incremental payments in $US have been converted at US$1.00 = Cdn$1.0427.

•

  Severance payments for Messrs. Downe, Ouellette and Techar are governed by their RAAs. Common law would determine severance payments for Mr. Flynn and
Mr. Milroy.

•

Stock option values shown are the in-the-money amount of options vesting earlier than normal. Accelerated vesting of stock options would occur if the NEO is terminated without cause within 24 months of the change of control.

•

Pension payments for Messrs. Downe, Ouellette and Techar are governed by their RAAs. Mr. Downe has reached the US$1,000,000 pension cap and no additional amounts are payable under his RAA. Payments for Mr. Flynn are governed by the Canadian Executive Pension Program, and Mr. Milroy by the BMO Nesbitt Burns Pension Plan.

(b)
Termination without cause includes voluntary termination by the executive for good reason.

Bank of Montreal Management Proxy Circular

96

7. Other Information

Bank’s Stock Option Plans

The only compensation plans
under which the Bank issues equity securities are the Stock Option Plan and the M&I stock option plans BMO assumed when it acquired M&I.

Stock
Option Plan – Shareholders approved this plan in 1995, and approved an amendment to increase the number of Shares issuable under the Plan at the Annual Meeting of Shareholders on March 3, 2009.

Non-Officer Director Stock Option Plan – Shareholders approved this plan in 2002. The Board decided to discontinue granting options under the Plan effective
November 1, 2003. The last options granted under this Plan expired on February 28, 2013. This Plan is no longer active.

Dilution Impact of
Long-Term Incentive Plan

At any time, there are a number of options available to be issued, plus options outstanding that have not yet been exercised. These are known as overhang. To reduce the future dilutive effects stock options have on share value, the Committee has established a guideline limiting overhang to 7.5% or less of the total number of issued and outstanding shares. The
Bank also monitors the outstanding options (dilution) and the number of options issued each year (burn rate).

The table below shows
these key measures, and shows our management of stock option awards to minimize the dilutive effect on Shareholders.

Measure (shown as a
% of issued and outstanding Shares as of October 31, 2013)

2013

2012

2011

Overhang (a)

3.13%

3.49%

3.99%

Dilution (b)

2.32%

2.43%

2.66%

Burn rate (c)

0.31%

0.39%

0.86% (d)

(a)
Overhang is the total number of options available to be issued, plus all options outstanding that have not yet been exercised, expressed as a percentage of the total number of issued and outstanding Shares at the end of the fiscal year, being 644,129,945.

(b)
Dilution is the number of options issued but not exercised, expressed as a percentage of the total number of issued and outstanding shares at the end of the fiscal year.

(c)
Burn rate is the number of stock options issued during the year, expressed as a percentage of the total number of issued and outstanding shares at the end of the fiscal year.

(d)
The burn rate increased in 2011 because of the conversion of outstanding M&I stock options into options to purchase shares when the M&I acquisition closed. Excluding the impact of the M&I conversion, the burn rate would have been 0.29% in 2011.

Securities Authorized for Issuance under the Equity
Compensation Plans

The table on the following page shows (at October 31, 2013):

•

Shares to be issued when outstanding options under the various stock options plans are exercised

•

  remaining number of shares available for issuance under the Stock Option Plan (there are no further shares available for issue under the M&I stock option plans).

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Bank of Montreal Management Proxy Circular

Shareholders have approved all equity compensation plans that involve the issuance of shares. See pages 98 and 99 for a description of the material features of the Bank’s Stock Option Plan.

Plan category

Number of securities to be issued upon exercise
of outstanding options, warrants and rights (a)

Weighted- average exercise price
of outstanding options, warrants and rights (b)

Number of securities remaining available for
future issuance under equity compensation plans (excluding securities reflected in column (a))

  Equity compensation plans
approved by the security holders

14,968,711

$78.17

5,201,062

  Equity compensation plans
not approved by the security holders

Nil

Nil

Nil

Total

14,968,711

$78.17

5,201,062

(a)
Includes outstanding M&I stock options that were converted into options to purchase Shares when the M&I acquisition closed, in accordance with the purchase agreement.

(b)
Includes the weighted-average exercise price for the converted M&I stock options.

Bank’s Stock Option Plan – Issuance Limits

Eligibility

Options granted to employees and employees on a temporary leave of absence of the Bank and its affiliates at Committee discretion.

Maximum number of Shares issuable

75,876,632 Shares (representing 11.77% of issued and outstanding shares as at February 7,
2014)

Currently issued (dilution)

15,567,779 Shares issuable upon exercise of outstanding options (representing 2.42% of the
Bank’s issued and outstanding shares as at February 7, 2014)

Available for issue

4,102,185 Shares remaining available for issuance (representing 0.64% of the Bank’s issued and outstanding shares as at February 7, 2014)

Other limits

The number of shares issuable to insiders, at any time, under all security based compensation arrangements, cannot exceed 10% of the issued and outstanding shares; and the number of shares issued to insiders, within any one year period, under all security based compensation arrangements, cannot exceed 10% of the issued and outstanding shares. Maximum number of shares reserved for issuance under options to any one participant cannot exceed 5% of the shares then issued and outstanding.

Committee guideline (overhang)

The Committee adopted a guideline that the total number of options available for issue, plus all options outstanding that have not yet been exercised, should be 7.5% or less of the total number of the Bank’s issued and outstanding shares.

Bank of Montreal Management Proxy Circular

98

Bank’s Stock Option Plan – Conditions

Maximum option term

Ten-year expiry date from date of grant. Term is
extended if the expiry falls during a Bank trading black-out period to fifth business day after blackout period is lifted; except that any option holder who is a U.S. taxpayer is excluded from this provision.

Exercise price

Equal to the closing price of the shares on the TSX on the trading day immediately preceding the date of grant

  Vesting and
exercise of options

Stock options must have vested before they can be exercised. Beginning in 2013, options vest 50% at the end of the 3rd and 4th year anniversaries of the grant date. For options granted prior to 2013, options vest 25% per year over four years. For stock options that include a price-condition, in addition to vesting, the shares must meet or exceed share price growth conditions before options can be exercised. Beginning in 2013, the Committee may outline different vesting terms in the participant’s award acknowledgement.

The Committee has full discretion to determine the number of options to be granted in the form of standard options and price-conditioned options.

Expiry of options

The earlier of:

(i)

  the fifth anniversary of a participant’s retirement
date

(ii)

the third anniversary of the date of termination of full-time employment due to disability or death

(iii)

the ten-year anniversary of date of grant

Options are forfeited if a participant resigns or is terminated for cause. For termination without cause, the participant may exercise outstanding exercisable options within 90 days of termination. All remaining options are then forfeited.

Transfer/ assignment

Only by will or under succession laws

  Forfeiture on detrimental
act committed while employed

All or a portion of an executive’s vested and non-vested options may be forfeited if it is discovered that a former executive while employed committed an act detrimental to the Bank.

Forfeiture on competition

Options may be forfeited where a retired participant or participant on permanent disability competes with the Bank or solicits the Bank’s employees or customers and when a participant who was terminated without cause solicits the Bank’s employees or customers.

Change of control

If an executive is terminated (other than for cause) within 24 months of a change of control, the executive’s options vest immediately and the executive has 90 days to exercise.

Plan changes

The Committee or Board of Directors may amend, modify or terminate the Plan at any time provided that any changes do not decrease entitlements that have accrued prior to the date of change. Changes are subject to Shareholder approval where such change:

(i)

increases the number of shares reserved for issuance under the Plan

(ii)

reduces the exercise price of an option (the cancellation or termination of an option of a Plan participant prior to its expiry date for the purpose of re-issuing options to the same Plan participant with a lower exercise price shall be treated as an amendment to reduce the exercise price of an option)

(iii)

extends the term of an option beyond the expiry date (except where an expiry date would have fallen within a blackout period of the Bank)

(iv)

extends eligibility to participate in the Plan to non-employee directors

(v)

permits options or stock appreciation rights to be transferred other than for normal estate settlement purposes

(vi)

extends the expiry date of an option beyond ten years from its grant date (except where an expiry date would have fallen within a blackout period of the Bank)

(vii)

permits awards, other than options and stock appreciation rights, to be made under the Plan

Amendments which may be made without Shareholder approval include amendments of a
“housekeeping” nature, the addition of covenants of the Bank for the protection of participants, adjustments to outstanding options in the event of certain corporate transactions, specifying practices with respect to applicable tax withholdings, a change to the vesting provisions of an option and a change to the termination provisions of an option which does not entail an extension of the term of the option beyond its original expiry date.

Exercise process

(i)

executives open a BMO brokerage account

(ii)

when the option is exercised, the account is debited for the amount of the strike price and, to the extent that the amount debited exceeds available funds in the account, the executive is charged interest at the same rate charged to customers for purchases of securities on margin

(iii)

when the executive has elected to sell all or some of the shares issued upon the exercise of the options, brokerage firm retains a portion of the sale proceeds to cover the strike price, applicable commissions and taxes and debit interest

(iv)

when any executive has elected to hold the shares issued upon the exercise of the options, he or she must pay the strike price, applicable commissions and taxes and debit interest

An executive may also elect to surrender their in-the-money options a day prior to expiry in exchange for shares equivalent in value to the in-the-money amount.

Clawback

Up to 100% of
the benefit associated with an executive’s unexercised options may be clawed back, if through the executive’s fraud, misconduct or gross negligence BMO or BMO Financial Corp suffers a consequential financial loss or is required to restate its financials.

Up to 100% of the benefit received from the exercise of stock options in the past 12 months may be clawed back, if there is a financial restatement or misconduct as per Bank policy.

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Bank of Montreal Management Proxy Circular

Key Features of the BMO Capital Markets Variable Compensation Plan

Eligibility

BMO Capital Markets employees (excluding the BMO Capital Markets
CEO)

Form of award

Cash, Restricted Share Units (RSUs) or Deferred Stock Units (DSUs)

Pool funding

A global pool is established based on a fully expensed
model through the use of Net Income Before Bonus and Taxes performance against performance targets; the amount available to the BMO Capital Markets Executive Committee is based on the operating group performance outlined on page 84.

Pool is fully adjusted for actual loan losses and incorporates a BMO Capital Markets ROE measure.

Pool may also be adjusted to reflect other considerations such as risk.

Form of award

Individual awards apportioned between cash and RSUs,
based on nature of the role and compensation level.

Cash portion can be voluntarily deferred into DSUs.

All material risk-taking employees in BMO Capital Markets receive at least 40% of their incentive award in RSUs. See pages 101 and 102 for more information on material risk-taking employees.

RSU terms

RSUs:

•    Earn dividend equivalents as additional RSUs.

•    Value based on share price.

•    Vests 25% in each of the first two years, and 50% over the third year, with payout either each year or at the end of three years.

•    Non-vested units are forfeited on
resignation.

•    Continue to vest upon retirement or termination without cause, subject to a non-compete provision and/or non-solicit provision.

•    Non-vested RSUs
are forfeited if participant committed an act while employed with the Bank that would have led to termination for cause.

DSU terms

BMO Capital Markets employees at the Managing Director
level and above may choose to receive some or all of their cash award in DSUs.

DSUs:

•    Earn dividend equivalents as additional DSUs.

•    Redeemable only when employees sever all ties with the Bank and its affiliates.

•    Value of a DSU is based on the share price.

Clawback

Cash, RSUs and DSUs paid out in the past 12 months may
be clawed back if there is a financial restatement or misconduct, as per Bank policy.

RSU equity award payouts may be reduced or eliminated based on information that would have negatively impacted the size of an award when it was granted.

Bank of Montreal Management Proxy Circular

100

8. Additional Disclosure

This section of the management proxy circular includes information about compensation plans and employees that can have a material impact on the Bank’s risk exposure (“material plans and employees”) and is consistent with the Basel Committee Pillar 3 Disclosure Requirements.

The
Committee is accountable for establishing and approving compensation policies and philosophies for BMO Financial Group’s material plans and employees. Its overall approach is consistent with the approach it applies to executive compensation with appropriate modifications to comply with requirements in local jurisdictions:

•

tie compensation payouts to business performance, strategy and shareholder returns, while balancing risk

•

consider individual performance when determining variable pay

•

require material risk-taking employees to defer a portion of their variable compensation

(See the Compensation Discussion and Analysis starting on page 52 for information about executive compensation and the Committee’s role)

Material Plans

The Committee approved
criteria for identifying material plans after receiving input from the Bank’s Risk, Audit, Finance, Human Resources and Compliance groups.

The risk level of a business (based on the Risk group’s assessment) and its total annual compensation spend determine whether or not a compensation plan is considered material. Generally, higher risk businesses and larger spends on annual compensation would lead to classification as a material plan.

The Committee must approve:

•

the annual list of material plans

•

  changes to material plans after review by the U.S. and enterprise Compensation Oversight Committee and CEO (See page 58 for more details on the U.S. and enterprise Compensation Oversight Committee)

•

funding for the variable incentive pools, after review by the U.S. and enterprise Compensation Oversight Committee and CEO

Material Risk-Taking Employees

The
Committee has approved the following categories of employees as its material risk-taking employees: all Senior Vice-Presidents and above in the Bank and any BMO Capital Markets employees whose actions could have a material impact on the Bank’s risk.

The following standards apply to the compensation of material employees:

•

  non-financial metrics (such as risk limits exceeded and unsatisfactory audit reports) are consolidated in performance assessments and compensation decisions

•

deferred compensation for this group is 40 to 60 percent of their total compensation

•

variable compensation reflects pay for performance and appropriate risk measures

Compensation Tables for Material Risk-Taking Employees

Cash compensation paid has been
converted into Cdn$ at the average rate of exchange in fiscal 2013 of US$1.00=Cdn$1.0235 and £1=Cdn$1.5978; 2012 of US$1.00=Cdn$1.0032.

Equity
awards granted have been converted into Cdn$ using the November month end spot rate in fiscal 2013 of US$1.00=Cdn$1.0620 and £1=Cdn$1.7382; fiscal 2012 of US$1.00=Cdn$0.9936.

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Bank of Montreal Management Proxy Circular

Total direct compensation awarded in fiscal 2013 and 2012

Category (a)

2013

2012

Senior Executives

Other material risk takers

Senior Executives

  Other
 material   risk
takers

Number of employees (#)

9

100

9

103

Total fixed compensation ($)

5,456,075

28,038,787

5,260,880

27,745,894

Aggregate variable compensation

Cash ($)

7,981,255

58,861,111

6,550,074

60,681,879

Share-based ($)

18,547,700

56,546,155

16,724,490

53,404,372

Option-based ($)

6,286,040

10,948,556

7,330,381

12,864,782

Total deferred compensation ($)(b)

25,708,740

68,720,225

24,755,443

68,009,210

Total variable compensation ($)(c)

38,271,070

154,394,610

35,865,825

154,696,927

(a)
Employees who have left the Bank during the year are included in these categories. Senior Executives are the bank’s most senior executives.

(b)
Total deferred compensation represents the total value of DSUs (voluntarily deferred from cash or awarded), RSUs and option-based compensation.

(c)
Total variable compensation represents the total of cash (excluding fixed compensation), share-based and option-based compensation.

Deferred compensation outstanding and paid out in fiscal 2013 and 2012

2013

2012

Category

Senior Executives

  Other
material risk takers

Senior Executives

Other material risk takers

Cash

Vested

3,285,481

1,201,653

2,952,914

1,447,358

Share-based (a)(b)

Vested

58,271,359

39,095,226

39,576,896

46,879,976

Unvested

46,326,638

219,019,123

33,770,530

219,939,689

Option-based (a)(c)

Vested

35,791,079

44,571,062

9,668,207

20,676,125

Unvested

24,738,609

35,498,155

7,044,316

13,702,665

Paid in the fiscal year

14,462,729

65,922,316

14,610,726

86,666,720

(a)
Based on the closing share price on the TSX on October 31, 2013 ($72.62) and October 31, 2012 ($59.02).

(b)
The value of vested and unvested share-based awards equals the number of outstanding units on October 31st multiplied by the closing share price.

(c)
The value of vested and unvested in-the-money options is equal to the difference between the exercise price of the options and the closing share price on October 31st.
Vested options include options that have vested and were exercisable because they have met the price condition hurdles. Unvested options include unvested options and vested options that cannot be exercised because they have not met the price condition hurdles.

Outstanding share-based and option-based awards are subject to implicit adjustments (share price fluctuation) and explicit adjustments (i.e., risk adjustments, clawback or forfeiture). In 2013 and 2012, no reductions were taken due to explicit adjustments. In 2013 or 2012, there were no implicit reductions.

Other compensation paid

In 2013, the
severance payments agreed to were $14.3 million for 4 material risk takers and $17.0 million was paid out to 17 material risk takers. In 2012, the Bank took restructuring charges to align the Bank’s cost structure with the current and future business environment. These restructuring charges included agreed to severance payments totaling $39.1 million for 13 material risk takers. The bank paid out $29.1 million to 17 material risk takers. The severance payments awarded were aligned with common law practice. No Senior Executives received or were awarded severance in Fiscal 2013 or 2012.

Information on
sign-on payments, guaranteed bonuses and the highest severance awarded in 2013 and 2012 was provided to OSFI on a confidential basis to protect employee privacy.

Bank of Montreal Management Proxy Circular

102

Directors’ Approval

Our Board of Directors approved the contents of this Management Proxy Circular for distribution to Shareholders.

BARBARA M. MUIR

Corporate
Secretary

February 25, 2014

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Bank of Montreal Management Proxy Circular

Sustainability at BMO

We use the term sustainability to describe our triple bottom line approach to managing the impacts of our business activities related to economic, social and environmental dimensions.

Our approach involves:

•

Delivering value to our customers

•

Creating opportunities for our employees

•

Generating greater rewards for our Shareholders

•

Contributing to the well-being of the communities where we do business

•

Integrating respect for the environment into our business growth strategies and practices

Further information can be found in our Environmental, Social and Governance Report and Public Accountability Statement (www.bmo.com/esg-pas-report) and in our
Corporate Responsibility Report (www.bmo.com/corporateresponsibility).

About the Production of

our Management Proxy Circular

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that comes from well-managed forests, certified in accordance with the international standards of the Forest Stewardship Council® (FSC®).

Information on our environmental policies, programs and performance is
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